    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1999

                                                      REGISTRATION NO. 333-87085
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                           --------------------------

                             INVITROGEN CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                        2836                        33-0373077
 (State or other jurisdiction        (Primary Standard              (I.R.S. Employer
              of                        Industrial               Identification Number)
incorporation or organization)  Classification Code Number)

                              1600 FARADAY AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 603-7200

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                 JAMES R. GLYNN
                            CHIEF FINANCIAL OFFICER
                             INVITROGEN CORPORATION
                              1600 FARADAY AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 603-7200

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

            CAMERON JAY RAINS, ESQ.                                  MICHAEL W. HALL, ESQ.
            JEFFREY T. BAGLIO, ESQ.                                HOWARD L. ARMSTRONG, ESQ.
        Gray Cary Ware & Freidenrich LLP                                Latham & Watkins
        4365 Executive Drive, Suite 1600                           701 "B" Street, Suite 2100
              San Diego, CA 92121                                     San Diego, CA 92101
                 (858) 677-1400                                          (619) 236-1234

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                 SUBJECT TO COMPLETION - DATED OCTOBER 22, 1999


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PROSPECTUS
          , 1999

                          [LOGO]-Registered Trademark-

                        5,000,000 SHARES OF COMMON STOCK

     ----------------------------------------------------------------------

    THE COMPANY:

    - We develop, manufacture and sell research kits and products and provide services designed to facilitate molecular biology research.

    NASDAQ SYMBOL: IVGN

    THE OFFERING:

    - Invitrogen is offering 1,500,000 shares and existing stockholders are offering 3,500,000 shares.

    - The underwriters have an option to purchase an additional 750,000 shares from Invitrogen and the existing stockholders participating in this offering to cover over-allotments.

    - There is an existing market for our shares. The last reported sale price
      for our common stock on          , 1999, was $     per share.

    - Closing:          , 1999.

        ------------------------------------------------------------------------------------------------
                                                                      PER SHARE                 TOTAL
        ------------------------------------------------------------------------------------------------
        Public offering price:                                        $                      $
        Underwriting fees:
        Proceeds to Invitrogen:
        Proceeds to selling stockholders:
        ------------------------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

            HAMBRECHT & QUIST
                         U.S. BANCORP PIPER JAFFRAY
                                                           DAIN RAUSCHER WESSELS
                                                A DIVISION OF DAIN
 RAUSCHER INCORPORATED

             The undersigned is facilitating Internet distribution
                                 DLJDIRECT INC.

                               TABLE OF CONTENTS


                                          PAGE
Prospectus Summary....................      3
Risk Factors..........................      7
Use of Proceeds.......................     16
Price Range of Common Stock...........     16
Dividend Policy.......................     16
Capitalization........................     17
Selected Consolidated Financial
  Data................................     18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     19
Business..............................     26



Management............................     50
                                          PAGE
Certain Transactions..................     58
Principal and Selling Stockholders....     59
Description of Capital Stock..........     61
Shares Eligible for Future Sale.......     63
Underwriting..........................     65
Legal Matters.........................     67
Experts...............................     67
Additional Information................     67
Index to Financial Statements.........    F-1


                            ------------------------


    Discovery Line-TM-, DNA DipStick-TM-, Gene Pool-TM-, Hybrid Hunter-TM-, Micro-FastTrack-TM-, Northern Territory-TM- and Zero Background-TM- are trademarks of Invitrogen. The Invitrogen logo, MaxBac-Registered Trademark-, FastTrack-Registered Trademark-, One Shot-Registered Trademark-, TA Cloning-Registered Trademark-, TOPO-Registered Trademark- and Zero Blunt-Registered Trademark- are Invitrogen trademarks which have been registered with the United States Patent and Trademark Office. GeneStorm-TM-, Invitrogenomics-TM-, Morphagen-TM- and Morphatides-TM- are trademarks of Invitrogen for which registration applications have been filed with the United States Patent and Trademark Office.


    XCell II-TM-, Blue Horizon-TM-, Mark12-TM- and Coomassie-TM-are trademarks of NOVEX. NOVEX-Registered Trademark-, Serva-Registered Trademark-, Quickpoint-Registered Trademark-, NuPAGE-Registered Trademark-, Powerease-Registered Trademark-, SeeBlue-Registered Trademark-, Multi-Mark-Registered Trademark-and SilverXpress-Registered Trademark- are trademarks of NOVEX which have been registered with the United States Patent and Trademark Office. WesternBreeze-TM- is a trademark of NOVEX for which an application for registration has been filed with the United States Patent and Trademark Office.

    All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THIS OFFERING. WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY. UNLESS STATED OTHERWISE, THE INFORMATION CONTAINED IN THE PROSPECTUS ASSUMES THAT THE UNDERWRITER'S OVER-ALLOTMENT OPTION TO PURCHASE 750,000 SHARES FROM INVITROGEN AND THE SELLING STOCKHOLDERS IS NOT EXERCISED.

    THROUGHOUT THIS PROSPECTUS, UNLESS OTHERWISE INDICATED, "INVITROGEN," "WE," "OUR," AND "US" REFER TO INVITROGEN AND ALL OF ITS SUBSIDIARIES, INCLUDING THE OPERATIONS OF NOVEX.

                             INVITROGEN CORPORATION


    Invitrogen develops, manufactures and markets research tools in kit form and provides other research products and services to corporate, academic and government entities. Our research kits simplify and improve gene cloning, gene expression and gene analysis techniques as well as other molecular biology activities (see "Business--Scientific Overview"). These techniques and activities are used to study how a cell is regulated by its genetic material, known as functional genomics, and to search for drugs that can treat diseases. Our kits and products allow researchers to perform these activities more accurately, efficiently and with greater reproducibility compared to conventional research methods. Our kits and products have made molecular biology research techniques more accessible to pharmaceutical, biotechnology, agricultural, government and academic researchers with backgrounds in a wide range of scientific disciplines. In 1998 we began marketing our "high-throughput" gene cloning and expression technology, which allows us to clone and expression-test genes on an industrial scale. We are utilizing this high-throughput technology to generate additional license, service and product opportunities. In August 1999, Invitrogen merged with NOVEX, a developer and manufacturer of pre-cast electrophoresis gels and associated products for gene and protein analysis. From 1994 through 1998, Invitrogen experienced compound annual growth in revenue of 27% and net income of 60%.


    Based on independent market studies, in 1998 researchers spent over $1.4 billion on molecular biology products and supplies such as chemicals, reagents, enzymes and kits. Gene cloning, expression and analysis kits represent a rapidly emerging segment of the molecular biology product and supply market. Based on independent market studies, we project sales of gene cloning, expression and analysis kits to grow approximately 21% in 1999, compared to approximately 14% growth in 1999 for the overall molecular biology product and supply market. We believe the gene cloning, expression and analysis kit market will continue to expand due to several factors, including:

    - Increasing levels of government funding for the study of genetic material and molecular biology research;

    - Increasing availability of new data from the Human Genome Project, a federally funded effort to identify all human genes, and other genome sequencing projects;

    -  Proliferation of high-throughput molecular biology research techniques;
       and


    -  Increasing investment in commercial research activities.


    We offer approximately 700 kits and other products that researchers use to conduct key molecular biology research activities. Our kits and products make molecular biology techniques easier, faster and more accessible to an increasingly broad community of researchers. For example, as compared to conventional cloning methods, our proprietary cloning method, known as TOPO TA Cloning, reduces the time required for a key step in the gene cloning process from 12 hours to five minutes, reduces total experiment completion time from three to five days to one day and increases the cloning success rate from 50-60% to over 90%. Based on our 1998 sales of these kits, we estimate that researchers who used TOPO TA Cloning Kits in 1998 saved over 7 million hours compared to standard cloning methods.

    In 1998 we developed a high-throughput gene cloning and expression system by scaling up our TOPO TA Cloning technology and automating much of the cloning and expression process. We are marketing this technology under the name Invitrogenomics. We are using this new technology to rapidly clone and patent full-length gene libraries, which we are licensing and selling. To date, we have assembled libraries of over 2,300 full-length cloned human genes that correctly express their specific proteins. In addition, we are using this technology to provide gene cloning and expression services on a contract basis to pharmaceutical, biotechnology and agricultural companies that wish to reduce the time and costs associated with identifying and validating new drug targets and developing novel therapeutics.

    We believe we have assembled one of the broadest portfolios of gene cloning, expression and analysis related intellectual property in our industry. To date, we have obtained over 85 licenses, which provide us with access to over 200 patents and applications covering gene cloning, expression and analysis materials and techniques. In total, we own or control 28 issued and pending patents and applications. We believe our intellectual property portfolio has established us as a licensing partner of choice for corporate and academic researchers who wish to commercialize their gene cloning, gene expression and gene analysis-related discoveries. We believe our leadership position derives from our ability to rapidly enhance the value of the technologies we license by combining them with our existing products and licensed technologies.

    Our principal offices are located at 1600 Faraday Avenue, Carlsbad, California 92008. Our telephone number is (760) 603-7200. Our website address is www.invitrogen.com. Our website is not a part of this prospectus.

                               MERGER WITH NOVEX


    On August 17, 1999 we completed our merger with NOVEX. As consideration for the merger we issued 2,530,124 shares of our common stock and assumed options which were converted into options to purchase 469,678 shares of our common stock. Invitrogen merged with NOVEX because we believe that NOVEX's pre-cast gel electrophoresis product lines are highly complementary with Invitrogen's product lines. In connection with the integration of NOVEX, we recently reduced the size of our U.S. workforce by approximately 14%. This transaction has been accounted for as a pooling of interests and the consolidated financial statements and other financial data included in this prospectus have been restated for all periods prior to the merger to reflect the combined financial and operating results of Invitrogen and NOVEX.


    Our NOVEX subsidiary develops, manufactures and markets research electrophoresis products in pre-cast form, which improves the speed, reliability and convenience of gel electrophoresis. Gel electrophoresis is a technique that is used as a tool to visualize the results of many different types of molecular biology experiments. As such, it is an integral part of the majority of the molecular biology activities that our kits and other products address. NOVEX offers approximately 450 products that enable researchers to complete their experiments more accurately, efficiently and with greater reproducibility compared to traditional electrophoresis methods. For example, our pre-cast gels eliminate the time required to make gels in the laboratory, resulting in savings of 1-2 hours every time a gel is purchased from us rather than made by the researcher.

                                  THE OFFERING


Common stock offered:

  By Invitrogen....................................  1,500,000 shares

  By the selling stockholders......................  3,500,000 shares
    Total..........................................  5,000,000 shares

Common stock to be outstanding after this
  offering.........................................  18,005,259 shares

Use of proceeds....................................  - Continued development and manufacture of our existing products and services

                                                     - Research and development of additional
                                                       products and services

                                                     - Working capital and general corporate
                                                       purposes, including potential acquisitions of
                                                       products, technologies or companies

Risk factors.......................................  For a discussion of certain considerations relevant to an investment in our common stock,
                                                     see "Risk Factors."

Nasdaq National Market symbol......................  IVGN



    The number of shares outstanding after this offering is based on shares outstanding as of September 30, 1999 and:


    - Includes 330,000 shares issuable upon exercise of options at a weighted average exercise price of $1.75 which we anticipate selling stockholders will exercise prior to this offering.


    - Excludes the remaining 3,578,662 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $10.17 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA



    The tables below summarize financial data of Invitrogen set forth in more detail in the Consolidated Financial Statements at the end of this prospectus. The Consolidated Financial Statements have been restated to include the results of NOVEX as if the merger had occurred at the beginning of the periods presented. The As Adjusted Balance Sheet Data as of September 30, 1999, has been adjusted to reflect the sale of 1,500,000 shares of common stock by Invitrogen at a price of $29.50 per share, the anticipated exercise of options to purchase 330,000 shares of common stock by selling stockholders at a weighted average exercise price of $1.75 and the application of the net proceeds from such sale and option exercises. See "Use of Proceeds."



                                                                                              NINE MONTHS
                                                                                                 ENDED
                                                            YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                         ------------------------------   -------------------
                                                           1996       1997       1998       1998       1999
                                                                                              (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...............................................  $32,556    $ 41,182   $53,660    $39,212    $51,288
Cost of revenues.......................................   12,094      15,958    19,191     13,707     17,461
                                                         -------    --------   -------    -------    -------
  Gross margin.........................................   20,462      25,224    34,469     25,505     33,827
Operating expenses:
  Sales and marketing..................................    6,563       8,305    11,352      8,316     10,496
  General and administrative...........................    6,291       7,312     8,091      5,816      6,742
  Research and development.............................    3,882       5,918     8,603      6,390      7,447
  Merger related costs.................................       --          --        --         --      4,379
                                                         -------    --------   -------    -------    -------
    Total operating expenses...........................   16,736      21,535    28,046     20,522     29,064
                                                         -------    --------   -------    -------    -------
Income from operations.................................    3,726       3,689     6,423      4,983      4,763
Other income and expense, net..........................       28         117       217        200        715
                                                         -------    --------   -------    -------    -------
Income before taxes....................................    3,754       3,806     6,640      5,183      5,478
Provision for income taxes.............................    1,418       1,371     2,410      1,858      2,157
                                                         -------    --------   -------    -------    -------
Net income.............................................    2,336       2,435     4,230      3,325      3,321
Less: Preferred stock dividends........................       --        (475)     (900)      (675)      (163)
     Accretion of non-voting redeemable common stock...     (171)       (175)     (204)      (150)       (74)
     Accretion of beneficial conversion feature related
     to convertible preferred stock....................       --     (15,000)       --         --         --
     Adjustment to beneficial conversion feature
     related to convertible preferred stock............       --          --        --         --        985
                                                         -------    --------   -------    -------    -------
     Net income (loss) applicable to common shares.....  $ 2,165    $(13,215)  $ 3,126    $ 2,500    $ 4,069
                                                         =======    ========   =======    =======    =======
Earnings (loss) per share:
  Basic................................................  $  0.20    $  (1.15)  $  0.26    $  0.21    $  0.27
                                                         =======    ========   =======    =======    =======
  Diluted..............................................  $  0.17    $  (1.15)  $  0.23    $  0.18    $  0.23
                                                         =======    ========   =======    =======    =======
Weighted average shares used in per share calculation:
  Basic................................................   10,831      11,461    12,152     12,154     15,099
  Diluted..............................................   12,554      11,461    13,883     13,648     17,646



                                                                  SEPTEMBER 30, 1999
                                                              ---------------------------
                                                               ACTUAL         AS ADJUSTED
                                                               (UNAUDITED, IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 39,025         $ 81,140
Total assets................................................    68,273          110,388
Long-term obligations, less current maturities..............       741              741
Total stockholders' equity..................................    57,780           99,894

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

FAILURE TO SUCCESSFULLY INTEGRATE NOVEX INTO OUR OPERATIONS COULD REDUCE OUR
  PROFITABILITY


    We closed our merger with NOVEX on August 17, 1999. NOVEX is now a wholly-owned subsidiary of Invitrogen. Integrating the two companies' operations is ongoing and will require significant efforts from each company, including the coordination of research and development and sales and marketing efforts. Invitrogen may find it difficult to integrate the operations of NOVEX. Personnel may leave or be terminated because of the merger. We recently reduced the size of our U.S. workforce by approximately 14% in connection with the integration of the two companies. Also David E. McCarty, former President and Chief Executive Officer of NOVEX, former Executive Vice President of Invitrogen and a selling stockholder, is no longer our employee but continues as a director of Invitrogen. Such employee resignations or terminations may require us to make severance or other payments and may result in related litigation. Four former employees of NOVEX, including Mr. McCarty and Sheldon Engelhorn, a former Executive Vice President of NOVEX and a selling stockholder in this offering, have retained counsel and threatened to take legal actions against us arising out of the termination of their employment. These former employees allege fraud and wrongful termination in connection with the termination of their employment following the merger between Invitrogen and NOVEX and the reduction of our U.S. workforce. These former employees have indicated that their damages would include lost earnings, severance and the value of unvested stock options which they lost as a result of the termination of their employment. Mr. McCarty has requested arbitration of his claims. Although no formal legal action has been filed and no other specific demands have been made, actions may be filed against us in the future. Additionally, other former employees could assert similar or other claims arising out of the termination of their employment. We are currently evaluating all such claims and no assurances can be given as to the outcome of any resulting litigation.


    NOVEX customers, distributors or suppliers may terminate their arrangements with NOVEX, or demand amended terms to these arrangements, because of the merger. Invitrogen management may have their attention diverted while trying to integrate the two companies. Such diversion of management's attention or difficulties in the transition process could have a material adverse impact on us. If we are not able to successfully integrate the operations of NOVEX, our expectations of future results of operations may not be met. Factors which will determine the success of the merger include:

    - Changes in the favorable market reaction to NOVEX's and Invitrogen's significant products;

    - Competitive factors, including technological advances attained by competitors and patents granted to or contested by competitors, which would result in their ability to compete against us more effectively;

    - The ability of the combined company to increase sales of both NOVEX and Invitrogen products; and

    - The ability of the combined company to operate efficiently and achieve cost savings.

    Even if the two companies are able to integrate operations, there can be no assurance that the anticipated synergies will be achieved. The failure to achieve such synergies could have a material adverse effect on the business, results of operations and financial condition of the combined company.

FAILURE TO MANAGE GROWTH COULD IMPAIR OUR BUSINESS


    Our business has grown rapidly. Our net revenues increased from $32.6 million in 1996 to $53.7 million in 1998. During that same period we significantly expanded our operations in the United

States and in Europe. The number of our employees has increased from approximately 220 at December 31, 1996 to approximately 380 at September 30, 1999.


    It is very difficult to manage this rapid growth, and our future success depends on our ability to implement:

    - Research and product development;

    - Sales and marketing programs;

    - Customer support programs;

    - Operational and financial control systems; and


    - Recruiting and training of new personnel.



    Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand and train our workforce worldwide.


    We are in the process of upgrading and integrating our enterprise-wide financial and manufacturing information system. If we fail to successfully complete this process we could experience manufacturing and shipping delays which, in turn, could cause increased manufacturing costs and deferred or lost sales.

    We have developed a high-throughput gene cloning and expression system by scaling up our TOPO TA Cloning technology. We are commercializing this technology under the name Invitrogenomics. Our future business growth depends in part on the success of our Invitrogenomics products and services. In order to succeed in this business we may need to hire additional senior managers. Moreover, operation of Invitrogenomics may present unfamiliar management challenges that we might not successfully address. We may not be able to locate or hire the necessary managers or successfully address the potentially unfamiliar management issues that may occur in Invitrogenomics or other areas of our business.

    We recently merged with NOVEX, requiring additional investments in operations, product research and development and sales and marketing which are significant expenses. Failure to successfully manage and coordinate the growth of the combined company could adversely impact our revenue and profits.

REDUCTION IN RESEARCH AND DEVELOPMENT BUDGETS AND GOVERNMENT FUNDING MAY IMPACT
  SALES

    Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

    In recent years, the United States pharmaceutical industry has undergone substantial downsizing and consolidation. Further mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.


    A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health and similar domestic and international agencies. Also, a portion of our direct revenues comes from NIH Small Business Innovation Research grant funds. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously damage our business.


    Our customers generally receive funds from approved grants at particular times of the year, as determined by the federal government. Grants have, in the past, been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our sales and operating results.

FAILURE TO LICENSE NEW TECHNOLOGIES COULD IMPAIR OUR NEW PRODUCT DEVELOPMENT


    Our business model of providing products to researchers working on a variety of genetic projects requires us to develop a wide spectrum of products. To generate broad product lines it is advantageous to sometimes license technologies from the scientific community at large rather than depending exclusively on our own employees. As a result, we believe our ability to in-license new technologies from third parties is and will continue to be critical to our ability to offer new products. Over 40% of our revenues are from products manufactured or sold under licenses from third parties.


    From time to time we are notified or become aware of patents held by third parties which are related to technologies we are selling or may sell in the future. After a review of these patents, we may decide to obtain a license for these technologies from such third parties. We are currently in the process of negotiating several such licenses and expect that we will also negotiate these types of licenses in the future. There can be no assurances that we will be able to negotiate such licenses on favorable terms, or at all.

    Our ability to gain access to technologies needed for new products and services depends in part on our ability to convince inventors that we can successfully commercialize their inventions. We cannot assure you that we will be able to continue to identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all.

LOSS OF LICENSES COULD HURT OUR PERFORMANCE

    Some of our licenses do not run for the length of the underlying patent. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling certain of our products or redesign our products or lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share for certain products.

    Our licenses typically subject us to various commercialization, sublicensing and other obligations. If we fail to comply with these requirements we could lose important rights under a license, such as the right to exclusivity in a certain market. In some cases, we could also lose all rights under a license. In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We typically do not receive significant indemnification from a licensor against third party claims of intellectual property infringement. See "Business--Technology Licensing" regarding our current licenses.

OUR MARKET SHARE DEPENDS ON NEW PRODUCT INTRODUCTIONS AND ACCEPTANCE

    The market for our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical for the market. For example, prepackaged kits to perform research in particular cell lines and already-isolated genetic material are only now coming into widespread use among researchers. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or damage our business.

    We have made a substantial investment in developing the technology underlying Invitrogenomics products and services. The products portion of Invitrogenomics was launched commercially in 1998, and has not achieved significant revenues. We cannot be sure that Invitrogenomics will achieve any commercial success or that revenues will equal or exceed the cost of our investment.

    In the past we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

    - Availability, quality and price relative to competitive products;

    - The timing of introduction of the product relative to competitive products;

    - Scientists' opinion of the product's utility;

    - Citation of the product in published research; and

    - General trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, operating results and financial condition.

LOSS OF KEY PERSONNEL COULD HURT OUR BUSINESS

    Our products and services are highly technical in nature. In general only highly qualified and trained scientists have the necessary skills to develop and market our products and provide our services. We face intense competition for these professionals from our competitors and our customers, marketing partners and companies throughout our industry. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would seriously damage our business. We do not generally enter into employment agreements requiring these employees to continue in our employment for any period of time. See "Management."

COMPETITION IN THE LIFE SCIENCES RESEARCH MARKET COULD REDUCE SALES

    The markets for our products are very competitive and price sensitive. Many other life sciences research product suppliers have greater financial, operational, sales and marketing resources, and more experience in research and development than we do. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

    The market for our electrophoresis products is also subject to specific competitive risks. The recent sale by FMC of its BioProducts division to a competitor of NOVEX may result in additional market and pricing pressure on our products. Further, NOVEX recently increased its prices, which may be met with customer resistance and could give competing companies an additional opening into our markets. The gel electrophoresis market is highly price competitive. Our competitors have in the past and may in the future compete by lowering prices on certain products. In certain cases, we may respond by lowering our prices which would reduce revenues and profits. Conversely, failure to anticipate and respond to price competition may hurt our market share.

    We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer. See "Business--Competition" for more information.

DISTRIBUTORS MAY FORCE US TO USE MORE EXPENSIVE MARKETING AND DISTRIBUTION
  CHANNELS

    Certain of our customers have developed purchasing initiatives to reduce the number of vendors they purchase from in order to lower their supply costs. In some cases these accounts have established agreements with large distributors, which include discounts and the distributors' direct involvement with the purchasing process. These activities may force us to supply the large distributors with our products at a discount to reach those customers. For similar reasons many larger customers, including the federal government, have requested and may in the future request special pricing arrangements, including blanket purchase agreements. These agreements may limit our pricing flexibility, especially with respect to our electrophoresis products, which could adversely impact our business, financial condition and results of operations. Currently we do not have the capability to accept and process orders through our website. Accordingly, we may implement sales through Internet vendors. Internet sales through third parties may negatively impact our gross margins as the commission paid on Internet sales would be an additional cost not incurred through the use of non-Internet vendors.

WE RELY ON THIRD-PARTY MANUFACTURERS TO MANUFACTURE SOME OF OUR PRODUCTS AND
  COMPONENTS

    We rely on third-party manufacturers to supply many of our raw materials, product components and in some cases, entire products. In particular, we purchase all of the cassettes used in our electrophoresis pre-cast gels from a single third-party manufacturer. Also, we recently contracted with an outside vendor for the production of our PowerEase instrument products. Manufacturing problems may occur with these and other outside sources. If such problems occur, there can be no assurance that we will be able to manufacture our products profitably or on time.

INTERNATIONAL UNREST OR FOREIGN CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT OUR
  RESULTS


    Including subsidiaries and distributors, our products are currently marketed in over 30 countries throughout the world. Our international revenues, which include revenues from our Netherlands and Germany subsidiaries and export sales, represented 35% of our product revenues in 1998, 29% in 1997 and 25% in 1996. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future, in part because we intend to expand our international operations.


    There are a number of risks arising from our international business, including:

    - General economic and political conditions in the markets in which we operate;

    - Potential increased costs associated with overlapping tax structures;

    - Potential trade restrictions and exchange controls;

    - More limited protection for intellectual property rights in some countries;

    - Difficulties and costs associated with staffing and managing foreign operations;

    - Uncertain effects of the movement in Europe to a unified currency;

    - Slower growth in the European market before the unified currency is fully adopted;

    - Unexpected changes in regulatory requirements;

    - The difficulties of compliance with a wide variety of foreign laws and regulations;

    - Longer accounts receivable cycles in certain foreign countries; and

    - Import and export licensing requirements.

    A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We engage in foreign exchange hedging transactions to manage our foreign currency exposure, but we cannot assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Currency Hedging and Foreign Currency Translation."

    The Asia/Pacific region has recently experienced unstable economic conditions and significant devaluation in its currencies. The economic situation in the region may result in slower payments of outstanding receivable balances. To date this region has not represented a significant portion of our revenues. However, to the extent the Asia/Pacific region becomes increasingly important, or to the extent the factors affecting the region begin to affect other geographic locations, our business could be damaged.

INABILITY TO PROTECT OUR TECHNOLOGIES COULD AFFECT OUR ABILITY TO COMPETE

    Our success depends to a significant degree upon our ability to develop proprietary products and technologies. However, we cannot assure you that patents will be granted on any of our patent applications. We also cannot assure you that the scope of any of our issued patents will be sufficiently broad to offer meaningful protection. We only have patents issued in selected countries. Therefore, third parties can make, use and sell products covered by our patents in any country in which we do not have patent protection. In addition, our issued patents or patents we license could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. The right to use our products is given to our customers under label licenses that are for research purposes only. These licenses could be contested and no assurances can be made that we would either be aware of an unauthorized use or be able to enforce the restrictions in a cost-effective manner. See "Business--Patents and Proprietary Technologies" for more information regarding our existing and pending patents.

PUBLICITY OF TRADE SECRETS COULD AID OUR COMPETITORS

    We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. If our trade secrets become known we may lose our competitive position.

INTELLECTUAL PROPERTY OR OTHER LITIGATION COULD HARM OUR BUSINESS

    Litigation regarding patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for and in some cases issued to others claiming technologies which are closely related to ours. As a result, and in part due to the ambiguities and evolving nature of intellectual property law, we periodically receive notices of potential infringement of patents held by others. Although we have to date successfully resolved these types of claims, we may not be able to do so in the future.

    In the event of an intellectual property dispute we may be forced to litigate. Such litigation could involve proceedings declared by the U.S. Patent and Trademark Office or the International Trade Commission, as well as proceedings brought by affected third parties. Intellectual property litigation can be extremely expensive, and such expense, as well as the consequences should we not prevail, could seriously harm our business.

    If a third-party claimed an intellectual property right to technology we use, we might need to discontinue an important product or product line, alter our products and processes, pay license fees or cease certain activities. Although we might under these circumstances attempt to obtain a license to such intellectual property, we may not be able to do so on favorable terms, or at all.

    In addition to intellectual property litigation, other substantial, complex or extended litigation could result in large expenditures by us and distraction of our management. For example, lawsuits by employees, stockholders, collaborators or distributors could be very costly and substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon and we cannot assure you that we will always be able to resolve them out of court.

ACCIDENTS RELATED TO HAZARDOUS MATERIALS COULD ADVERSELY AFFECT OUR BUSINESS

    Portions of our operations require the controlled use of hazardous and radioactive materials. Although we believe our safety procedures comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination of property or injury to individuals from these materials cannot be completely eliminated. In the event of such an accident, we could be liable for any damages that result, which could seriously damage our business. Additionally, any accident could partially or completely shut down our research and manufacturing facilities and operations.

POTENTIAL PRODUCT LIABILITY CLAIMS COULD AFFECT OUR EARNINGS AND FINANCIAL
  CONDITION

    We face a potential risk of liability claims based on our products or services. We carry product liability insurance coverage which is limited in scope and amount but which we believe to be adequate. We cannot assure you, however, that we will be able to maintain this insurance at reasonable cost and on reasonable terms. We also cannot assure you that this insurance will be adequate to protect us against a product liability claim, should one arise.

VOLATILITY IN OUR STOCK PRICE COULD IMPAIR YOUR INVESTMENT

    The price of our common stock may fluctuate substantially due to a variety of factors, including:

    - Quarterly fluctuations in our operating and earnings per share results;

    - Technological innovations or new product introductions by us or our competitors;

    - Economic conditions;

    - Disputes concerning patents or proprietary rights;

    - Changes in earnings estimates by market research analysts;

    - Sales of common stock by existing holders;

    - Loss of key personnel; and

    - Securities class action or other litigation.

    The market price for our common stock may also be affected by our ability to meet analyst's expectations. Any failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business, results of operations and financial condition. See "Price Range of Common Stock."

FUTURE SALES OF CURRENTLY OUTSTANDING SHARES COULD ADVERSELY AFFECT OUR STOCK
  PRICE


    The market price of our common stock could drop as a result of sales of a large number of shares in the market after this offering or in response to the perception that such sales could occur. Upon completion of this offering, we will have outstanding 18,005,259 shares of common stock (based upon shares outstanding as of September 30, 1999). This assumes no exercise of the Underwriters' over-allotment option and no exercise of outstanding options after September 30, 1999, other than options we anticipate the selling stockholders will exercise in connection with this offering. Of these shares, approximately 11,938,984 will be registered and freely tradable. All of the remaining approximately 6,066,275 shares are unregistered but may be sold in accordance with Rule 144 and Rule 701 of the Securities Act of 1933, as amended. Following this offering, approximately 6,969,811 registered and unregistered shares will be subject to 90-day lock-up agreements, subject to certain exceptions. After expiration of the lock-up period, all of such shares will be eligible for immediate sale, in certain instances subject to the volume limitations of Rule 144. Donaldson, Lufkin & Jenrette can release shares from one or more of the lock-up agreements without our approval. Holders of 882,942 shares will have the right to request that we register those shares for sale in the public market. See "Shares Eligible for Future Sale."


CONTROL OF INVITROGEN BY EXECUTIVE OFFICERS AND DIRECTORS MAY IMPEDE CHANGES TO
  INVITROGEN OR ITS POTENTIAL SALE


    After this offering, our executive officers and directors collectively will beneficially own approximately 33.3% of the outstanding common stock. That percentage would drop to 31.5% if the underwriters' overallotment option is exercised in full. Executive officers and directors may therefore be able to exercise effective control of Invitrogen. Such a concentration of ownership may have the effect of delaying or preventing transactions resulting in a change of control of Invitrogen, including transactions where stockholders might otherwise receive a premium for their shares over current market prices. See "Principal and Selling Stockholders."


ANTI-TAKEOVER PROVISIONS COULD IMPAIR OUR STOCK PRICE

    Certain provisions of our certificate of incorporation, bylaws and Delaware law could be used by our incumbent management to make it substantially more difficult for a third party to acquire control of Invitrogen. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. See "Description of Capital Stock--Delaware Anti-takeover Law and Certain Charter Provisions."

ABSENCE OF DIVIDENDS COULD REDUCE OUR ATTRACTIVENESS TO INVESTORS

    Some investors favor companies that pay dividends, particularly in market downturns. We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit. See "Dividend Policy."

FORWARD-LOOKING STATEMENTS

    Some of the information in this prospectus, including the above risk factors, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to trends in revenues, expenses and net income, and are therefore prospective. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "project," and "continue" or similar words. You should read statements that contain these words carefully because they:

- Discuss our future expectations;

- Contain projections of our future results of operations or of our financial condition; and

- State other "forward-looking" information.

    We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any similar language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectation we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS


    The net proceeds to Invitrogen from the sale of the 1,500,000 shares of common stock at an offering price per share of $29.50 are estimated to be approximately $41,538,000 after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds to Invitrogen would increase to $47,844,000 if the underwriters exercise their over-allotment option in full. Invitrogen will not receive any of the proceeds from the sale of common stock by the selling stockholders.


    We intend to use the net proceeds of this offering for:

    - The continued development and manufacture of existing products and services;

    - Research and development of additional products and services; and

    - Working capital and other general corporate purposes, including potential acquisitions of products, technologies or companies.

    While we from time to time engage in preliminary discussions with respect to acquisitions, we are not a party to any agreements, understandings or commitments with respect to such transactions. We will invest the net proceeds in short-term, interest bearing, investment grade securities.

    Based on our current operating plan, we anticipate that the net proceeds of this offering, together with our available cash, expected interest income and funds from operations, should be sufficient to finance our capital requirements for the next two years. This estimate is based on assumptions that could be negatively impacted by the matters discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol IVGN. Public trading of our stock began on February 26, 1999. The following table shows the high and low sales prices per share of our stock for each period shown since our stock began publicly trading.


YEAR ENDED DECEMBER 31, 1999:                                    HIGH           LOW
First quarter (beginning February 26).......................  $15 1/2       $12
Second quarter..............................................  26            12 7/8
Third quarter...............................................  35 1/8        23 3/8
Fourth quarter (through October 20).........................  34 1/2        28 3/4



    On October 20, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $29.50. As of September 30, 1999, there were 16,175,259 shares of common stock outstanding and approximately 234 shareholders of record of our common stock.


                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operation, financial condition and other factors as the board of directors, in its discretion, deems relevant.

                                 CAPITALIZATION


    The following table sets forth the capitalization of Invitrogen as of September 30, 1999. The As Adjusted column gives effect to the application of the net proceeds from the sale of 1,500,000 shares of common stock to be offered by Invitrogen at an assumed public offering price of $29.50 per share and the anticipated exercise of options to purchase 330,000 shares of common stock by selling stockholders at a weighted average exercise price of $1.75 per share. In addition, the calculations in the table do not reflect the remaining 3,578,662 shares of common stock issuable upon exercise of outstanding options at September 30, 1999 at an average exercise price of $10.17 See "Management--Stock Option Plans."



    This table should be read in conjunction with the Invitrogen Consolidated Financial Statements and the related Notes thereto included elsewhere in this prospectus. Also see "Use of Proceeds."



                                                                  SEPTEMBER 30, 1999
                                                              --------------------------
                                                               ACTUAL        AS ADJUSTED
                                                              (UNAUDITED, IN THOUSANDS)
Long-term obligations, less current maturities..............  $   741          $    741
Stockholders' equity:
  Preferred stock, $0.01 par value: 6,405,884 shares
    authorized; no shares issued or outstanding, actual, pro
    forma and as adjusted...................................       --                --
  Common stock, $0.01 par value: 50,000,000 shares
    authorized; 16,175,259 shares issued and outstanding
    actual; 18,005,259 issued and outstanding as adjusted...      162               180
  Other stockholders' equity................................   57,618            99,714
                                                              -------          --------
    Total stockholders' equity..............................   57,780            99,894
                                                              -------          --------
    Total capitalization....................................  $58,521          $100,635
                                                              =======          ========

                      SELECTED CONSOLIDATED FINANCIAL DATA



    The selected consolidated financial data presented below as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998, as well as interim financial data as of and for the nine months ended September 30, 1998 and 1999, are derived from our consolidated financial statements. The 1995, 1996, 1997 and 1998 full-year financial statements have been audited by Arthur Andersen LLP, independent public accountants. The September 30, 1998 and 1999 financial data has not been audited. The consolidated balance sheets as of December 31, 1997 and 1998, the related statements of operations for each of the three years ended December 31, 1996, 1997 and 1998 together with the related report of independent public accountants, are included elsewhere in this prospectus.



    The selected consolidated financial data set forth below contains only a portion of Invitrogen's financial statements, and should be read in conjunction with the Consolidated Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. In particular, see Notes to Consolidated Financial Statements for an explanation of the calculations of earnings per share and per share amounts.



                                                                                                                NINE MONTHS ENDED
                                                                      YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                        -----------------------------------------------------  --------------------
                                                          1994       1995       1996       1997       1998       1998       1999
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..............................................  $  20,390  $  24,728  $  32,556  $  41,182  $  53,660  $  39,212  $  51,288
Cost of revenues......................................      8,926      9,803     12,094     15,958     19,191     13,707     17,461
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross margin........................................     11,464     14,925     20,462     25,224     34,469     25,505     33,827
Operating expenses:
  Sales and marketing.................................      4,222      5,068      6,563      8,305     11,352      8,316     10,496
  General and administrative..........................      3,723      4,916      6,291      7,312      8,091      5,816      6,742
  Research and development............................      2,737      3,220      3,882      5,918      8,603      6,390      7,447
  Merger related costs................................         --         --         --         --         --         --      4,379
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses..........................     10,682     13,204     16,736     21,535     28,046     20,522     29,064
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations................................        782      1,721      3,726      3,689      6,423      4,983      4,763
Other income and expense, net.........................       (148)       (57)        28        117        217        200        715
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before taxes...................................        634      1,664      3,754      3,806      6,640      5,183      5,478
Benefit (provision) for income taxes..................         16       (332)    (1,418)    (1,371)    (2,410)    (1,858)    (2,157)
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income............................................        650      1,332      2,336      2,435      4,230      3,325      3,321
Less: Preferred stock dividends.......................         --         --         --       (475)      (900)      (675)      (163)
    Accretion of non-voting redeemable common stock...         --       (110)      (171)      (175)      (204)      (150)       (74)
    Accretion of beneficial conversion feature related
      to convertible preferred stock..................         --         --         --    (15,000)        --         --         --
    Adjustment to beneficial conversion feature
      related to convertible preferred stock..........         --         --         --         --         --         --        985
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) applicable to common shares.........  $     650  $   1,222  $   2,165  $ (13,215) $   3,126  $   2,500  $   4,069
                                                        =========  =========  =========  =========  =========  =========  =========
Earnings (loss) per share:
  Basic...............................................  $    0.05  $    0.10  $    0.20  $   (1.15) $    0.26  $    0.21  $    0.27
                                                        =========  =========  =========  =========  =========  =========  =========
  Diluted.............................................  $    0.05  $    0.10  $    0.17  $   (1.15) $    0.23  $    0.18  $    0.23
                                                        =========  =========  =========  =========  =========  =========  =========
Weighted average shares used in per share calculation:
  Basic...............................................     11,947     11,928     10,831     11,461     12,152     12,154     15,099
  Diluted.............................................     11,947     11,928     12,554     11,461     13,883     13,648     17,646



                                                                                  DECEMBER 31,                        SEPTEMBER 30,
                                                              -----------------------------------------------------  ---------------
                                                                1994       1995       1996       1997       1998          1999
                                                                                          (IN THOUSANDS)               (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $     672  $     649  $   1,430  $   9,317  $   6,530     $  39,025
Total assets................................................      7,349      9,877     13,342     23,947     32,050        68,273
Long-term obligations, less current portion.................        838      1,022        888        628      1,116           741
Non-voting redeemable common stock of Invitrogen B.V........         --      1,143      1,306      1,295      1,599            --
Convertible preferred stock.................................         --         --         --     15,242     16,141            --
Total stockholders' equity..................................      2,418      4,098      6,700        985      4,676        57,780

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



OVERVIEW



    We develop, manufacture and market research tools in kit form and provide other research products and services to corporate, academic and government entities. Our research kits simplify and improve gene cloning, gene expression and gene analysis techniques as well as other molecular biology activities. Substantially all of our revenue to date has come from the sale of these research kits and related products used by a variety of scientific researchers to conduct gene cloning, expression and analysis experiments. Our research kits are sold primarily in the United States, Europe and Japan. Our products are used for research purposes and their use is not regulated by the United States Food and Drug Administration or by any comparable international organization.



    We manufacture the majority of our research kits and other products in our manufacturing facilities in Carlsbad and San Diego, California. In addition, we purchase products from third party manufacturers. We also assemble pre-cast gels and buffers in Frankfurt, Germany and have a manufacturing facility in Heidelberg, Germany for formulating and packaging fine chemicals.



    The majority of our sales activities are conducted through a dedicated direct sales organization located in the United States and Europe. We also conduct marketing and distribution activities at our facilities in the United States and at a facility we own in the Netherlands. A small proportion of our sales are to international distributors who resell Invitrogen kits to researchers. These distributors are located in selected territories in Europe, as well as in Japan and other territories in Asia. We currently have no plans to establish a direct sales force in these territories, although we may choose in the future to establish a direct sales organization in additional territories.



    We conduct research activities in the United States and business development activities in the United States and Europe. As part of these activities we actively seek to license intellectual property from academic, government and commercial institutions relating to gene cloning, expression and analysis technologies. To date, we have obtained over 85 licenses, which provide us with access to over 200 patents covering gene cloning, expression and analysis materials and techniques.



    In June 1998, we began using our high-throughput cloning and expression technologies, which we market under the name Invitrogenomics. We are using this technology to rapidly clone and patent full-length genes which we are licensing and selling. In addition, we use our Invitrogenomics technology to provide gene cloning and expression services on a contract basis to pharmaceutical, biotechnology and agricultural companies. Invitrogenomics products and services have generated limited revenues to date.



    Our revenues have increased significantly since our inception, and from 1994 to 1998, we have experienced compound annual revenue growth of 27%. The increase in our revenues has been due to several factors, including the continued growth of the market for gene cloning, expression and analysis kits, increasing market acceptance of our gene cloning, expression and analysis kits, our introduction of new research kits for gene cloning, expression and analysis, and the expansion of our direct sales and marketing efforts. We plan to continue to introduce new research kits, as we believe continued new product development and rapid product introduction is a critical competitive factor in the market for molecular biology research kits. In order to support increased levels of sales and to augment our long-term competitive position, we anticipate that we will continue to increase expenditures in sales and marketing, manufacturing and research and development.



    We currently manufacture products for inventory and ship products shortly after the receipt of orders, and anticipate that we will do so in the future. Accordingly, we have not developed a significant backlog and do not anticipate we will develop a material backlog in the future.

    We have acquired a significant number of patent rights from third parties as part of our business activities. These patent rights are used as a basis for the development of our research kits and Invitrogenomics technologies. We have historically paid and are obligated to pay in the future to such third parties royalties relating to sales of some of our research kits and selected services. Royalty expense is recognized as a cost of revenue as the related royalties are incurred.



    On August 17, 1999 we completed our merger with NOVEX. This transaction has been accounted for as a pooling of interests and the consolidated financial statements and other financial data included in this prospectus have been restated for all periods prior to the merger to reflect the combined financial and operating results of Invitrogen and NOVEX.



    In May 1998, NOVEX purchased the assets of the Serva product line from Boehringer Ingleheim Bioproducts Partnership in Heidelberg, Germany. Revenues, expenses and acquired assets relating to this product line are included in our consolidated financial statements from the date of acquisition.



    We anticipate that our results of operations may fluctuate from quarter to quarter and will be difficult to predict. The timing and degree of fluctuation will depend upon several factors, including:



    - Changes in customer research budgets which are influenced by the timing of their research and commercialization efforts and their receipt of government grants;



    - Competitive product introductions;



    - Our ability to successfully introduce or transition the market to new products;



    - Market acceptance of existing or new products;



    - Our ability to manufacture our products efficiently; and



    - Our ability to control or adjust research and development, marketing, sales and general and administrative expenses in response to changes in revenues.



    In addition, our results of operations could be affected by the timing of orders from distributors and the mix of sales among distributors and our direct sales force. Although we have experienced growth in recent years, there can be no assurance that, in the future, we will sustain revenue growth or remain profitable on a quarterly or annual basis or that our growth will be consistent with predictions made by securities analysts. Additionally, quarter to quarter comparisons of operating results are not necessarily indicative of future results.



RESULTS OF OPERATIONS



  THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998



    REVENUES. Revenues for the three months ended September 30 increased $3.0 million, or 21%, from $14.5 million in 1998 to $17.5 million for 1999. For these same periods, revenues in North America increased $2.3 million, or 25%, from $9.5 million to $11.8 million, and revenues outside of North America increased $0.7 million, or 13%, from $5.0 million to $5.7 million. For the three months ended September 30, 1998 the results indicate unusually high sales of Serva products as customers delayed purchases until after the acquisition of the product line by NOVEX in May 1998. As a result, Serva product line revenues declined $0.4 million, or 30%, for the three months ended September 30, 1999 compared to the same period in 1998. Excluding the Serva product line revenues for the three months ended September 30, worldwide revenues increased $3.4 million, or 26% from $13.2 million in 1998 to $16.6 million in 1999 and revenues outside North America increased $1.0 million, or 27% from $3.8 million in 1998 to $4.8 million in 1999.



    For the nine months ended September 30, revenues increased $12.1 million, or 31%, from $39.2 million in 1998 to $51.3 million in 1999. Revenues in North America increased $7.4 million, or 28%, from $26.5 million in 1998 to $33.9 million in 1999 and revenues outside of North America increased $4.7 million, or 37%, from $12.7 million in 1998 to $17.4 million in 1999. Revenues for the nine months ended September 30, 1998 include only four months of Serva product line revenues because the acquisition of Serva occurred at the end of May 1998. Excluding the Serva product line revenues for the nine months ended September 30, worldwide revenues increased $10.7 million, or 29% from $37.6 million in 1998 to $48.3 million in 1999 and revenues outside North America increased $3.3 million, or 30% from $11.0 million in 1998 to $14.3 million in 1999.



    The overall increase in revenues for the three and nine months ended September 30, 1999 was primarily attributable to continued market growth for gene cloning, expression and analysis kits and increased market penetration of our gene cloning, expression and analysis product lines. We expect that future revenues will be affected by new product introductions, competitive conditions, customer research budgets, and the rate of expansion of our customer base.



    GROSS MARGIN. Gross margin as a percentage of revenues for the three months ended September 30, 1999 increased to 66.4% from 62.6% for the same period in 1998. This improvement resulted from general price increases, higher grant revenue and lower shipping costs.



    For the nine months ended September 30, gross margin increased from 65.0% in 1998 to 66.0% in 1999. The increase resulted from the improvements discussed above.



    We believe that gross margin for future periods could be affected by sale volumes, competitive conditions, royalty payments on licensed technologies, and foreign exchange factors. Foreign currency fluctuations had a negligible impact during both periods. The functional currency of our Netherlands subsidiary, Invitrogen B.V., is the Netherlands Guilder (NLG) and for our German subsidiaries, NOVEX GmbH and Serva GmbH, is the Deutsche Mark. The translation from NLG and the Deutsche Mark to the U.S. Dollar for revenue and expenses is based on the average exchange rate during the period; large increases or decreases in the spread between currencies have affected and may continue to affect gross margin and reported income. All three European subsidiaries conduct their European business in the currencies of its significant customers. Exchange gains or losses arising from transactions denominated in these currencies are recorded using the actual exchange differences on the date of the transaction. Large increases or decreases in these currency fluctuations could also impact gross margin and reported profits.



    SALES AND MARKETING. Sales and marketing expenses increased $0.5 million from $3.0 million for the three months ended September 30, 1998 to $3.5 million for the same period in 1999. As a percentage of revenues, sales and marketing expenses decreased from 21% to 20% for these periods as our revenue growth continued to outpace spending for sales and marketing.



    For the nine months ended September 30, 1999, sales and marketing expenses increased $2.2 million from $8.3 million in 1998 to $10.5 million in 1999 and as a percentage of sales remained the same at 21% for both periods in 1999 and 1998.



    We anticipate that sales and marketing expenses will comprise over 20% of revenues over the next few years as we continue the expansion of our field sales forces in both North America and Europe.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses for the three months ended September 30 increased $0.4 million from $1.9 million in 1998 to $2.3 million in 1999. As a percentage of revenues for the same periods, general and administrative expenses remained the same at 13%.



    For the nine months ended September 30, 1999 general and administrative expenses increased $0.9 million from $5.8 million, or 15% of revenues, in 1998 to $6.7 million, or 13% of revenues in 1999.



    The absolute increase resulted from the continued expansion of administrative resources to support our growth and requirements as a newly public company in 1999. The decline as a percentage of revenues occurred as a fixed portion of our general and administrative expenses was spread over a larger revenue base.



    RESEARCH AND DEVELOPMENT. Research and development expenses increased $0.2 million from $2.3 million for the third quarter in 1998 to $2.5 million in 1999. As a percentage of revenues, research and development expenses decreased from 16% in 1998 to 15% in 1999.



    For the nine months ended September 30, 1999, research and development expenses increased $1.0 million to $7.4 million, or 15% of revenues, from $6.4 million for the same period in 1998, or 16% of revenues. The absolute increase resulted from increased costs associated with the expansion of research and business development competencies in our core gene cloning, expression and analysis business.



    OTHER INCOME (EXPENSE). Other income increased $0.3 million from $0.2 million for the three months ended September 30, 1998 to $0.5 million for the same period in 1999. The increase was mainly attributable to higher interest and other income, resulting primarily from the larger balances of cash and investments during the period.



    For the nine months ended September 30, other income increased $0.5 million from $0.2 million in 1998 to $0.7 million in 1999. The increase in other income was attributable to higher interest income partially offset by higher foreign currency transaction costs.



    PROVISION FOR INCOME TAXES. Our effective tax rate increased from 36% for the nine months ended September 30, 1998 to 39% for the same period in 1999. The increase in our effective tax rate resulted from certain merger related costs incurred in August 1999 that are not deductible for tax purposes. Including these non-deductible items, we anticipate that our effective tax rate for the full year 1999 will be approximately 38%.



  YEARS ENDED DECEMBER 31, 1998 AND 1997



    REVENUES. Revenue increased $12.5 million, or 30%, from $41.2 million in 1997 to $53.7 million in 1998. For these same periods, revenues in North America increased $5.8 million, or 20%, from $29.6 million to $35.4 million, and revenue outside North America increased $6.7 million, or 57%, from $11.6 million to $18.3 million. The acquisition of the Serva product line in 1998 accounted for $2.8 million of the increase in revenues for 1998. Excluding the Serva product line revenues in 1998, revenue growth outside North America was $3.8 million, or 33%. The overall increase in revenue was primarily attributable to continued market growth for gene cloning, expression and analysis kits and increased market penetration of our gene cloning, expression and analysis product lines. In 1998 our new products contributed approximately $2.7 million in revenue.



    GROSS MARGIN. Our gross margin increased from $25.2 million in 1997 to $34.5 million in 1998. Gross margin as a percentage of revenues increased from 61% to 64% for these periods. Gross margin improvements during the period were primarily a result of absorbing certain manufacturing labor and overhead costs over an increased revenue base. These improvements were offset slightly by a low gross margin on Serva product revenues which was 36% in 1998 and one-time charges to cost of goods sold for process and design changes in the manufacturing of electrophoresis products in 1998. Foreign currency fluctuations had a negligible impact during both periods.



    SALES AND MARKETING. Sales and marketing expenses increased 37% from $8.3 million in 1997 to $11.4 million in 1998. As a percentage of revenues, sales and marketing expenses increased from 20% to 21% for these periods. These increases resulted from the growth of our field sales force in North America and Europe and the addition of expenses related to the Serva product line.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 11% from $7.3 million in 1997 to $8.1 million in 1998. As a percentage of revenues, general and administrative expenses decreased from 18% to 15% for these periods. The absolute increase resulted from the continued expansion of administrative resources to support our growth and the addition of expenses related to the Serva product line. The decline as a percentage of revenues occurred as a fixed portion of our general and administrative expenses was spread over a larger revenue base.



    RESEARCH AND DEVELOPMENT. Research and development expenses increased 45% from $5.9 million in 1997 to $8.6 million in 1998. As a percentage of revenues, research and development expenses increased from 14% to 16% for these periods. The increases resulted primarily from the development of our high-throughput gene cloning and expression technology and greater personnel and research supplies expense as we continue to expand our gene cloning, expression, analysis and related products.



    OTHER INCOME (EXPENSE). Other income and expense, net, increased $0.1 million, from $0.1 million in 1997, to $0.2 million in 1998. This increase resulted from higher interest income earned on larger average balances of cash and cash equivalents during the period offset by lower gains on foreign currency transactions.



    PROVISION FOR INCOME TAXES. Our effective tax rate remained the same at 36% for 1998 and 1997.



  YEARS ENDED DECEMBER 31, 1997 AND 1996



    REVENUES. Revenue increased $8.6 million, or 26%, from $32.6 million in 1996 to $41.2 million in 1997. Revenues in North America increased $5.2 million, or 21%, from $24.4 million to $29.6 million, and revenue from outside North America increased $3.4 million, or 42%, from $8.2 million to $11.6 million. The overall increase in revenue was primarily attributable to increased market penetration of our gene cloning, expression and analysis product lines. In addition, in 1997 our new products contributed $2.1 million in revenue.



    GROSS MARGIN. Our gross margin increased from $20.5 million in 1996 to $25.2 million in 1997. Gross margin as a percentage of revenues decreased from 63% in 1996 to 61% in 1997 due to one-time charges to cost of goods sold for process and design changes in the manufacturing of electrophoresis products, the impact of foreign exchange rates on revenues and to a lesser extent increased royalty payments on licensed technologies.



    SALES AND MARKETING. Sales and marketing expenses increased 27% from $6.6 million in 1996 to $8.3 million in 1997. As a percentage of revenues, sales and marketing expenses remained the same at 20% for both periods.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 16% from $6.3 million in 1996 to $7.3 million in 1997. The absolute increase resulted from the continued expansion of administrative resources to support our growth offset by a one-time expense of $0.8 million incurred in 1996 for defending and resolving licensing and patent issues with a competitor. As a percentage of revenues, general and administrative expenses decreased from 19% in 1996 to 18% in 1997 as a fixed portion of our general and administrative expenses was spread over a larger revenue base.



    RESEARCH AND DEVELOPMENT. Research and development expenses increased 52% from $3.9 million in 1996 to $5.9 million in 1997. As a percentage of revenues, research and development expenses increased from 12% in 1996 to 14% in 1997. These increases resulted primarily from greater personnel and research supplies expense as we continued the expansion of our gene cloning, expression and analysis products and the development of our high-throughput gene cloning and expression technologies.



    OTHER INCOME (EXPENSE). Other income and expense, net, increased $0.1 million to $0.1 million in 1997, primarily from higher interest income earned on higher average cash balances.

    PROVISION FOR INCOME TAXES. Our effective tax rate decreased from 38% in 1996 to 36% in 1997, due to the accounting treatment of net operating losses in 1996 for our wholly-owned German subsidiary offset by changes in the utilization of tax credits in the United States in 1997.



LIQUIDITY AND CAPITAL RESOURCES



    Net cash from operating activities generated $5.5 million during the first nine months of 1999. Net cash generated from financing activities totaled $30.3 million and represents $49.4 million in net proceeds from the sale of common stock in our initial public offering and from stock option exercises, reduced by $17.1 million that was used to redeem preferred and non-voting common stock and pay accrued dividends and $2.0 million that was used to pay off debt acquired in the NOVEX merger. Capital expenditures and payments for intangible assets for the first nine months of 1999 totaled $2.3 million and $1.1 million, respectively.



    In August 1999 we completed our merger with NOVEX. As consideration for the merger, we issued 2,530,124 shares of our common stock for all of the outstanding common stock of NOVEX and assumed the outstanding options of NOVEX which were converted into options to purchase 469,678 shares of our common stock. Costs incurred as a result of the merger and related integration are expected to be $4.4 million and are subject to change. These costs were expensed in August 1999, after the merger was completed.



    As of September 30, 1999 we had cash, cash equivalents and short-term investments totaling $39.0 million and working capital of $45.6 million. Our funds are currently invested in U.S. Treasury and government agency obligations, and dividend-bearing securities. With the cash available from our initial public offering we reduced our available line of credit from $10.0 million to $3.0 million in June 1999. This line of credit expires in October 2001, and at September 30, 1999 no amounts were outstanding. In August 1999 we assumed NOVEX's $1.2 million line of credit facility, which expires in August 2000. At September 30, 1999, no amounts were outstanding under this line of credit.



    We expect that our cash, cash equivalents, short term investments, funds from operations and interest income earned thereon, will be sufficient to fund our operations for at least two years. Our future capital requirements and the adequacy of our available funds will depend on many factors, including scientific progress in our research and development programs, the magnitude of those programs, our ability to establish collaborative and licensing arrangements, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, competing technological and market developments and future business acquisitions.



CURRENCY HEDGING AND FOREIGN CURRENCY TRANSLATION



    We conduct business transactions with our subsidiary in the Netherlands and with our foreign distributors, including those in Asia, in U.S. Dollars. Transactions with the German subsidiaries are denominated in foreign currencies. We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts with respect to transactions with our German subsidiaries or transactions with our European customers. However, in the normal course of business, Invitrogen B.V. from time to time purchases exchange-traded put options on U.S. Dollars and U.K. Pounds Sterling to mitigate foreign currency exposure. At September 30, 1999 outstanding options totaled $0.3 million and mature on various dates through December 1999.



    NLG is the functional currency for Invitrogen B.V. and the Deutsche Mark is the functional currency for NOVEX GmbH and Serva GmbH. The translation from NLG and the Deutsche Mark to the U.S. Dollar for balance sheet accounts is done using the current exchange rate in effect at the balance sheet date and for revenue and expense accounts using the average exchange rate during the period. The effects of translation are recorded as a separate component of stockholder's equity. Invitrogen B.V., NOVEX GmbH and Serva GmbH conduct their business with significant customers in their local European currencies; exchange gains and losses arising from these transactions are recorded using the actual exchange differences on the date of the transaction and are included in the Consolidated Statements of Income in the respective period incurred.


YEAR 2000 EFFECT ON COMPUTER SYSTEMS

    Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, in less than one year, computer systems and/or software used by many companies in a very wide variety of applications will experience operating difficulties unless they are modified or upgraded to adequately process information involving, related to or dependent upon the century change. Some businesses may be financially affected by such computer problems.

    We believe our existing manufacturing, financial and accounting systems will be year 2000 compliant prior to January 1, 2000, meaning that they will be capable of distinguishing 21st century dates from 20th century dates. We are in the process of replacing a portion of our existing computer system with new hardware and software that will also be year 2000 compliant and expect to complete this process in the fourth quarter of 1999.

    We are in the process of testing our other internal systems, including embedded control systems in our manufacturing and storage equipment. We currently believe these systems are year 2000 compliant. We have made inquiries of our suppliers to attempt to assess their readiness for the year 2000. The failure of systems maintained by our customers, distributors, and suppliers could reduce our revenues, cause us to incur significant expenses to remedy any problems, or otherwise seriously damage our business.

    To date we have spent immaterial amounts to comply with accounting and statutory requirements regarding the year 2000. We believe that we will spend minimal additional amounts for year 2000 issues in the foreseeable future. These assessments have not been independently verified.

    If we discover year 2000 errors or defects in our internal systems, we may have to spend substantial amounts in making repairs. These errors may result in the temporary failure of our manufacturing, accounting and financial systems, which in turn would delay the taking and processing of orders for a minimum of 3-5 days.

ISSUES RELATED TO THE EUROPEAN MONETARY CONVERSION

    On January 1, 1999, certain member states of the European Economic Community, including the Netherlands, fixed their respective currencies to a new currency, the Euro. On that day, the Euro became a functional legal currency within these countries. During the three years beginning on January 1, 1999, business in these EEC member states will be conducted in both the existing national currency, such as the Netherlands Guilder, French Franc or Deutsche Mark, and the Euro. Businesses will be required to complete transition to the Euro and begin reporting and conducting their transactions in the Euro by January 1, 2002. On July 1, 2002 the existing national currencies will be withdrawn and will no longer be considered legal tender.

    Companies operating in or conducting business in EEC member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies, as well as the Euro. We are still assessing the impact that the Euro will have on our internal systems and products. We believe that our enterprise-wide financial and manufacturing information systems will be Euro compliant by January 1, 2000. However, we have not determined the costs related to any problems that may arise in the future. Any such problems may materially adversely affect our business, operating results and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    See the discussion above under "Currency Hedging and Foreign Currency Translation" for quantitative and qualitative disclosures about market risk.

                                    BUSINESS


THE COMPANY



    Invitrogen develops, manufactures and markets research tools in kit form and provides other research products and services to corporate, academic and government entities. Our research kits simplify and improve gene cloning, gene expression and gene analysis techniques as well as other molecular biology activities (see "Business--Scientific Overview"). These techniques and activities are used to study how a cell is regulated by its genetic material, known as functional genomics, and to search for drugs that can treat diseases. Our kits and products allow researchers to perform these activities more accurately, efficiently and with greater reproducibility compared to conventional research methods. Our kits and products have made molecular biology research techniques more accessible to pharmaceutical, biotechnology, agricultural, government and academic researchers with backgrounds in a wide range of scientific disciplines. In 1998 we began marketing our "high-throughput" gene cloning and expression technology, which allows us to clone and expression-test genes on an industrial scale. We are utilizing this high-throughput technology to generate additional license, service and product opportunities. In August 1999, Invitrogen merged with NOVEX, a developer and manufacturer of pre-cast electrophoresis gels and associated products for gene and protein analysis. From 1994 through 1998, Invitrogen experienced compound annual growth in revenue of 27% and net income of 60%.


    Based on independent market studies, in 1998 researchers spent over $1.4 billion on molecular biology products and supplies such as chemicals, reagents, enzymes and kits. Gene cloning, expression and analysis kits represent a rapidly emerging segment of the molecular biology product and supply market. Based on independent market studies, we project sales of gene cloning, expression and analysis kits to grow approximately 21% in 1999, compared to approximately 14% growth in 1999 for the overall molecular biology product and supply market. We believe the gene cloning, expression and analysis kit market will continue to expand due to several factors, including:

    - Increasing levels of government funding for the study of genetic material and molecular biology research;

    - Increasing availability of new data from the Human Genome Project, a federally funded effort to identify all human genes, and other genome sequencing projects;

    -  Proliferation of high-throughput molecular biology research techniques;
       and

    -  Accelerated investment in commercial research activities.

    We offer approximately 700 kits and other products that researchers use to conduct key molecular biology research activities. Our kits and products make molecular biology techniques easier, faster and more accessible to an increasingly broad community of researchers. For example, as compared to conventional cloning methods, our proprietary cloning method, known as TOPO TA Cloning, reduces the time required for a key step in the gene cloning process from 12 hours to five minutes, reduces total experiment completion time from three to five days to one day and increases the cloning success rate from 50-60% to over 90%. Based on our 1998 sales of these kits, we estimate that researchers who used TOPO TA Cloning Kits in 1998 saved over 7 million hours compared to standard cloning methods.

    In 1998 we developed a high-throughput gene cloning and expression system by scaling up our TOPO TA Cloning technology and automating much of the cloning and expression process. We are marketing this technology under the name Invitrogenomics. We are using this new technology to rapidly clone and patent full-length gene libraries, which we are licensing and selling. To date, we have assembled libraries of over 2,300 full-length cloned human genes that correctly express their specific proteins. In addition, we are using this technology to provide gene cloning and expression services on a contract basis to pharmaceutical, biotechnology and agricultural companies that wish to reduce the time and costs associated with identifying and validating new drug targets and developing novel therapeutics.

    We believe we have assembled one of the broadest portfolios of gene cloning, expression and analysis related intellectual property in our industry. To date, we have obtained over 85 licenses, which provide us with access to over 200 patents and applications covering gene cloning, expression and analysis materials and techniques. In total, we own or control 28 issued and pending patents and applications. We believe our intellectual property portfolio has established us as a licensing partner of choice for corporate and academic researchers who wish to commercialize their gene cloning, gene expression and gene analysis-related discoveries. We believe our leadership position derives from our ability to rapidly enhance the value of the technologies we license by combining them with our existing products and licensed technologies.


    On August 17, 1999 we completed our merger with NOVEX. As consideration for the merger we issued 2,530,124 shares of our common stock and assumed options which were converted into options to purchase 469,678 shares of our common stock. Invitrogen merged with NOVEX because we believe that NOVEX's pre-cast gel electrophoresis product lines are highly complementary with Invitrogen's product lines.


    Our NOVEX subsidiary develops, manufactures and markets research electrophoresis products in pre-cast form, which improves the speed, reliability and convenience of gel electrophoresis. Gel electrophoresis is a technique that is used as a tool to visualize the results of many different types of molecular biology experiments. As such, it is an integral part of the majority of the molecular biology activities that our kits and other products address. NOVEX offers approximately 450 products that enable researchers to complete their experiments more accurately, efficiently and with greater reproducibility compared to traditional electrophoresis methods. For example, our pre-cast gels eliminate the time required to make gels in the laboratory, resulting in savings of 1-2 hours every time a gel is purchased from us rather than made by the researcher.

    NOVEX purchased Serva from Boehringer Ingelheim in 1998. Serva sells fine chemicals and reagents. This acquisition brought new technologies and capabilities that extend our technologies further into areas such as two-dimensional, or 2D, electrophoresis. Serva is one of the few companies in the world with the technical know-how and equipment required to manufacture ampholytes immobilized in gels coated on plastic film, which is a desirable component for the first stage of 2D electrophoresis. We believe this platform technology fits very well with our existing technologies and will open up avenues for new product development.

SCIENTIFIC OVERVIEW

    All living cells are largely comprised of proteins and contain long chains of deoxyribonucleic acid, better known as DNA. The entire DNA content of an organism is called its genome. Genomics is the term used for the study of the genome. A gene is a specific segment of DNA that is used as a template to produce a particular protein; in scientific terminology, a gene is said to express its encoded protein. It is estimated that genes make up only 3% of the human genome; the function of the remaining DNA is not well understood but is believed to regulate the amount and timing of the protein expression from the genes. The entire spectrum of proteins expressed by an organism is called its proteome. Functional genomics, or proteomics, is the study of the function of genes, including how expression of a particular gene is regulated and the function of the protein that the gene encodes.

    The DNA molecule is comprised of two linear sequences, or strands, of four nucleotide bases, commonly known as C, G, A and T. It is estimated that there are three billion nucleotide base pairs in the human genome. The individual DNA strands are held together by chemical bonds between the nucleotide bases on each strand. Only certain pairs of nucleotide bases can form these bonds: C always pairs with G, and A always pairs with T. Such paired strands are said to be complementary. When two DNA strands are complementary, they can bind together to form a double helix in a process called hybridization. DNA itself does not produce proteins. Instead, the double strand of the DNA helix unwinds and complementary nucleotide bases are attracted to the separated strands of DNA, forming

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messenger ribonucleic acid, or mRNA. The mRNA molecules typically move to a different area of the cell where they are used as templates for protein synthesis, or expression.

    Proteins and their interactions are responsible for all of the biochemical and physical properties of a cell, as well as the variations among different types of cells. Proteins take various forms including, enzymes, hormones, antibodies and receptors. As noted above, genes code for proteins. By studying the proteins that genes express, researchers can study topics such as the way a particular gene and the protein it encodes impact an organism's susceptibility or resistance to disease. Virtually all drugs on the market today interact with about 500 specific protein targets. As the functions of additional proteins become better understood, hundreds or thousands more such targets may be identified, creating new opportunities for drug development by pharmaceutical companies.

    Molecular biology techniques are used to study how a cell uses its genetic information to direct the production of its proteins and regulate its biological activities. Researchers use molecular biology techniques to identify the functions and interactions of proteins and to develop new drugs, diagnostic techniques, therapies for disease and useful variations of species, including crops and livestock. As a result, molecular biology has emerged as a key scientific discipline and is used by a wide variety of researchers at pharmaceutical, biotechnology and agricultural companies, as well as at government and academic research institutions.

    Five frequently used molecular biology techniques are DNA sequencing, gene identification, gene cloning, gene expression and gene analysis. DNA sequencing is used to determine the linear order of nucleotide bases in a DNA fragment. The other techniques listed above are used to analyze the data obtained by DNA sequencing and to determine the role and function of proteins encoded and regulated by the sequence data. Each of the five techniques generates data and results that are used by the subsequent technique in the above list. Ultimately, gene analysis provides information about additional genetic material that should be sequenced and studied. Gel electrophoresis is utilized at some stage in each of these techniques to visualize the results of experiments. These techniques and their applications are illustrated and described below:

                                     CHART

    Diagram illustrates in a clockwise circle a sequence of steps performed for molecular biological research, including DNA sequencing, gene identification, gene cloning, gene expression and gene analysis. A box illustrating the 'sequence' step contains a graphic depiction of a cell and chromosomes. Text in it reads 'The total genetic information carried by an organism is called its genome, which is a linear sequence of nucleotide bases. An illustration of arrows in a circle is labelled 'Discovery Cycle.' A box illustrating the 'Identify' step contains a graphic depiction of a chromosome and a DNA sequence. Text in it reads 'A gene is a specific functional unit of nucleotide bases that code for a particular protein.' A box illustrating the 'clone' step contains a graphic depiction of an expression vector including a cloned gene. Text in it reads 'Genes are cloned into vectors so they can be replicated in cells and used in other studies, such as gene expression.' A box illustrating the 'express' step contains a graphic depiction of DNA and protein. Text in it reads 'cloned genes are used to express proteins in a variety of host organisms.' A box illustrating the 'analyze' step contains a graphic depiction of a sequencing gel and a family tree. Text in it reads 'Expressed proteins are studied to determine their function. This analysis provides information about other genes that need to be cloned and expressed to understand cellular functions.'

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     - DNA SEQUENCING. DNA sequencing is the technique used by researchers to determine the linear order of nucleotide bases (i.e. the order of C's, G's, A's and T's) in a DNA fragment. Sequencing is performed because it provides researchers with the core information they need to identify, clone, express and analyze specific genes and their encoded proteins. The first step in sequencing involves isolating DNA from a sample (such as cells, tissue, blood, hair or the leaf of a plant). Next, the isolated DNA is used in four different reactions that occur in buffers containing salts, a mixture of the four nucleotide bases, a nucleotide primer and an enzyme. Each of the four reactions also contains one of the four nucleotide bases that has been specifically modified for use in sequencing. The nucleotide primer is a short, single strand of DNA with a known sequence that is complementary to the strand to be sequenced. After the isolated DNA is placed in the buffer, it is heated to separate the DNA strands, then cooled rapidly. Rapid cooling forces the DNA to hybridize, or bind, to the primer rather than to its opposite DNA strand. The enzyme in the buffer then elongates the complementary strand, one base at a time, starting from the primer. When the modified sequencing nucleotide in the buffer incorporates into the growing strand, the elongation process stops. Running the four different reactions side by side on a sequencing gel then creates a visual layout that the researcher uses to determine the actual nucleotide sequence of the DNA.

       High-throughput automated DNA sequencing is a recent innovation that has made it possible to sequence all of the DNA in a genome. The United States government is funding the sequencing of the human genome to provide researchers with the building blocks to be used for further medical and pharmaceutical research. Similarly, governments and major corporations have begun agricultural genome projects to study and improve crops like rice, corn, soybeans and tomatoes. Genomes of organisms like fruit flies, mice, flatworms and yeast are also being sequenced for the indirect understanding that comparisons among organisms provide.

     - GENE IDENTIFICATION. Gene identification is the process of determining the specific nucleotide sequence of the protein-encoding region of a gene. It is required because, while DNA sequencing provides researchers with the entire linear nucleotide sequence of a DNA molecule, it does not provide any information about which portions of a sequence are genes or which part of these genes code for proteins. Because many researchers are interested in determining how proteins exert their influence, gene identification techniques are used to determine the coding sequences that lie within the genomic sequence.

       One method for gene identification involves mRNA isolation and complementary DNA ("cDNA") synthesis. Genes use mRNA as an intermediary that is translated into protein. Thus, an mRNA molecule indicates a DNA sequence that codes for a protein. But mRNA degrades very quickly and cannot be replicated for further studies. Because of this, researchers have developed a method to synthesize cDNA from isolated mRNA. cDNA can then be used in various experiments like gene identification, gene cloning and gene expression.

       Another method used to perform gene identification, called bioinformatics, utilizes computer programs that attempt to predict which DNA sequences are genes that code for proteins. Entire genomic sequences are entered into databases and sophisticated algorithms search for specific DNA sequences that are usually found at the beginning and end of a gene. When these are found, there is a high probability that a gene has been identified.

     - GENE CLONING. Gene Cloning is a process used to move a selected gene or other piece of DNA into a cloning vector for use in other techniques. A cloning vector is a circular DNA molecule used to capture foreign DNA and carry it into other organisms, usually bacteria, where it can replicate. Cloning gives scientists the ability to produce sufficient quantities of a

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
       specific DNA fragment for use in further studies, like gene expression and gene analysis. Using cloned DNA can simplify research because the host organisms and conditions in which a clone can replicate are far simpler to work with than those in which the cloned DNA normally resides. The ability to perform gene expression and analysis studies under these controlled, simplified conditions increases the ability of researchers to determine how genes and their encoded proteins function.

       There are several methods used for cloning. Researchers choose among methods depending upon how the piece of DNA to be cloned was generated and what information is known about it. When a researcher does not know the sequence of the DNA to be cloned, two frequently used methods are genomic library and cDNA library construction. In genomic library construction, the entire DNA of a cell is isolated and broken into smaller pieces using a technique called shearing. These pieces are then cloned into vectors and either sequenced or screened to find DNA fragments that have some property that the researcher wishes to study. cDNA library construction is similar; however, the researcher first isolates mRNA from the cells, then reverse transcribes it into cDNA prior to cloning. Genomic libraries contain all of the DNA in a genome, whereas cDNA libraries only contain genes that encode proteins. Various screening methods enable researchers to identify specific genes from among the many in the library.

       When researchers have some information about the sequence of a DNA fragment that they wish to clone, they can use a type of protein called a restriction enzyme. Restriction enzymes recognize specific DNA sequences, called restriction sites, and cut the DNA strands in a manner that leaves nucleotide overhangs, or "sticky ends." When some of the sequence of the DNA fragment to be cloned is known, researchers can choose a restriction enzyme that cuts isolated DNA at known restriction sites, then use the generated sticky ends to hybridize the specific, cleaved DNA fragment into a cloning vector.

       Blunt-ended cloning is a technique that is used when the DNA fragment to be cloned does not contain sticky overhangs, which is termed as being blunt. Some restriction enzymes leave blunt ends when they cut. Cloning blunt-ended DNA fragments is a very inefficient process because there are no exposed nucleotide bases with which to form base pairs. Blunt ends, however, have a slight affinity for one another, which makes it possible for researchers to clone these fragments into blunt-ended cloning vectors.

       PCR cloning is another method that can be used to clone a DNA fragment when some information about its sequence is known. PCR, or polymerase chain reaction, is one of the most popular techniques used in molecular biology because it quickly generates large amounts of specific DNA fragments. Researchers use restriction enzymes, blunt-ended cloning, TA cloning or other methods to clone these PCR-produced fragments.

     - GENE EXPRESSION. Gene expression is a collection of techniques that is used to produce proteins from genes that have been cloned into expression vectors and introduced into various host organisms. Most expression studies involve expressing the cloned gene in a variety of hosts, including bacteria, fungi, insects and mammalian cells, under various growth conditions. The protein that a DNA sequence expresses can vary slightly depending upon the host in which it is expressed and the growth conditions used. By compiling the results of multiple experiments, researchers develop an understanding of how a gene and its encoded protein function are regulated in the context of an entire organism.

       Generally, gene expression experiments fall into two categories: those in which the goal is to produce a large amount of protein that will be purified for use in other studies and those in which the goal is to monitor the host for physiological changes caused by expression of the foreign protein. Specific hosts and expression vector elements provide functions for these

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
       different experiment types. Complete expression systems can facilitate each type of experiment.

       Gene expression relies on expression vectors, which, like cloning vectors, are circular DNA molecules. Expression vectors contain various elements of DNA that, at a minimum, enable the vector to replicate in the host and cause the cloned gene to express its encoded protein. Usually, expression vectors also contain antibiotic resistance genes to facilitate selection. Each particular host organism requires expression vectors with specific elements that function in that host, as well as methods for introducing the vector into the host, and detecting and purifying the expressed protein. Other gene expression techniques involve specifically mutating DNA sequences that code for protein, using only portions of a DNA sequence, or creating gene fusions that use more than one DNA sequence.

       Gene expression analysis is used to identify which genes cause a difference between two cell types, for example the differences in genes being expressed in a healthy cell as opposed to those in a diseased cell. One relatively new technique involves placing thousands of partial gene sequences, or tags, onto different glass slides, or chips. mRNA isolated from different cell types is then applied to identical chips. Comparison of the chips reveals that many tags, sometimes hundreds, bind mRNA on one chip but not the other. These indicate genes that were being expressed in one cell type but not the other. The sequences of these tags are then used to identify, clone, express and analyze full-length genes to determine which are responsible for the observed differences in the cell types. Thus, the availability of chip technology both expands the need for gene identification, cloning, expression and analysis tools and ultimately provides targets that can be used for drug discovery.

     - GENE ANALYSIS. Gene analysis techniques are used to discover the identity of an expressed protein, to determine its function or role and to establish if it interacts with other proteins or nucleic acids. Because most cellular processes are mediated through pathways that involve many proteins and nucleic acids, determining which proteins or nucleic acid molecules can interact with a given protein is one of the keys to understanding its function in the context of the entire cell. Electrophoresis is a technique that is central to gene analysis as it is used to analyze the proteins encoded by the genes.

       Molecular interaction studies is one method that can be used to determine protein function. A given protein is expressed from an expression vector that can indicate whether the expressed protein binds to other proteins that are expressed from a second vector. Both expression vectors contain specific elements that enable detection of interactions. Researchers can express one gene or an entire library of genes from the second vector. When an interaction is indicated, researchers then isolate the gene in the second vector and begin to study the two genes and their proteins to determine exactly how they bind to one another, if other proteins are involved in the binding and the events that precede and follow this molecular interaction. With an estimated 100,000 genes in a human cell, each capable of producing several different mRNA molecules and proteins due to differential splicing, there are billions of potential protein and nucleic acid interactions. For this reason, gene analysis studies to date have been more of a starting than an ending point in understanding a protein's function. The information provided by these studies indicates which additional genes must be identified, cloned, expressed and analyzed before the function of the entire pathway is understood.

       The most commonly used method for characterizing the protein products of both gene expression and gene analysis experiments is slab gel electrophoresis. Gel electrophoresis is a process by which a complex mixture of proteins can be quickly separated on the basis of size or charge. A porous gel slab is used as a "sieve." An electrical charge is used to propel the mixture of protein molecules through the sieve. As the proteins move through the gel, smaller

                                       31
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       molecules travel further through the gel than larger molecules. Depending on their size, the molecules are trapped at different levels in the gel to form a series of discrete bands. By controlling the porosity of the gel, the researcher can optimize the separation for a particular set of proteins.

       Gel electrophoresis is used to visualize the results of molecular biology experiments and functional genomics studies. For example, electrophoresis enables a researcher to verify that the desired protein is indeed being produced during a gene expression experiment. It is also used to identify and characterize proteins, for example when an unknown protein binds to a known protein in a molecular interaction study, electrophoresis is used to establish its identity. With the speed, effectiveness and convenience of pre-cast electrophoresis products, it is commonplace for scientists to use electrophoresis to check their work at several points during an extended experiment involving protein or nucleic acid manipulation. It is a flexible technique that does not require a significant investment in hardware, requires little or no method development, and is reliable and robust under widely diverse sample conditions. A simple apparatus is used to hold one or two gels in place. A unique advantage of electrophoresis is that, after the proteins have been separated, they can easily be recovered from the gel for use in subsequent experiments. This is not the case with most instrumental separation methods.

       There are several different types of electrophoresis as well as related techniques. These include protein electrophoresis, 2D electrophoresis, gel visualization, western blotting and nucleic acid electrophoresis. These techniques are described below:

        - PROTEIN ELECTROPHORESIS. Protein electrophoresis is typically conducted using sodium dodecyl sulfate (SDS) polyacrylamide gel electrophoresis (SDS-PAGE). SDS is a negatively charged compound that binds tightly to, and imparts a uniform negative charge to all proteins. This charge provides the force that drives the proteins through the gel and ensures a separation based only on size. A molecular weight standard, which is a mixture of proteins of known molecular weight, is run in a lane on the same gel as the unknown sample. By comparing the migration distances, one can determine the approximate molecular weight of the unknown protein.

        - 2D ELECTROPHORESIS. 2D electrophoresis is used to separate proteins of the same molecular weight, which would migrate together and not be resolved by SDS-PAGE. Proteins are made up of amino acids, some of which contain positively or negatively charged functional groups. As a result of its unique amino acid composition, each protein has a natural isoelectric point, the pH at which it carries a neutral charge. In order to separate two proteins with the same molecular weight, isoelectric focusing (IEF) is first used to separate the proteins on the basis of charge. The proteins are then separated again on the basis of molecular weight. This is known as two-dimensional, or 2D, electrophoresis and is commonly used in proteomics research.

           In IEF, a mixture of compounds carrying a spectrum of charges known as ampholytes is either added to the gel matrix or immobilized within the gel matrix. When an electrical charge is applied, the proteins organize themselves linearly within the gel according to their relative charge. Proteins with higher isoelectric points will form bands on one end of the gel and proteins with lower isoelectric points will form bands at the other end of the gel.

        - GEL VISUALIZATION. After electrophoresis, the gel containing the separated or "resolved" proteins must be stained to visualize the proteins. This allows the researcher to determine the molecular weight and purity of the sample. Various stains are used that have different levels of sensitivity and specificity. The gel can then be dried and saved as a permanent

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          record of the experiment, or a gel documentation system can be used to photograph the results and store them in digital form for analysis.

        - WESTERN BLOTTING. Alternatively, the proteins can be transferred from the gel to a membrane in a process called western blotting. The proteins on the membrane are then exposed to antibodies specific to the protein of interest or to a specific "tag" that has been intentionally incorporated into an expressed protein. This allows the scientist to identify the presence of a specific protein from within a highly complex mixture. In addition, the separated proteins can be recovered from the gel or the membrane for further analysis such as protein sequencing or mass spectrophotometry.

        - NUCLEIC ACID ELECTROPHORESIS. Nucleic acid electrophoresis may also be conducted using a polyacrylamide gel matrix. In DNA sequencing (described above), polyacrylamide gels ranging in lengths up to 40cm long are used to separate the results of a DNA sequencing reaction. Small format (10cm X 10cm or 10cm X 12cm) polyacrylamide gels are also used for nucleic acid analysis. These gels are used when accurate, sensitive visualization of small DNA or RNA fragments is required, for example, when analyzing PCR products.

           Nucleic acid electrophoresis is more commonly performed using agarose as the gel matrix. Agarose has lower resolving power than polyacrylamide and is typically used for separating large DNA fragments. Examples include analysis of plasmid preparations and restriction digestions. DNA fragments can be recovered from the gel for subsequent cloning into a vector. Agarose gels are easier to make than polyacrylamide gels, however the stains are hazardous and require special handling.

MARKET OVERVIEW

    Based on independent market studies, in 1998 over $1.4 billion was spent on molecular biology products and supplies such as chemicals, reagents, enzymes and kits. The market for these products and for related services consists of the academic market, comprised of universities and government institutions, and the commercial market, comprised of pharmaceutical, biotechnology and agricultural companies. It is estimated that there are over 300,000 scientists worldwide engaged in molecular biology research. A substantial number of scientists perform their research using the conventional methods they were taught during their training, assembling their own reagents and developing their own protocols. Because not all scientists replace their familiar methods rapidly, even with improved methods, a large number of scientists using molecular biology techniques are not currently using kits.

    Gene cloning, expression and analysis kits and pre-cast gel electrophoresis products represent a rapidly emerging segment of the overall molecular biology product and supply market. Based on independent market studies, we project that the market for gene cloning, expression and analysis kits will grow approximately 21% in 1999, compared to approximately 14% for the overall molecular biology product and supply market. Several factors are driving market growth and the need for gene cloning, expression and analysis kits, products and services:

     - INCREASING GOVERNMENT FUNDING. The National Institutes of Health is the largest purchaser of research products and services in the world. In October 1998, the U.S. Congress approved a 14.6% increase in NIH funding, raising its 1999 budget to $15.6 billion. The U.S. Congress has stated its intention to double the NIH budget in the next five to ten years. Other governments are similarly increasing funding for biomedical research. In the past, funding increases of this nature have resulted in a corresponding increase in the purchase of molecular biology research products and services.

     - HIGH-THROUGHPUT SEQUENCING ENABLES GENOME SEQUENCING & PROTEOMICS PROJECTS. High-throughput automated DNA sequencing is a recent innovation that has made it

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       both technically possible and economically feasible to sequence all of the DNA in a genome. The U.S. government launched the Human Genome Project in 1990 to determine the DNA sequence of the estimated 3 billion nucleotide base pairs contained in the human genome and to identify its estimated 100,000 genes. Through the end of 1998, $1.9 billion had been spent, and as of September 1999 approximately 12% of the genome had been fully sequenced. An ambitious schedule has been set to complete the full sequence by the end of 2003, two years ahead of previous projections. Similarly, governments and major corporations worldwide have begun agricultural genome sequencing projects to study and improve crops like rice, corn, soybeans and tomatoes. We believe that the markets for gene cloning, gene expression, gene analysis and electrophoresis technologies will continue to expand as researchers begin proteomics projects designed to determine the function of the many genes for which sequence data is becoming available.

     - PROLIFERATION OF HIGH-THROUGHPUT MOLECULAR BIOLOGY TECHNIQUES. The advent of high-throughput technologies for DNA sequencing and gene expression analysis has exponentially increased the number of genes that need to be analyzed. In addition, these technologies have enabled research to be performed on a much larger scale. For example, while researchers used to study genes one or two at a time, the emergence of chip technologies provides information on tens or hundreds of genes that might need to be cloned and studied to accurately determine the cause of a genetically-based disease. For increasing numbers of research organizations, especially those that wish to use personnel with limited training in molecular biology techniques, the availability of easy-to-use molecular biology methods, or kits, enables research to be performed more efficiently, conveniently and cost-effectively than conventional techniques. We believe that the increased numbers of researchers using molecular biology techniques and the increased number of experiments being performed will accelerate the tendency of researchers to convert from conventional techniques to easy-to-use kits.


     - INCREASING INVESTMENT IN COMMERCIAL RESEARCH. As more genes of the human and other genomes are sequenced, we believe that the focus of research will shift toward discovering the specific functions of each gene, especially of those implicated in disease states. Companies wishing to develop economically viable therapeutic and diagnostic products based on such discoveries hope to rapidly establish and protect intellectual property rights by obtaining patents or licenses covering these full-length genes and their encoded proteins. These companies are competing with one another to be the first to identify, clone and express the finite number of genes thought to be of commercial importance. The desire to secure proprietary positions increasingly leads companies to seek a competitive advantage by adopting methods that can accelerate their research, including outsourcing of research tasks to companies with demonstrated expertise.


TECHNOLOGY AND CAPABILITIES

    We believe that many of the conventional molecular biology research methods described above are time consuming, require the use of hard-to-obtain or hazardous materials or require considerable scientific training and experience to generate accurate, reproducible results. We have developed a diverse line of kits and services that address these limitations and make molecular biology research techniques faster, easier and more cost-effective. In addition, our offerings make these techniques available to a broader range of researchers with varying skill levels. For example, the conventional PCR cloning method requires researchers to perform several steps between the PCR and ligation reactions to prepare the PCR products for cloning. Our TOPO TA Cloning Kit enables researchers to clone the PCR products directly, bypassing all intermediate steps, which both saves time and improves the cloning efficiency. Whereas the conventional method requires three to five days and generates a 50-60% cloning efficiency, the TOPO TA Cloning Kit requires only one day and increases the cloning efficiency to over 90%. Our FastTrack Kit is another example of a product that provides researchers with significant advantages over conventional research methods. Whereas mRNA isolation methods typically took two days to complete and required the use of hazardous reagents, our method is completed in only three hours and does not involve the use of any hazardous materials. Our broad portfolio of gene expression vectors and systems also provide scientific as well as ease-of-use advantages to researchers. Specifically, we offer complete protocols with our expression vectors, which enable researchers to perform their experiments more easily.

    Making and running polyacrylamide gels in a research laboratory is time consuming, requires the use of hazardous materials and requires significant expertise to produce high quality, reliable gels. Gradient gels and isoelectric focusing gels are particularly difficult to make consistently. For example, the conventional method requires researchers to first assemble two glass plates together with spacers and tape. Then, a mixture of acrylamide and cross-linker is made, catalysts are added and the solution is carefully poured between the glass plates, making sure it is poured evenly and does not leak through the tape. The gel must then be left to polymerize for up to two hours before it is ready for use. Our pre-cast gels eliminate the time required to make gels in the laboratory, resulting in savings of 1-2 hours every time a gel is purchased from us rather than made by a researcher. We have developed a complete line of pre-cast gels that eliminates this entire gel casting procedure. Other of our products such as the SeeBlue ready-to-use standards, and the WesternBreeze pre-optimized western blotting kits make other electrophoresis-related processes faster and easier, while providing better performance than products that researchers can make on their own.


    We have developed significant expertise in identifying molecular biology techniques that could be simplified and improved by their development as research kits. We have a consistent track record of identifying new technologies, licensing or applying for the necessary patents and rapidly introducing new or enhanced products based on those technologies to the market. Our corporate development group has significant molecular biology research expertise. In addition, most of our sales and technical service representatives are experienced molecular biologists who work with our customers to identify emerging molecular biology techniques or potential new product and service opportunities. Specifically, our corporate development, sales and technical service groups have identified and obtained rights to over 200 patents to date. Since the beginning of 1997, our new product development teams have introduced over 50 new or enhanced research kits to the market, and two major new electrophoresis product lines: WesternBreeze western blotting kits specific for rabbit and mouse antibodies and QuickPoint gels for the fast growing nucleic acid analysis market.


BUSINESS STRATEGY

    Our business strategy is to develop and market a comprehensive portfolio of products and services based on our expertise in gene cloning, expression and analysis technologies. Our business strategy includes the following key elements:

     - MAINTAIN AND ENHANCE LEADERSHIP POSITIONS. Based on our market shares, we believe we are a worldwide leader in gene cloning, gene expression and pre-cast gel electrophoresis technologies. We believe that the competitive advantages offered by our innovative products and technologies and the comprehensive nature of our product line will provide an opportunity to increase our market share. We seek to enhance our position by investing additional resources in research and development and in-licensing efforts to continually introduce novel products and expand our product line. In addition, we are actively expanding our direct worldwide sales force to increase market penetration of our products.

     - DEVELOP NEW PRODUCTS AND MARKETS BASED UPON CORE EXPERTISE. We will continue to develop and launch novel product lines related to gene cloning, expression and analysis. For example, we have utilized our capabilities in cloning and expression to launch our GeneStorm product

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       line, which facilitates functional genomics studies. Similarly, our NOVEX subsidiary developed the WesternBreeze complete western blotting kits, which are used by electrophoresis users. By introducing new, complementary products we believe we can enhance our position in our current core markets while targeting additional high-growth market segments.

     - CAPTURE ADDITIONAL VALUE THROUGH SERVICES AND OUT-LICENSING. We believe our technologies in gene cloning and expression provide opportunities to develop high margin services and out-licensing arrangements. Through Invitrogenomics, we intend to use our high-throughput gene cloning and expression technology to develop a proprietary library of full-length genes, which can be licensed and sold to corporate partners for drug discovery and other commercial development activities. In addition, we plan to utilize our high-throughput capabilities to rapidly clone and expression-test thousands of genes for drug development and agriculture.

    We seek to carry out our business strategies by identifying and in-licensing, or by developing on our own, promising technologies that can be rapidly commercialized as products or services. We also intend to continue out-licensing our technologies to customers wishing to use them in other fields of use, as well as to combine our own research and development expertise with the technologies of corporate partners to participate in processes such as drug discovery. In addition, we will continue to consider acquisitions of complementary companies or technologies.

PRODUCTS AND SERVICES

    We currently offer approximately 700 gene identification, cloning, expression, and analysis products and services. The following table describes our top selling products, as well as the leading product lines in our key areas of focus:


                             GENE IDENTIFICATION PRODUCTS
 FastTrack 2.0 Kit         This kit simplifies isolation of pure, full-length mRNA
                           directly from cells or tissue in three hours, as opposed to the two days required for conventional methods.
 Micro-FastTrack Kit       This kit is a modified version of the FastTrack Kit,
                           optimized for improved results when isolating mRNA from
                           small sample sizes.
 Discovery Line            Northern Territory mRNA and total RNA blots, Gene Pool cDNA and Discovery Line mRNA, total RNA and premade cDNA
                           libraries have been created from a variety of hard-to-obtain human normal, fetal and tumor tissue sources and are sold
                           ready-to-use, enabling researchers not trained in these gene identification techniques to begin their studies with high quality materials.
                                 GENE CLONING PRODUCTS
 TA Cloning Kit            This kit enables fast, efficient cloning of PCR products
                           generated using TAQ polymerase, which is used by the
                           majority of researchers, by eliminating intermediate steps required by conventional PCR cloning methods, like special
                           PCR primers, modifying enzymes, DNA purification and
                           restriction digestion.
 TOPO TA Cloning Kit       This improved version of the TA Cloning Kit utilizes
                           topoisomerase in the ligation reaction, reducing the time
                           required for this step from 12 hours to only 5 minutes.


 TOPO TA Cloning Kit--     The cloning vector in this version of the TOPO TA Cloning
 Dual Promoter             Kit contains promoters in opposite orientations, enabling
                           researchers to generate both sense and anti-sense
                           transcripts of their cloned PCR product.
 Zero Blunt PCR Cloning    This kit enables researchers to efficiently clone
 Kit                       blunt-ended PCR products by employing a lethal gene that
                           prevents bacterial growth unless the cloning reaction was
                           successful.
                               GENE EXPRESSION PRODUCTS
 Expression Vectors        These kits comprise the world's largest collection of
                           expression vectors for bacterial, yeast, insect and
                           mammalian cells. Choices in each host type include various promoters, selectable markers, epitope tags and targeting
                           sequences.
 MaxBac Baculovirus        This complete kit provides researchers with all required
 Expression System         components to perform gene expression in insect cells
                           (including vectors, cell lines, viral stocks, growth media, transfection reagents and protocols).
 Ecdysone-Inducible        This system provides tightly controlled, inducible
 Mammalian Expression      expression in mammalian cells, allowing researchers to study
 System                    the effects of a particular protein by turning on and off
                           its expression as desired.
                                GENE ANALYSIS PRODUCTS
 GeneStorm Expression-     Researchers can purchase the gene they wish to study, cloned
 Ready Clones              into a quality vector and tested to verify that it expresses protein.
 Hybrid Hunter Systems     These systems are complete kits for the IN VIVO detection of protein-protein and protein-RNA interactions and have been designed to help reduce false positives.
 Pre-Cast NuPAGE Gels      NuPAGE gels can be used in place of Tris Glycine gels for
                           protein electrophoresis. These patented gels provide
                           superior resolution, run in half the time of conventional
                           gels and have a one-year shelf life. In addition, NuPAGE gel stability allows ambient temperature shipping and room
                           temperature storage.
 Pre-Cast Tris Glycine     TG gels are available in 12 different percentages. These
 Gels                      traditional Laemmli-type gels are used for SDS-PAGE. TG gels have a refrigerated shelf life of 3-4 months.
 Pre-Cast Isoelectric      NOVEX supplies pH 3-7 and pH 3-10 pre-cast IEF gels in the
 Focusing Gels             standard vertical 10x10 cm format, as well as in a
                           horizontal format, which allows up to 43 samples to be run simultaneously.
 Pre-Cast TBE              Tris borate EDTA (TBE) gels are used to provide
 Polyacrylamide Gels       high-resolution separation of double-stranded DNA fragments such as PCR products. They are also widely used to conduct single-stranded conformational polymorphism (SSCP) studies to detect single point DNA mutations and gel mobility shift assays to characterize DNA-protein interactions.
 QuickPoint                These ultra thin, polyacrylamide gels are used for the rapid separation of single-stranded DNA for sequencing. They run in only 15 minutes, compared to three hours for conventional sequencing gels. QuickPoint gels are useful for analyzing
                           the results of RNase Protection Assay experiments and for
                           running short DNA sequences from site-directed mutagenesis and differential display experiments.


 WesternBreeze             This complete kit provides all of the components required
                           for western blotting. Kit components have been optimized to provide low background and high sensitivity.
 XCell II Mini-Cell and    This apparatus holds the gels and buffers during
 Blotting Apparatus        electrophoresis and western blotting.
 Pre-Made Protein          We make three protein standards used during electrophoresis
 Standards                 to determine the approximate molecular weights of proteins in a sample. Mark12 is a ready-to-use protein standard that does not require dilution or pretreatment. SeeBlue is a
                           broad range pre-mixed and pre-stained standard. Multi-Mark is a multi-colored standard that is particularly useful for western blotting. In addition, we make a liquid mix pI 3-10
                           IEF marker for determining the isoelectric point of
                           proteins.
                                   SUPPORT PRODUCTS
 One Shot INVALPHAF',      These three different bacterial strains are sold
 TOP10F'and TOP10          ready-to-use for cloning and expression experiments to
 Competent E. COLI         transfer vectors into bacteria. They are packaged in
                           convenient, single-use aliquots to prevent loss of
                           efficiency caused by freeze-thaw cycles.
 Zeocin Antibiotic         This antibiotic quickly and completely kills mammalian,
                           yeast and bacterial cell lines, enabling researchers to
                           eliminate all cells that do not contain vectors with the SH
                           BLE antibiotic resistance gene.
                                   RESEARCH SERVICES
 Invitrogenomics           Invitrogenomics services include a variety of functional
                           genomics and molecular biological services, such as
                           high-throughput gene cloning and gene expression.

  GENE IDENTIFICATION PRODUCTS

    FASTTRACK 2.0 AND MICRO-FASTTRACK KITS. These kits provide researchers with all of the reagents needed to quickly isolate mRNA directly from cells, tissue or total RNA samples. The two products differ from one another in that the protocol and materials configuration of the Micro-FastTrack Kit have been optimized for isolation from small sample sizes. These kits contain all required buffers, oligo(dT) cellulose resin and spin columns.

    For each product, the researcher begins by placing the sample in lysis buffer to break open the cells. The inside material, or cell lysate, is applied to an oligo(dT) cellulose resin, which binds the mRNA. This resin is transferred to a spin column, then wash buffer is added and spun through the resin with a microcentrifuge to remove materials other than the mRNA. An elution buffer is then spun through the resin to remove the mRNA and complete the procedure.

    These products were the first to enable researchers to isolate mRNA directly from cells and tissue, eliminating the need to first isolate total RNA, which has reduced the time required from two days to three hours. The kits have also eliminated the use of hazardous chemicals like guanidinium isothiocyanate and the need for expensive equipment like ultracentrifuges.

    DISCOVERY LINE. One of the first steps for researchers performing gene identification studies is to isolate mRNA from a chosen sample. However, if the sample is of poor quality or the mRNA isolation done improperly, downstream experiments that rely on undegraded mRNA will not provide accurate results. We have recognized the absolute necessity for using quality materials and responded by providing researchers with Discovery Line mRNA and total RNA, Northern Territory mRNA and total RNA

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
blots, Gene Pool cDNA and Discovery Line pre-made cDNA libraries. Isolations of mRNA and total RNA are performed from hard-to-obtain human normal, fetal and tumor tissue samples. The mRNA and total RNA is then sold ready-to-use or used to create ready-to-use Northern blots, cDNA for PCR and cDNA libraries. This enables researchers to use high quality materials and to study the similarities and differences between normal, fetal and cancerous tissues. These products save researchers time and effort because the upstream experiments required to prepare these materials as well as the failures caused by working with inferior materials are eliminated.

  GENE CLONING PRODUCTS

    TA CLONING KIT. This kit enables researchers to clone TAQ polymerase-generated PCR products quickly and efficiently. The kit contains prepared cloning vector, competent cells for transferring the vector into after the cloning reaction and all required buffers and enzyme for cloning.

    To clone with the TA Cloning Kit, researchers perform a normal PCR reaction, add a portion of it to a tube that contains TA Cloning vector and T4 DNA ligase in a ligation buffer, then incubate this ligation reaction for 10-12 hours, or overnight. This reaction is then added to a tube of competent bacteria, which are then plated onto an agar plate. The plates are incubated for a day to allow colonies to form. Colonies are then picked based on a color selection method-positive colonies, or those that have incorporated PCR product, are white, while negatives are blue. DNA is then isolated from positive colonies to verify that the cloning was successful and to determine the orientation of the PCR product that inserted into the vector.

    The TA Cloning Kit is faster and more efficient than conventional PCR cloning techniques because it takes advantage of the single base A overhangs that are added automatically to PCR products by TAQ polymerase, the polymerase most frequently used for PCR, rather than relying on additional steps to remove these overhangs or to add sticky overhangs. Among these steps are the addition of extra bases to the PCR primers to add restriction sites, which makes these primers more expensive and less specific than normal primers, purification of the PCR products after they are generated, restriction digestion of the PCR products and inactivation of the restriction enzyme. Moreover, the restriction method requires that the entire sequence of PCR products be known prior to cloning. The TA Cloning Kit offers a better cloning efficiency than the restriction method, as well as providing blue/white color to indicate positive clones. Quality Control specifications for the TA Cloning Kit require that each manufactured lot achieve a minimum cloning efficiency of 90%, whereas the restriction method typically yields only 50-60%.

    We are the sole owner by assignment of U.S. and foreign patents on the TA Cloning method and materials.

    TOPO TA CLONING AND TOPO TA CLONING-DUAL PROMOTER KITS. These two kits are improved versions of the TA Cloning Kit. They both contain prepared cloning vector, competent cells for transferring the vector into after the cloning reaction and all required buffers for cloning.

    Both of these kits use and take advantage of the TA Cloning method described above, but also utilize a technology called TOPO Cloning. This method uses an enzyme called topoisomerase to mediate the ligation of PCR products into the cloning vector, rather than T4 DNA ligase. This reduces the ligation step to only five minutes, as opposed to a 12 hour or overnight ligation. TOPO Cloning, therefore, saves researchers a full day as they are able perform their ligation reaction and transform it into bacteria on the same day. The TOPO Cloning-Dual Promoter Kit has a vector that contains transcriptional promoters in both orientations, which enables researchers to make both sense and anti-sense RNA transcripts from the same cloned insert. In other vectors, to achieve this the insert would need to be cloned twice, once in each direction, a less efficient and lower yield process.

    We are the exclusive worldwide licensee to all rights in all fields to a patent granted to Sloan-Kettering Institute for Cancer Research for the TOPO Cloning method.

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
    ZERO BLUNT PCR CLONING KIT. When DNA fragments do not contain sticky overhangs, which is termed as being blunt, they do not have exposed nucleotide bases with which to form base pairs with a cloning vector. This makes blunt-ended cloning a very inefficient process. Invitrogen has solved this problem through the use of the lethal CCDB gene, or control of cell death, which prevents colonies from growing unless they have successfully incorporated a DNA fragment. Incorporation occurs in the middle of the lethal gene, so these clones can grow because they have disrupted expression of the lethal gene. While the actual cloning efficiency remains low, because the negative colonies cannot grow, the effective efficiency is very high. The Zero Blunt PCR Cloning Kit enables researchers to clone blunt-ended PCR products, which are generated by thermostable polymerases like PFU. It contains a prepared cloning vector, competent cells for transferring the vector into after the cloning reaction and all required buffers.

    Using the Zero Blunt PCR Cloning Kit is much like using the TOPO TA Cloning Kits. Researchers perform PCR as normal, add the PCR products to the prepared cloning vector, wait five minutes, transform the competent bacteria, then plate out the bacteria and wait overnight for colony growth. Because of the lethal gene, nearly all colonies that grow contain an insert. DNA is then isolated from the colonies to verify that the cloning was successful. The advantage of the Zero Blunt PCR Cloning Kit is that it improves the effective cloning efficiency of blunt-ended cloning and prevents researchers from having to use other, more difficult techniques.

  GENE EXPRESSION PRODUCTS

    EXPRESSION VECTORS. We provide researchers with an extensive collection of gene expression vectors and complete expression systems, enabling researchers to express genes in a variety of host organisms, as well as IN VITRO. Because of their differing posttranslational modification characteristics, different hosts produce a slightly different variant of the same protein. By combining results obtained from experiments performed in different hosts, researchers can slowly piece together how a gene's expression is regulated and what functions its protein performs in the context of the entire organism. The kit contains an expression vector, another expression vector with a cloned reporter gene that serves as a positive control, a vial of bacteria, complete protocols and the entire vector sequence.

    Depending on their purpose, expression vectors can contain many different elements, each of which provides a specific function. Various combinations of the individual elements are used to create vectors with unique functions. We offer a broad line of expression vectors, providing researchers with the ability to perform various types of experiments in different hosts to reach a conclusion. In addition, several of our vectors contain elements that are available exclusively from Invitrogen.

    MAXBAC BACULOVIRUS EXPRESSION SYSTEM. This kit is a complete system that provides researchers with all of the reagents needed to express protein in insect cells using recombinant baculovirus. This includes expression vectors, insect cell lines, baculovirus stocks, growth media, transfection reagents and complete protocols.

    Insect cells are chosen as a host organism because they produce high-levels of protein and are simple and inexpensive to grow. Also, the posttranslational modifications performed by insect cells are well understood and are similar to those of mammalian cells. This enables researchers to study proteins using a system that is similar to, but simpler and cheaper to use, than mammalian cells.

    ECDYSONE-INDUCIBLE MAMMALIAN EXPRESSION SYSTEM. This system provides tightly controlled, inducible expression in mammalian cells, allowing researchers to study the effects of a particular protein by turning on and off its expression whenever desired. The kits contain an expression vector, a control vector, sequencing primers, a supply of Zeocin antibiotic, an inducing agent and a complete protocol. The system utilizes a promoter that has an extremely low basal level of expression until an inducing agent is added to the media. Protein expression then increases over 200-fold.

    The advantage of inducible expression is that it enables researchers to study the effects of the expression of a particular protein. Most promoters used in expression vectors cause protein to be expressed constitutively, or all the time. Inducible promoters allow researchers to study the physiological effects caused by the recombinant protein by turning expression on and off and observing how the cells respond.

  GENE ANALYSIS PRODUCTS

    GENESTORM EXPRESSION-READY CLONES. We have created a large collection of cloned yeast and human genes with our high-throughput gene cloning and expression technology. The entire yeast genome, over 6,000 genes, has been cloned into both yeast and mammalian expression vectors. These vectors are then tested for protein expression. We are currently cloning human gene families that are likely to be of importance in various disease states, like kinase genes involved in cell signaling pathways. To date we have assembled a collection of over 2,300 full-length cloned human genes that express their encoded proteins.

    GeneStorm Clones enable researchers to purchase the exact gene they wish to study and go directly to expression studies, bypassing the laborious procedures required to clone and test the gene for expression. The genes are cloned into the same high quality, multi-functional expression vectors sold to Invitrogen's customers and used in Invitrogenomics research.

    HYBRID HUNTER SYSTEMS. Molecular interaction is a technique used to determine if various molecules are able to bind to, or interact with one another. Because most cellular processes are mediated through pathways of many proteins, determining if a given protein interacts with other proteins or nucleic acid molecules is one of the keys to understanding its function. We offer products for determining both protein-protein and protein-RNA interactions. These studies are performed in yeast because its cells are similar to, but far simpler than, mammalian cells. The kits contain "bait" and "prey" expression vectors, yeast strains, positive and negative control vectors, sequencing primers, a supply of Zeocin antibiotic and complete protocols.

    Molecular interaction systems work by using reporter genes that are expressed only if an interaction occurs. The gene for the protein being studied is cloned into a "bait" vector that also contains the reporter gene. A second gene, or an entire library of genes, is cloned into a second vector, called a "prey" vector. The prey vector contains a transcriptional activator. If the proteins expressed from the bait and prey vectors interact with one another, the transcriptional activator is brought into close proximity of the reporter gene. This causes the reporter gene to express its protein. Cells that express the reporter gene indicate that they contain a prey vector that is interacting with the bait. The gene in the prey vector is then isolated and used for further expression and molecular interaction studies.

    With an estimated 100,000 genes in a human cell, each capable of producing several different mRNA molecules and proteins due to differential splicing, there are billions of potential nucleic acid and protein interactions. Designing methods that are sensitive enough to detect actual interactions, yet that do not signal false interactions, has challenged suppliers of gene analysis systems. Because the study of each interaction is extremely time consuming, researchers need assays which are highly sensitive yet extremely accurate, or they will waste their time, money and efforts trying to study interactions that do not actually exist. Our Hybrid Hunter Systems have been designed using technologies that help prevent the occurrence of false interactions.

    PRE-CAST GEL SYSTEM. There are three key advantages to our pre-cast gel electrophoresis system: ease-of-use, versatility and performance.

    - The core of our pre-cast gel system is the XCell II Mini-Cell apparatus and the polyacrylamide gels that are pre-cast in easy-to-handle
      10 X 10cm plastic cassettes. The gels are individually pouched and ready-to-use. The researcher simply opens the storage pouch, places two gels in the

      Mini-Cell, adds buffer and loads the samples into the sample wells. An electrical charge is applied to the Mini-Cell for about one hour to complete the electrophoresis process. After electrophoresis is complete, the plastic cassette is opened and the slab gel containing the separated proteins is released for staining or western blotting.

    - We offer over 180 pre-cast gels to meet researchers' diverse needs. These gels incorporate ten different gel chemistries, each optimized for a particular application, as well as 37 different gel percentages (porosities) for optimizing the separation of different kinds of samples. Gradient gels such as the 4-20% Tris-Glycine gel are used to separate a broad range of proteins on a single gel. Our pre-cast IEF gels contain compounds called ampholytes that enable the separation of proteins based on their native electrical charge rather than their size. A variety of sample well formats and thicknesses allows the user to select the appropriate gel for their application.

    - Important research decisions are made based upon the results of electrophoresis experiments, so reliable, high quality gel performance is essential. It is difficult for a researcher making gels on an occasional basis to ensure the quality of the gel prior to use, in particular, gradient gels or IEF gels. We use proprietary and patented technology to produce highly reproducible gels with superior qualities such as gel straightness, and crisp, sharp separation of bands (resolution).

These products include:

            PRE-CAST NUPAGE GELS. NuPAGE is a unique, patented, long-shelf life (one year) family of gels for SDS-PAGE protein electrophoresis. NuPAGE is used in place of the traditional Tris-Glycine gels when faster run time (as little as 40 minutes), improved resolution, and long-shelf life is desired. The long shelf life aspect allows the product to be stored and shipped at ambient temperature and reduces the number of unused expired gels, leading to reduced costs for the end-user.

            PRE-CAST TRIS-GLYCINE GELS. These are the traditional gels used for SDS-PAGE analysis of proteins. We offer 12 different Tris-Glycine gel percentages. Tris-Glycine gels have a refrigerated shelf life of three to four months.

            PRE-CAST IEF GELS. We offer pre-cast IEF gels in the 10 X 10cm vertical format. This gel allows the researcher to separate proteins based on native charge rather than size.

            PRE-CAST TBE GELS. TBE (Tris Borate EDTA) gels are used to separate double stranded DNA fragments while TBE-Urea gels are used to separate single stranded RNA and DNA. These gels are used in gel mobility shift assays, a common technique for identifying and characterizing DNA:protein interactions. After the run, the DNA:protein complex can be extracted from the gel for further study.

            QUICKPOINT. These ultra-thin 10 X 12cm pre-cast polyacrylamide gels are used for rapid separation of short DNA sequences and analysis of double stranded DNA fragments. The 15-minute run time is a significant improvement over the three hours it takes to run standard manual sequencing gels. Typically, researchers would have to make a large (30 X 40cm) standard DNA sequencing gel in order to analyze even short DNA sequences. Now researchers have the option of using pre-made, easy-to-handle gels with significantly shorter run times, while still getting the single base resolution needed to read the DNA sequence.

            WESTERNBREEZE. This is a complete western blotting reagent kit that has been optimized to generate blots with clean backgrounds and high sensitivity. Western blotting is typically a time-consuming, complex process with many steps, several different reagents and multiple formulas from which to choose. Researchers typically use reagents from different vendors and spend a great deal of time working out satisfactory blotting conditions. The WesternBreeze kit is optimized to

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    work the first time, providing a significant time savings. All of the solutions are packaged as pre-mixed solutions for maximum ease-of-use.

            XCELL II MINI-CELL AND BLOTTING APPARATUS. This apparatus is specifically designed to run our pre-cast gels. A simple wedge design eliminates buffer leakage, a common problem found in traditional electrophoresis apparatus that can result in interruption of the run and sample loss. Our blotting apparatus fits inside the XCell II Mini-Cell, saving space, reducing buffer volume and reducing transfer time.

            PRE-MADE PROTEIN STANDARDS. Protein standards for electrophoresis are a mixture of proteins with known molecular weights. Standards are run on a gel with unknown samples in order to help determine the molecular weight of the samples. The NOVEX Mark12 protein standard is a wide range standard that is stable in liquid form and is ready to load onto the gel. NOVEX SeeBlue pre-stained, wide-range standard has exceptionally sharp bands for more accurate molecular weight determination. NOVEX MultiMark is a ready-to-use multi-colored pre-stained marker used primarily for western blotting. NOVEX ready-to-use IEF markers are used for determining the isoelectric point of proteins separated in isoelectric focusing gels.

  SUPPORT PRODUCTS

    ONE SHOT INVALPHAF', TOP10F' and TOP10 Competent E. coli. Nearly all molecular biology techniques, including gene cloning and gene expression, require that researchers be able to propagate vector in E. COLI bacteria. We sell many different bacterial strains, each with different characteristics used by researchers depending on the experiment to be performed. Our best-selling bacteria are competent, meaning that they have been processed in a manner that makes them able to bring vector in from outside their cell walls.

    Placing a vector into bacteria is termed transformation. The most common method to do this is to make cells chemically competent by growing them in a series of buffers. After this procedure, competent cells can be frozen and stored for later use. Competent cells can take up vector from outside their cell walls. All that researchers need to do to transform competent bacteria is to thaw them and combine the vector and the competent bacteria in a test tube. Vectors usually contain an antibiotic resistance gene, so an antibiotic is then used to kill the cells that did not take up vector.

    Our One Shot Competent E. COLI are sold ready-to-use and are packaged in convenient, single-use aliquots. Researchers thaw the bacteria and add vector directly to the tube, using the tube's entire contents. This prevents the researcher from having to aliquot competent cells into tubes and refreezing the unused cells. Aliquoting and freeze-thaw cycling greatly reduce the competency of bacteria, so this convenient packaging not only saves time, it ensures better results. Because of this, One Shot Competent E. COLI are included in all of our PCR Cloning Kits. The popularity of One Shot products stems in great part from researchers first using One Shot cells in our PCR Cloning Kits, then buying the One Shot products separately for all of their transformation procedures.

    ZEOCIN ANTIBIOTIC. This antibiotic quickly and completely kills mammalian, yeast and bacterial cell lines. Researchers buy it to use for selection of the many different expression vectors we sell that contain the SH BLE antibiotic resistance gene. We also sell cassette vectors that enable researchers to easily move the SH BLE gene into other vectors.

    After transformation or transfection, which is transformation of non-bacterial cells, researchers add Zeocin to the media to kill cells that have not taken up vector with a SH BLE gene. The cells that grow are homogeneous in that they all contain vector. Having a homogeneous population is important when performing expression experiments because cells without vector will have different characteristics than those that do, causing inaccurate results.

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
    The Zeocin antibiotic offers researchers advantages over other antibiotics. Its selection is relatively fast, enabling the researcher to begin expression studies with a homogeneous, or stable, cell line sooner. Because the antibiotic and the gene of interest may be causing physiological effects during selection, it is advantageous for it to occur as quickly as possible. Secondly, Zeocin and the SH BLE gene function in bacteria as well as yeast and mammalian cells. Most antibiotics function in only one host type. This forces the construction of vectors that contain one resistance gene for bacteria and another for the other host, which increases the size of the vector. Increased vector size makes nearly everything that is done with vectors (including propagation, cloning, transformation and transfection) less efficient. Finally, Zeocin uses a different mode of action than other commonly used antibiotics, like G418 and hygromycin B. This enables researchers to select more than one vector at the same time.

  RESEARCH SERVICES

    INVITROGENOMICS. We have developed a high-throughput gene cloning and expression technology by scaling up our proprietary TOPO TA Cloning technology. We believe this technology can provide significant opportunities to develop new licenses, services and products, which we are marketing under the name Invitrogenomics. We are using our Invitrogenomics high-throughput capabilities to rapidly clone and expression-test thousands of genes for corporate customers in drug development and agriculture. To date, we have assembled libraries of over 2,300 full-length cloned human genes that express their encoded proteins. We plan to continue to develop a proprietary library of full-length genes, which can be sold and licensed to corporate partners for drug discovery and other commercial development activities.

    We intend to focus the Invitrogenomics activities and technology on two important business opportunities. First, as genome sequencing efforts accelerate, pharmaceutical, biotechnology and agricultural firms will wish to analyze large amounts of data to isolate relevant gene targets as quickly as possible. To do so, these companies will need to conduct cloning and expression-testing on a large scale. We are using our high-throughput technology and personnel to provide gene cloning and expression services for corporate partners on a contract basis. Second, as we build upon our library of patented cloned full-length genes and expression vectors for use in drug and agricultural biotechnology discovery efforts, we expect licensing and research kit revenue opportunities to increase.

    Our Invitrogenomics effort is currently staffed with 24 personnel, primarily in research and development, manufacturing and marketing. Business development activities are conducted primarily by our senior management.

TECHNOLOGY AND PRODUCT DEVELOPMENT

    We are focusing our technology and product development on expanding our existing product lines and developing innovative new products in areas where we have expertise and have identified substantial unmet market needs. We seek to introduce products that can be manufactured and marketed profitably by continuing to develop products that are not regulated by government agencies such as the Food and Drug Administration. In addition to our internal technology and product development programs, we aggressively in-license and acquire technology and intellectual property. Research institutions seeking to license their technologies are attracted to our ability to package innovations as convenient and cost-effective research kits and to rapidly introduce those kits to the market. Our employees also actively stay abreast of industry developments to identify and acquire innovative technologies from researchers and research institutions throughout the world.


    We spent $8.6 million, $5.9 million and $3.9 million on research and development activities in 1998, 1997 and 1996, respectively. No material portion of this investment in research and development was sponsored by our customers.


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SALES AND MARKETING


    We currently market our products in over 30 countries throughout the world. We sell our products directly to customers in the United States, Germany, Switzerland, the United Kingdom and 16 other countries. In addition, we utilize specialized distributors to market our products exclusively in more than 13 other countries as well as in some of the countries in which we sell directly. These independent distributors may also market research products for other companies, including some products that are competitive with our offerings. For more information regarding foreign sales and revenues, see Note 1 to Invitrogen Consolidated Financial Statements. As of September 30, 1999 we employed approximately 113 people in our sales and marketing department worldwide to market our products and provide customer support and service.


    Our sales strategy has been to employ scientists to work as our technical sales representatives. Most technical sales representatives have an extensive background in biology. A thorough knowledge of biological techniques and an understanding of the research process allows our sales representatives to become advisors, acting in a consultative role with our customers. Our use of technical sales representatives also enables us to better identify unmet market needs and new technologies that we can license and develop into new products.

    Our marketing departments in our U.S. and European headquarters combine various types of media and methods to inform customers of new product developments and enhancements to existing products. We advertise in prominent scientific journals, publish a yearly catalog, a bi-monthly newsletter and conduct direct mail campaigns to researchers in the U.S. and Europe. We also reach a broad range of scientists by hosting an annual symposium, presenting at scientific seminars and exhibiting at scientific meetings. Invitrogen's website allows researchers to view an on-line catalog, download technical manuals and vector sequences, read our newsletter and participate in interactive forums and discussion groups. The website for our NOVEX subsidiary allows researchers to view an on-line catalog and download NOVEX technical manuals and application notes.

MANUFACTURING

    The U.S. manufacturing facilities for Invitrogen products occupy approximately 15,000 square feet of our Carlsbad, California facility. Seven manufacturing cells are responsible for the complete production, quality testing and process improvements of Invitrogen's various product lines. The plant engineering department supports the manufacturing department with equipment maintenance and repair. The manufacturing processes include quality control testing of all products to ensure that every product meets or exceeds its minimum specifications and quality assurance testing of purchased materials that will be used in products.

    Our U.S. manufacturing facilities for NOVEX products are located in San Diego, California. NOVEX's manufacturing department is responsible for production, quality testing, process improvements, customer service and shipping. The engineering department supports the manufacturing department with development of proprietary manufacturing automation, equipment maintenance and repair. The manufacturing processes include quality control testing of all products to ensure that every product meets or exceeds its minimum specifications and quality assurance testing of purchased materials that will be used in products. NOVEX obtained ISO 9001 certification in 1997.

    NOVEX also assembles pre-cast gels and buffers in Frankfurt, Germany and has a manufacturing facility in Heidelberg, Germany for formulating and packaging fine chemicals.

TECHNOLOGY LICENSING

    Many of our products are manufactured or sold under the terms of license agreements which require us to pay royalties to the licensor based upon a percentage of the sales of products containing the licensed materials or technology. Although we have increasingly emphasized our own research and development in recent periods, we believe our ability to in-license new technologies from third parties is and will continue to be critical to our ability to offer new products. Our ability to compete as an innovator in the development of molecular biology research products and services depends in part on our ability to convince inventors that we can successfully bring our new technologies to market. Our significant licenses or exclusivity rights expire at various times during the next fifteen years. These licenses include:

    TA CLONING. The patents on this cloning method were formerly co-owned by Invitrogen and Molecular Biology Resources. We had an exclusive license from Molecular Biology Resources for cloning purposes. In June 1999 we purchased all of Molecular Biology Resources' rights in the TA Cloning patents and are now the sole owner of those patents. The patents on this cloning method have been issued in the United States, the United Kingdom, the Netherlands, France and Germany.

    TOPO CLONING. This patented technology significantly accelerates gene cloning and is an enhancement to our TA Cloning products, among others. The technology was invented by Dr. Stewart Shuman working at the Sloan-Kettering Institute for Cancer Research (SKI), which owns the patent. In 1997, we obtained exclusive worldwide rights to commercialize this technology for all purposes for the life of the underlying patent. We paid certain initial fees to SKI, and continue to pay royalties on sales of products designed to use this enhanced cloning method. These royalties depend in part on the type of product sold and the level of annual sales. We have also committed to minimum yearly royalty payments to SKI. Sublicenses may be granted to third parties upon approval by SKI with a portion of the sublicense income payable to SKI. SKI retains rights to use and practice the technology for any purpose. Additionally, we have reimbursed SKI for costs of patent prosecution, and have agreed to pay for future patent prosecution in exchange for the right to prepare and control the ongoing patent applications.

    ZEOCIN AND ZEOCIN RESISTANCE. In 1994, we obtained from CAYLA of Toulouse, France, exclusive worldwide rights to use a patented gene that confers resistance to certain antibiotics including Zeocin. We paid an up-front fee to CAYLA, and pay royalties on sales of kits and vectors containing this gene. We also make minimum royalty commitments to CAYLA, which grow at a fixed rate from year to year, in exchange for exclusive rights. In addition, we have historically purchased the Zeocin and certain additional antibiotics exclusively from CAYLA at a price set each year. We have agreed that our purchases will grow each year, in order to obtain most-favored pricing terms.

    ZERO BACKGROUND. We licensed the CCDB or Zero Background gene, used for selection of successful clones, from the Universite Libre de Bruxelles in 1995 for a ten-year period, unless otherwise terminated under the provisions of the license. This license grants us exclusive rights to use this patented "lethal gene" technology for commercial purposes in all fields worldwide. We paid an initial license fee and reimbursed certain patent costs of the University and pay a royalty on sales of products containing the lethal gene. In order to maintain the exclusive rights, we pay minimum royalties each year. We are also responsible for reimbursing the University's patent prosecution costs for this technology, up to a fixed cap.

    TAQ AND PCR. Probably the most pervasive and essential tool in molecular biology today, the Polymerase Chain Reaction (PCR) enables researchers to target and amplify, or copy in large numbers, certain portions of DNA. This technique, and certain aspects of TAQ polymerase, which is an essential reagent in PCR, are patented and now owned by F. Hoffmann-La Roche, Ltd. of Basel, Switzerland. We have a non-exclusive license to use TAQ polymerase and PCR in our research efforts as well as non-exclusive rights to make and sell TAQ to the research community for the life of patents underlying the technology. We paid an initial license fee for these rights and also pay royalties, which are calculated using both sales of TAQ-based products and the use or sale of TAQ. We granted F. Hoffmann-La Roche the right to negotiate for a license to make and sell any competing enzyme we may develop in the future. If F. Hoffmann-La Roche does not exercise its right to negotiate the foregoing license, we have agreed that F. Hoffmann-La Roche shall nonetheless be entitled to a license to make, use and sell any such competing enzyme under the same terms and conditions as the most favorable nonexclusive license granted by us. Prior to obtaining this license, we purchased TAQ from authorized sources in order to have the rights to use PCR for our research.


    Royalties in 1998 related to the licenses described above were less than 10% of our 1998 cost of revenues. In 1998 the royalty amounts, and in the case of the Zeocin license, the combined royalty and purchase amounts, related to the five licenses described above were approximately $309,000, $67,500, $950,000, $38,000 and $8,800, respectively.


    In addition to these licenses, we maintain a portfolio of exclusive, co-exclusive and non-exclusive rights to make, use and/or sell many of the various technologies underlying our products and services. Depending upon factors including the scope of rights granted, the usefulness and commercial potential of the technology and whether the rights are exclusive, we provide various financial and other considerations to the patent holder or the holder of senior license rights. Typically, our other licenses include an initial license fee and continuing royalties. Some licenses also include payments at certain milestones, e.g., at the first commercial sale of a product. Many licenses, especially exclusive licenses, call for certain minimum royalty payments each year. A license will often contain other undertakings by us, such as a commitment to diligently pursue development and marketing of commercial products utilizing the licensed technology.

    There can be no assurance that we will be able to continue to successfully identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all. Some of our licenses do not run for the length of the underlying patent. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to patented technology, we may need to discontinue selling certain of our products, redesign our products, and we may lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share for certain products.

    Our licenses typically subject us to various commercialization, sublicensing and other obligations. If we fail to comply with these requirements we could lose important rights under a license, such as the right to exclusivity in a certain market. In some cases, we could also lose all rights under a license. In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We do not receive significant indemnification from a licensor against third party claims of intellectual property infringement.

PATENTS AND PROPRIETARY TECHNOLOGIES

    We consider the protection of our proprietary technologies and products for molecular and cellular biology research to be important to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights to our technologies and products. We currently own nine issued patents in the United States and two issued patent families in five other major industrialized nations, and, in total, own or control 28 issued and pending patents and applications. Generally, U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995 and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Our nine issued United States patents will expire between 2012 and 2019 and our five foreign patents will expire between 2011 and 2015.

    Our success depends to a significant degree upon our ability to develop proprietary products and technologies. It is critically important to our success that we adequately protect the intellectual property associated with these products and technologies. We intend to continue to file patent applications as we develop new products and technologies. Patents provide some degree of protection for our intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws governing the scope of patent coverage and the periods of enforceability of patent protection continue to evolve, particularly in the areas of molecular biology of interest to Invitrogen.

    Patent applications in the United States are maintained in secrecy until patents issue. Also, publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by at least several months. As a result, there can be no assurance that patents will issue from any of our patent applications or from applications licensed to us. The scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. Our intellectual property positions involve complex legal and factual questions and may be uncertain.

    We rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Employees and consultants also sign agreements to assign to Invitrogen their interests in patents and copyrights arising from their work for us. Employees also agree not to compete unfairly with us after their employment by using confidential information, soliciting employees or soliciting customers. However, these agreements can be breached and, if they were, there may not be an adequate remedy available to us. Also, a third party may learn our trade secrets through means other than by breach of our confidentiality agreements, or they could be independently developed by our competitors.

COMPETITION

    The markets for our products are very competitive and price sensitive. We expect the intensity of competition to increase. Currently, we compete primarily with other life sciences research product suppliers. Many of our competitors have greater financial, operational, sales and marketing resources, and more experience in research and development than us. These competitors and other companies may have developed or could in the future develop new technologies that compete with our products or which could render our products obsolete.

    Competitors offer a broad range of equipment, laboratory supplies and other products, including research products that compete with ours. We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, we may experience difficulties in generating sales to customers who initially purchased products from competitors. Similarly, we believe that there is a significant competitive advantage in being the first to introduce a new product to market. Accordingly, we believe that to compete effectively, we will need to consistently be first to market with important new research products and services. To the extent that we are unable to be the first to develop and supply new products, our competitive position may suffer. See "Risk Factors--Competition in the Life Sciences Research Market."

GOVERNMENT REGULATION

    We are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate, including those governing the handling and disposal of hazardous wastes and other environmental matters. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for resulting damages; such liability could have a material adverse effect on us.

EMPLOYEES


    As of September 30, 1999, we employed approximately 380 persons, of whom 36 hold Ph.D. or M.D. degrees and 43 hold other advanced degrees. Approximately 59 employees are engaged in research and development, 113 in sales and marketing, 160 in manufacturing and 48 in supporting corporate development, intellectual property, finance and other administrative functions.


    Our success will depend in large part upon our ability to attract and retain employees. We face competition in this regard from other companies, research and academic institutions, government entities and other organizations. We believe that we maintain good relations with our employees.

FACILITIES

    We lease an approximately 60,000 square foot facility in Carlsbad, California for our headquarters, as well as for marketing and product support operations, research and development and manufacturing activities. We presently pay rent of approximately $40,000 per month with predetermined cost-of-living rent increases at annual intervals. The lease expires in February 2007. We believe that adequate facilities will be available upon the conclusion of our lease. We are currently in negotiation to lease additional space in Carlsbad. We also own an approximately 17,000 square foot facility in the Netherlands to support sales and distribution in Europe.

    Our NOVEX subsidiary leases two buildings comprising a total of approximately 41,000 square feet at its San Diego, California location, which is used for manufacturing as well as for marketing and product support operations, and research and development. We presently pay rent of approximately $30,000 per month plus $11,000 per month for tenant improvements. The lease expires in 2000 and we hold options to extend the lease for another two years. We believe that adequate facilities will be available upon the conclusion of this lease. NOVEX also leases approximately 12,000 square feet in Frankfurt, Germany and 18,000 square feet in Heidelberg, Germany, which leases run through 2002 and 2001 respectively. Payments under these leases total approximately $22,000 per month and include all utilities for the Frankfurt facilities.

LEGAL PROCEEDINGS


    From time to time we have been and expect to be involved in legal proceedings arising from our ordinary business operations. In early 1999, our NOVEX subsidiary received a letter outlining a $1.1 million claim from a distributor in Austria. The letter stated that the claim arose from the termination of NOVEX's relationship with the distributor. We also received a letter from a supplier alleging breach of contract in a supply arrangement. No formal legal action has been taken in either case. None of the proceedings that are currently pending are expected to have a material adverse effect on our financial condition and business operations.



    Four former employees of NOVEX, including David E. McCarty, former President and Chief Executive Officer of NOVEX, former Executive Vice President of Invitrogen and a current director of Invitrogen and Sheldon Engelhorn, former Executive Vice President of NOVEX, both selling stockholders in this offering, have retained counsel and threatened to take legal action against us arising out of the termination of their employment. These former employees alleged fraud and wrongful termination in connection with the termination of their employment following the merger between Invitrogen and NOVEX and the reduction of our U.S. workforce. These former employees have indicated that their damages would include lost earnings, severance and the value of unvested stock options which they lost as a result of the termination of their employment. Mr. Engelhorn has demanded payment of approximately $158,000 plus pro rata amounts allegedly due under a bonus plan. Mr. McCarty has requested arbitration of his claims. Although no formal legal action has been filed and no other specific demands have been made, actions may be filed against us in the future. Additionally, other former employees could assert similar or other claims arising out of the termination of their employment. We are currently evaluating all such claims and no assurances can be given as to the outcome of any resulting litigation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table provides information concerning directors and executive officers of Invitrogen as of September 24, 1999:

NAME                                          AGE                           POSITION
Lyle C. Turner............................     46      President, Chief Executive Officer and Chairman of
                                                       the   Board of Directors

James R. Glynn............................     52      Executive Vice President, Corporate Development,
                                                       Chief   Financial Officer and Director

Donald W. Grimm...........................     57      Director

Kurt R. Jaggers(1)(2).....................     40      Director

Bradley G. Lorimier.......................     54      Director

David E. McCarty..........................     57      Director

Jay M. Short, Ph.D.(2)....................     41      Director

Lewis J. Shuster(1).......................     44      Director

------------------------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

    LYLE C. TURNER, a founder of Invitrogen, has served as President, Chief Executive Officer and Director since February 1988. Previously, Mr. Turner served as Director of Sales and Marketing at Stratagene, a life science research company, from January 1987 through February 1988, and as Technical Sales Specialist at Boehringer Mannheim Corp., a pharmaceutical company, from June 1985 to January 1987. From September 1981 through May 1985, Mr. Turner worked at Syntro Corporation, an animal health company, at which his final position was Manager of Business Development. Mr. Turner received his B.A. in Chemistry from the University of California, San Diego.

    JAMES R. GLYNN became a Senior Vice President, Corporate Development, Chief Financial Officer and Director of Invitrogen in June 1998 and previously served as Director in 1995. In September 1999, Mr. Glynn became an Executive Vice President of Invitrogen. From July 1995 to May 1997 he served as Senior Vice President and Chief Financial Officer and from May 1997 to July 1998 as Chief Operating Officer, Chief Financial Officer and Director of Matrix Pharmaceutical, Inc., a company focusing on the treatment of cancer. Mr. Glynn served as Executive Vice President, Chief Financial Officer and Director of Mycogen Corporation, an agribusiness and biotechnology company, from April 1987 to February 1995. From 1982 to 1987 Mr. Glynn was Vice President, Finance and Treasurer of Lubrizol Enterprises, Inc., a venture development company. He is currently a Director of Matrix Pharmaceutical, Inc. in addition to his positions with Invitrogen. Mr. Glynn received his B.B.A. in Accounting from Cleveland State University.

    DONALD W. GRIMM has served as a Director of Invitrogen since June 1998. From September 1995 to March 1998 Mr. Grimm was Managing Director, West Coast for Copenhagen Capacity, a Danish trade group focused on biotechnology and medical devices. Since June 1995 he has served as Chairman of the Board and President of Strategic Design, a strategic planning and consulting company. He was a Director of MedNet M.P.C. Corp., a medical services company from November 1997 to December 1997. Mr. Grimm retired from Eli Lilly & Company, a research-based pharmaceutical company, in 1993 after 23 years of service. Mr. Grimm held positions at Eli Lilly as Director of Worldwide Pharmaceutical Pricing, Director of Pharmaceutical Market Research, and Director of Sales. From September 1987 to December 1993, Mr. Grimm served as President, CEO and Chairman of
Hybritech, Inc., a company involved in physical and biological research. For the six month period between June 1994 and

December 1994, Mr. Grimm served as President, CEO and Director of Telios Pharmaceuticals, a pharmaceutical and medical device company. Telios and MedNet filed petitions for bankruptcy after Mr. Grimm's resignation from those companies. Mr. Grimm received his B.S. in Pharmacy and M.B.A. from the University of Pittsburgh. Mr. Grimm is currently a Director of several private companies and non-profit organizations.

    KURT R. JAGGERS has served as a Director of Invitrogen since June 1997.
Mr. Jaggers has served as a Managing Director of TA Associates, Inc., an equity investment firm, since January 1997. He has also served as a Principal for TA Associates from 1993 to 1996, and as Vice President of that firm from 1990 to 1992. Mr. Jaggers attended Stanford University, receiving B.S. and M.S. degrees in Electrical Engineering, and an M.B.A. He is currently a Director of several private companies.

    BRADLEY G. LORIMIER has served as a Director of Invitrogen since
November 1998. Mr. Lorimier has been retired since July 1997. From March 1994 to June 1997 Mr. Lorimier served as Senior Vice President, Business Development and Director of Human Genome Sciences, Inc., a biotechnology company. From
July 1991 to March 1994 Mr. Lorimier served as Vice President, Corporate Development of Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson, a pharmaceutical manufacturing company. He is also currently a Director of Matrix Pharmaceutical, Inc. as well as several private companies.


    DAVID E. MCCARTY has served as a Director of Invitrogen since August 1999. From August to September 1999 he served as Senior Vice President and in September 1999 he served as Executive Vice President of Invitrogen. Previously, Mr. McCarty served as President and Chief Executive Officer of NOVEX, a position he held from August 1997 through September 1999. Prior to joining NOVEX, Mr. McCarty was President and CEO of Alexon Biomedical, an immunoassay diagnostic company which he joined in 1990. Mr. McCarty also serves as a director of a privately held company. Mr. McCarty holds a B.S. in Chemistry from California State University at Northridge and an M.B.A. from California State University at Long Beach. Mr. McCarty is serving as a director of Invitrogen pursuant to our merger agreement with NOVEX.


    JAY M. SHORT has served as a Director of Invitrogen since February 1995. From September 1994 to the present Dr. Short has served as Chief Executive Officer, President, Chief Technology Officer and Director of Diversa Corporation, a biotechnology research company. From September 1985 to September 1994 Dr. Short held various positions at Stratagene including Vice President, Research and Development & Operations and Senior Staff Scientist. Previously, he was President of Stratacyte Inc., a molecular biology company. Dr. Short received his Ph.D. in Biochemistry from Case Western Reserve University. Dr. Short is currently a Director of StressGen Biotechnologies Corporation, a biopharmaceutical company.

    LEWIS J. SHUSTER has served as a Director of Invitrogen since June 1998.
Mr. Shuster is presently President and Chief Operating Officer of Pharmacopeia Laboratories, an operating unit of Pharmacopeia, Inc., a pharmaceutical and biotechnical research company, a position he has held since February 1999. From November 1994 to February 1999 Mr. Shuster served as Executive Vice President and Chief Financial Officer of Pharmacopia, Inc. From September 1992 to
November 1994 Mr. Shuster served as Executive Vice President, Operations and Finance of Human Genome Sciences, Inc., a pharmaceutical company. Mr. Shuster received his M.B.A. from Stanford University Graduate School of Business and his B.A. from Swarthmore College. He is currently a Director of US Biomaterials Corporation, a private biomedical company.


BOARD OF DIRECTORS


    Invitrogen currently has authorized between five and nine directors with the current number set at eight. Invitrogen's certificate of incorporation provides for three classes of directors. The terms of Class I, Class II and Class III directors expire at the annual meeting of stockholders held in 2000, 2001 and 2002, respectively, or at special meetings held instead of such annual meetings. At each annual meeting of stockholders after the initial classification, or special meetings held instead, the successors to directors whose terms will then expire will be elected to serve until the third annual meeting following their election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Invitrogen.


    Under the terms of the merger with NOVEX, Invitrogen agreed that for the next two annual meetings of our stockholders we shall include David E. McCarty on the management slate of director nominees (or, if Mr. McCarty is not then employed by us, a person designated by a majority-in-interest of the former stockholders of NOVEX). Accordingly, Mr. McCarty joined the board of directors immediately after our merger with NOVEX.


BOARD COMMITTEES

    The board of directors has established an Audit Committee and a Compensation Committee. The Audit Committee, which consists of Mr. Jaggers and Mr. Shuster, reviews the results and scope of the annual audit and meets with our independent auditors to review our internal accounting policies and procedures. The Compensation Committee, which consists of Mr. Jaggers and Dr. Short, makes recommendations to the board of directors with respect to our general and specific compensation policies and practices and administers our 1995 and 1997 Stock Option Plans and the 1996 and 1998 NOVEX Stock Option Plans we assumed in connection with our merger.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In March 1997 Invitrogen made an initial investment of $500,000 to acquire shares of preferred stock and a warrant to purchase shares of preferred stock of MorphaGen, Inc., a start-up company engaged in the business of researching and developing Morphatides, a special type of nucleic acid. The President of MorphaGen, Heidi Short, is the spouse of Dr. Short, a member of the board of directors of Invitrogen. During 1997, Invitrogen performed research services for MorphaGen for which it was paid approximately $81,000. In November 1998, Invitrogen acquired all of the outstanding shares of MorphaGen not already owned by Invitrogen in exchange for a grant of an option to purchase 50,000 shares of Invitrogen common stock, at an exercise price of $8.50 per share, to Heidi Short, payment of royalties contingent upon certain milestones, the assumption of outstanding options of MorphaGen employees and the assumption of certain liabilities. MorphaGen was dissolved as a separate corporate entity in 1999.
Dr. Short's father, Roy Short, receives royalties of approximately $100,000 per year from sales relating to Invitrogen's DNA DipStick product line and electroporation cuvettes. There were no other interlocks or other relationships among Invitrogen's executive officers and directors that are required to be disclosed under applicable executive compensation disclosure requirements.

COMPENSATION OF DIRECTORS

    Invitrogen does not currently provide cash compensation to directors for services as directors, other than to Dr. Short, who receives up to $1,500 per meeting and Mr. Grimm who receives up to $750 per meeting, both pursuant to preexisting agreements. Directors may be reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings. Since November 19, 1998, directors who are not employees of Invitrogen receive annual grants of options to purchase 10,000 shares of common stock in accordance with the 1997 Stock Option Plan. Options to purchase 30,000 shares of common stock were granted to non-employee directors of Invitrogen during Invitrogen's fiscal year ended December 31, 1998.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

    We have adopted provisions in our certificate of incorporation, permitted by Delaware General Corporation Law, which provide that directors of Invitrogen shall not be personally liable for monetary damages to Invitrogen or its stockholders for a violation of the directors' duty to act with care and in the best interests of the shareholders, except for liability:

    - For acts or omissions that are not in good faith, are deliberately improper or are known to be illegal;

    - Under Section 174 of the Delaware Law relating to improper dividends or distributions; and

    - For any transaction from which the director obtained an improper personal benefit.

    Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our bylaws authorize us to indemnify our officers, directors, employees and agents to the extent permitted by the Delaware Law. Section 145 of the Delaware Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents. We have entered into separate indemnification agreements with our directors and executive officers which may, in some cases be broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements may require us, among other things, to indemnify such executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Invitrogen where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

    The following table summarizes, for the periods indicated, the compensation paid to or earned by our Chief Executive Officer and our other current executive officer whose aggregate compensation during the fiscal year ended December 31, 1998 exceeded $100,000. Mr. Glynn joined Invitrogen on July 1, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                 ANNUAL COMPENSATION
                                                 ----------------------------------------------------
                                                                          SHARES OF
                                                                        COMMON STOCK
                                                                        ISSUABLE UPON
                                                                         EXERCISE OF      ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR      SALARY    BONUS($)       OPTIONS       COMPENSATION

Lyle C. Turner .....................    1998     $285,601   $270,998            --               --
  President and Chief Executive         1997      258,405    640,690
  Officer...........................

James R. Glynn .....................    1998      136,146    123,125       250,000               --
  Executive Vice President Corporate    1997           --         --            --
  Development and Chief Financial
  Officer

  1998 OPTION GRANTS

    The following table contains information about the stock option grants in 1998 to the executive officers described in the first sentence of "Executive Compensation." The table is based on an aggregate of 1,233,500 options granted by Invitrogen during 1998 to employees of and consultants to Invitrogen. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors.

                       OPTION GRANTS IN FISCAL YEAR 1998

                                            INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE VALUE
                          -----------------------------------------------------     AT ASSUMED ANNUAL RATES
                            NUMBER OF       % OF TOTAL                                  OF STOCK PRICE
                            SECURITIES       OPTIONS      EXERCISE                  APPRECIATION FOR OPTION
                            UNDERLYING      GRANTED TO    OR BASE                            TERM
                             OPTIONS       EMPLOYEES IN    PRICE     EXPIRATION   ---------------------------
NAME                        GRANTED(1)     FISCAL YEAR     ($/SH)       DATE          5%             10%
James R. Glynn..........     250,000           20.3        $5.60       7/01/08     $880,000      $2,230,000

------------------------------

(1) Options are granted under Invitrogen's 1995 and 1997 Stock Option Plans. Such options expire ten years from the date of grant, or earlier upon termination of employment.

    Amounts reported in the Potential Realizable Value column above represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price on the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the time of such exercise and the future performance of Invitrogen's common stock.

  YEAR-END VALUES

    The table below provides information about the number and value of options held by the executive officers described above at December 31, 1998. Since there was no public trading market for Invitrogen common stock as of December 31, 1998, the values of in-the-money options have been calculated on the basis of $15.00 per share, the Invitrogen board's good faith determination of the fair market value of a share of Invitrogen's common stock as of that date, less the applicable exercise price.

                             YEAR-END OPTION VALUES

                                                 NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED                IN-THE-MONEY
                                             OPTIONS AT DECEMBER 31, 1998     OPTIONS AT DECEMBER 31, 1998
                                            ------------------------------   ------------------------------
NAME                                        EXERCISABLE      UNEXERCISABLE   EXERCISABLE      UNEXERCISABLE
James R. Glynn............................    70,833            179,167       $665,830         $1,684,170

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

    On March 31, 1999 we entered into severance agreements with two of our former executive officers, Joseph M. Fernandez and Theodore J. DeFrank, pursuant to their resignations. Under those agreements, each former officer receives monthly severance pay at their regular salary rate on the date of the agreements; Mr. DeFrank for six months, Mr. Fernandez for twelve months. Each former officer additionally entered into consulting agreements with Invitrogen, for nine months and twelve months respectively. As part of its merger with NOVEX, in August 1999 Invitrogen assumed an employment agreement with David E. McCarty, former President and Chief Executive Officer of NOVEX. Under that agreement Mr. McCarty will receive severance pay totaling $240,000 paid monthly during the twelve month period ending September 2000.

STOCK OPTION PLANS

    We have adopted a 1995 Stock Option Plan and a 1997 Stock Option Plan, as amended November 20, 1998. The 1995 Plan originally provided for the grant of options to purchase up to 500,000 shares, but specified that the number would be adjusted due to stock splits. Due to a seven-for-one split, the shares available for future option grants under the 1995 Plan were increased to 3,500,000. In
May 1997, we adopted the 1997 Plan and discontinued granting options under the 1995 Plan. The 1997 Plan carried forward 3,125,794 shares available for issuance or subject to outstanding options under the 1995 Plan and added 609,685 shares, resulting in 3,735,479 shares available for future option grants under the 1997 Plan.

    As of the adoption of the 1997 Plan, options to purchase 89,313 shares granted under the 1995 Plan had been exercised. We have been granting all options under the 1997 Plan since its adoption. The 1997 Plan was subsequently amended on two occasions to provide for the issuance of options to purchase an additional 750,000 shares and 1,000,000 shares of common stock. With those amendments, the 1997 Plan allows for the issuance of options to purchase up to 5,485,479 shares of common stock.

    Under the 1997 Plan, all employees of Invitrogen or any subsidiary, all directors who are not employees of Invitrogen or any subsidiary and any independent contractor or advisor who performs services for Invitrogen or a subsidiary are eligible to receive Nonstatutory Stock Options. Employees are also eligible to receive Incentive Stock Options intended to qualify under
Section 422A of the Internal Revenue Code of 1986. The 1997 Plan is administered by a committee of the Board of Directors of Invitrogen, which selects the persons who will receive options, determines the number of shares in each option, and prescribes other terms and conditions, including the type of consideration to be paid to Invitrogen upon exercise and vesting schedules, in connection with each option. The committee's recommendations are forwarded to the full board of directors for approval. The 1995 Plan and the NOVEX plans (discussed below) similarly make employees, officers, directors and consultants eligible for NSOs and provides that employees are eligible for ISOs. The 1995 Plan may be administered by the board of directors or a committee.

    Under the 1997 Plan, after November 19, 1998, outside directors receive an initial NSO to purchase 10,000 shares when they are first appointed or elected to the board of directors. In addition, our outside directors, including outside directors that were formerly employees of Invitrogen, will automatically receive an option to purchase 10,000 shares of common stock at each annual meeting of stockholders after their election, provided such director has served at least six months. The first such grants were in January 1999. The exercise price of the options in all cases will be equal to the fair market value of the common stock on the date of grant. Options received by outside directors generally vest over three years and must be exercised within ten years.

    With respect to NSOs granted under the 1997 Plan at the discretion of the board of directors upon committee recommendation, the exercise price must be at least 85% of the fair market value of the common stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of ISOs given to holders of more than 10% of the voting power of Invitrogen, not less than 110% of such fair market value. The term of an option cannot exceed ten years, and the term of an ISO given to a holder of more than 10% of the voting power of Invitrogen cannot exceed five years. Options generally expire not later than 90 days following a termination of employment, 12 months following the optionee's disability, or not later than 12 months following the optionee's death. The terms for options granted under the 1995 Plan are substantially similar to those granted under the 1997 Plan.

    Effective August 17, 1999, Invitrogen assumed NOVEX's 1996 and 1998 Stock Option/Stock Issuance Plans in connection with the merger of Invitrogen and NOVEX. Pursuant to the terms of the merger, each outstanding NOVEX common stock option was assumed and converted into an option to acquire the number of shares of Invitrogen common stock obtained by multiplying the number of shares of NOVEX common stock subject to the option by the exchange ratio used in the merger. The terms of NOVEX's 1996 and 1998 Stock Option/Stock Issuance Plans are substantially similar to Invitrogen's 1995 Plan and 1997 Plan. All options granted to NOVEX employees after the merger have been and will be granted under Invitrogen's 1997 Plan.


    As of September 30, 1999, there were outstanding options to purchase an aggregate of 3,908,662 shares of common stock at exercise prices ranging from $.8357 to $28.125 per share, or a weighted average exercise price per share of $9.46 under the 1995 Plan and the 1997 Plan and the NOVEX plans. Options to acquire 743,413 shares have been exercised. As of September 30, 1999 a total of 1,374,504 shares of common stock were available for future option grants under the 1995 Plan and the 1997 Plan, and none were available for future option grants under the NOVEX plans. If any option granted under the 1997 Plan expires, terminates or is canceled for any reason, or if shares of stock issued subject to a right of repurchase are repurchased by Invitrogen, the shares allocable to the unexercised option or the repurchased shares will become available for additional option grants under the 1997 Plan. The 1995 Plan similarly allows the shares allocable to expired or terminated options to be made available for additional option grants, but does not explicitly discuss the acquisition by Invitrogen of shares subject to repurchase.


EMPLOYEE STOCK OWNERSHIP PLAN

    In 1989 we adopted the Invitrogen Corporation Employee Stock Ownership Plan
(ESOP), as amended January 1, 1993, amended and restated January 1, 1996 and as amended August 31, 1997 and November 24, 1998. The ESOP's purpose was to reward eligible employees for service to Invitrogen by providing them with retirement benefits. The ESOP was a qualified retirement plan designed to comply with provisions of sections 4975(e)(7) and 401(a) of the Internal Revenue Code, the Employment Retirement Income Security Act of 1974 and applicable regulations.

    We terminated contributions to the ESOP Trust as of December 31, 1998, which accelerated vesting of all ESOP participants. Contributions historically were made in the form of common stock, as valued by an independent valuation firm. Contributions were allocated based on the participants' compensation and employees were eligible to participate in the ESOP after one year of service.

    Distributions from the ESOP Trust to vested employees occur upon their retirement, death, total and permanent disability or termination. The ESOP has been submitted to the Internal Revenue Service for a determination letter in connection with its termination. When the determination letter is received, the ESOP will be fully terminated and distributions of all plan assets will be made from the ESOP as directed by its participants. An employee may elect to receive distributions in the form of cash or Invitrogen stock and may elect to receive the distribution in a lump sum or in installments over a period not to exceed the shorter of (1) his/her life expectancy or the combined life expectancy of the participant and his/her beneficiary or (2) a period between five and ten years, depending upon the value of the participant's ESOP account balance. Invitrogen stock distributed to beneficiaries is subject to a right of first refusal by Invitrogen and the ESOP Trust before any sale to a third party.

    The ESOP trustees are Lyle C. Turner and Lisa G. McCurdy. The trustees vote all Invitrogen stock held by the ESOP Trust, except that individual beneficiaries may direct the voting of stock allocated to their accounts. The ESOP may be amended or terminated by us at any time, subject to certain restrictions, the Internal Revenue Code and ERISA.


    As of September 30, 1999 the ESOP Trust held 1,203,499 shares of Invitrogen stock as well as $461,000 invested in a money-market fund.


    NOVEX has also established a 401(k)/ESOP Plan. The NOVEX Plan was originally established in April 1995 only as an ESOP which allowed employees to acquire shares of NOVEX stock and thus participate in the growth of the company. Between its inception and April 1997, the NOVEX Plan was funded through contributions by the company. In April 1997 the NOVEX Plan was amended to add a

401(k) feature which allows employees to contribute salary deductions on a pretax basis. We contribute to the NOVEX Plan by matching employees' salary deductions.

    NOVEX employees who complete 1,000 hours or more in a twelve-month period are eligible to participate in the NOVEX Plan. These employees vest in the amounts contributed by NOVEX over a six-year period at 20% per year beginning with their second year of service. Distributions from the NOVEX Plan are made under substantially the same conditions and restrictions as outlined for the Invitrogen Plan above, except that no right of first refusal exists on the Invitrogen common stock held by the NOVEX Plan Trust.

    The NOVEX Plan is administered by a Committee appointed by the board of directors. Union Bank of California is the NOVEX Plan's trustee. The Committee votes the NOVEX Plan's stock except with respect to matters as listed above in the description of Invitrogen's Plan. The NOVEX Plan may be amended or terminated at any time, subject to the same restrictions as Invitrogen's Plan.

    As of the closing of the merger with Invitrogen, the NOVEX Plan held 628,005 shares of NOVEX common stock, which were converted into 145,622 shares of Invitrogen common stock. The NOVEX Plan also has cash assets invested in various mutual and money-market funds as directed by participants.

    Invitrogen intends to terminate the NOVEX Plan, to distribute its assets to the participants or roll those assets into the Invitrogen 401(k) Plan or other qualified retirement plans designated by the participants, and to enroll the NOVEX Plan participants who wish to do so in the Invitrogen Section 401(k) Plan (see below) as of January 1, 2000.

1998 EMPLOYEE STOCK PURCHASE PLAN


    A total of 250,000 shares of Invitrogen common stock have been reserved for issuance under our 1998 Employee Stock Purchase Plan. Of those, 17,454 have been issued as of September 30, 1999. The employee stock purchase plan permits eligible employees to purchase common stock at a discount through payroll deductions, during 24-month offering periods. Unless the board of directors establishes different periods, each offering period will be divided into eight consecutive three-month purchase periods. Unless the board of directors establishes a higher purchase price, the price at which stock is purchased under the employee stock purchase plan shall be equal to 85% of the fair market value of the common stock on the first day of the offering period or the last day of the purchase period, whichever is lower.


SECTION 401(k) PLAN

    Effective June 1, 1994, Invitrogen adopted a 401(k) tax-deferred savings plan for the benefit of its employees. The 401(k) Plan is intended to be a qualified retirement plan under section 401(a) of the Internal Revenue Code. Our employees are eligible to make salary deferral contributions to the 401(k) Plan upon the completion of three months of employment and to participate in employer non-elective and matching contributions to the 401(k) Plan upon the completion of 1,000 hours of service. We may, but are not required to, make matching contributions to the 401(k) Plan based on the participants' salary deferral contributions. Our contributions are subject to a graduated vesting schedule based upon an employee's years of service with Invitrogen. All contributions to the 401(k) Plan are held in a trust which is intended to be exempt from income tax under Section 501(a) of the Internal Revenue Code. The 401(k) Plan's trustees are Lyle C. Turner and James R. Glynn. Participants may direct the investment of their contributions among specified Salomon Smith Barney investment funds. The 401(k) Plan may be amended or terminated by us at any time, subject to certain restrictions imposed by the Internal Revenue Code and ERISA.

                              CERTAIN TRANSACTIONS

    In June 1997, we sold a total of 2,202,942 shares of convertible preferred stock at $6.8091 per share, for an aggregate purchase price of approximately
$15 million, to three accredited investors, each of which are affiliates of TA Associates. Kurt R. Jaggers, a director of Invitrogen, is a Managing Director of TA Associates. Concurrently with the sale of the convertible preferred stock, we repurchased and retired 1,101,471 shares of common stock at $6.8091 per share, for an aggregate purchase price of approximately $7.5 million, from Lyle C. Turner, Joseph M. Fernandez, Anh Nguyen and Malcolm Finlayson, executive officers and former executive officers of Invitrogen. In this transaction, the TA Associates affiliates acquired registration rights with respect to the common stock issued or issuable upon conversion of the convertible preferred stock.

    At the closing of our initial public offering, the convertible preferred stock was converted into an equal number of shares of common stock and redeemable preferred stock, and such redeemable preferred stock was redeemed out of proceeds of that offering at a cost of approximately $13.5 million. Additionally, holders of the convertible preferred stock received accumulated dividends of approximately $1.5 million.


    In December 1998, Invitrogen received a promissory note from Mr. Turner in the amount of $150,000. The note, secured by a pledge of 16,000 shares of Invitrogen common stock, is due in December 1999 and bears interest of 6.5%.


    During 1997 and 1998, Invitrogen leased an airplane from Turner Aviation, a company controlled by Mr. Turner, for $7,200 per month. Invitrogen had also advanced $150,000 to Turner Aviation to assist in the acquisition of the plane. The lease agreement terminated in February 1999, upon the closing of Invitrogen's initial public offering. The advance was repaid through the December 1998 promissory note described above.

    In connection with our acquisition of MorphaGen, Inc., in November 1998 we issued an option to purchase 50,000 shares of our common stock to the spouse of Dr. Short, one of our directors. See "Management-Compensation Committee Interlocks and Insider Participation."

    Dr. Short's father, Roy Short, receives royalties of approximately $100,000 per year from sales relating to Invitrogen's DNA DipStick product line and electroporation cuvettes.

    Invitrogen has entered into indemnification agreements with each of its officers and directors containing provisions which may require us, among other things, to indemnify its officers and directors against liabilities that may arise by reasons of their status or service as officers or directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Invitrogen also intends to execute such agreements with its future directors and executive officers.

    On August 17, 1999 Invitrogen issued to David E. McCarty, a former executive officer and a current director of Invitrogen, an option to purchase 110,000 shares of our common stock at an exercise price of $28.125 per share, in connection with his employment by Invitrogen following the merger with NOVEX. His employment terminated on September 20, 1999. In connection with the acquisition of NOVEX, Invitrogen also assumed NOVEX's obligations under an employment agreement with Mr. McCarty and options held by Mr. McCarty to purchase NOVEX common stock, which were converted into options to purchase 139,128 shares of Invitrogen common stock at an exercise price of $4.14 per share. See "Management--Employment and Severance Arrangements."

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of September 30, 1999, by:


    - Each person Invitrogen knows to be the beneficial owner of 5% or more of the outstanding shares of common stock, together with the affiliates of such person;

    - Each executive officer listed in the Summary Compensation Table;

    - Each director of Invitrogen, who, where applicable, is listed under the name of the principal stockholder with which he is affiliated; and

    - All executive officers and directors of Invitrogen as a group.

    Except in cases where community property laws apply or as indicated in the footnotes to this table, Invitrogen believes that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. Unless otherwise noted, the address of the individuals and the Invitrogen ESOP Trust listed below is c/o Invitrogen Corporation, 1600 Faraday Avenue, Carlsbad, California 92008.


                                                                                                         SHARES THAT MAY
                                                                                                           BE ACQUIRED
                                                                                                         WITHIN 60 DAYS
                                                                                  SHARES BENEFICIALLY          OF
                                            SHARES BENEFICIALLY    SHARES BEING     OWNED AFTER THE       SEPTEMBER 30,
                                                   OWNED             OFFERED            OFFERING             1999(2)
                                           ---------------------   ------------   --------------------   ---------------
                                            NUMBER     PERCENT(1)                  NUMBER     PERCENT
Lyle C. Turner(3)........................  5,718,996     35.4%        800,000     4,918,996     27.3%             --
Joseph M. Fernandez(4)...................  1,823,369     11.2         300,000     1,523,369      8.4         159,607
TA Associates(5).........................  1,702,942     10.5         820,000       882,942      4.9              --
  Kurt R. Jaggers
  TA Associates, Inc.
  125 High Street Tower, Suite 2500
  Boston, Massachusetts 02110
ESOP Trust Fund
  Lyle C. Turner and Lisa G. McCurdy, co-
  trustees(6)............................  1,203,499      7.4               0     1,203,499      6.7              --
Sheldon C. Engelhorn(7)..................    983,686      6.1         500,000       483,686      2.7              --
Ampersand Ventures(8)....................    973,901      6.0         750,000       223,901      1.2              --
  55 William Street, Suite 240
  Wellesly, MA 02181
Essex Investment Management, LLC.........    905,960      5.6               0       905,960      5.0              --
  125 High Street, 29(th) floor
  Boston, MA 02110
Charlie B. McAtee(9).....................    271,134      1.7          80,000       191,134      1.1         214,000
Ann M. McCormick(10).....................    182,183      1.1          30,000       152,183        *         155,250
Glenn E. Davies(11)......................    178,394      1.1          30,000       148,394        *         155,300
Wilfred S. Paul(12)......................    167,700      1.0          50,000       117,700        *         166,000
Jay M. Short(13).........................    154,500        *          90,000        64,500        *         129,500
James R. Glynn...........................    117,114        *               0       117,114        *         116,665
David E. McCarty(14).....................     93,381        *          50,000        43,381        *          93,313
Donald W. Grimm..........................     23,000        *               0        23,000        *          20,000
Lewis J. Shuster.........................     17,500        *               0        17,500        *          17,500
Bradley G. Lorimier......................     10,000        *               0        10,000        *          10,000
All Directors and Executive Officers as a
  group (8 persons)(15)..................  7,837,433     47.3       1,760,000     6,077,433     33.3         386,978


------------------------------

*   Less than 1%.

(1) Percentage of ownership is based on: 16,175,259 shares of common stock outstanding as of September 30, 1999. Shares of common stock that an individual or group has the right to acquire within 60 days of September 30, 1999, pursuant to the exercise of options are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.


(2) Includes 330,000 shares of common stock subject to options which we anticipate selling stockholders will exercise and sell in connection with this offering.

(3) Mr. Turner is President, Chief Executive Officer, and Chairman of the board of directors of Invitrogen. As co-trustee of the Invitrogen ESOP Trust, Mr. Turner has certain voting and investment power with respect to the 1,203,499 shares held of record by the Invitrogen ESOP Trust. These shares are also included for Ms. McCurdy, the other co-trustee, and are included once for the category, "All Directors and Executive Officers as a Group." Mr. Turner disclaims beneficial ownership of such shares, except with respect to the 162,645 shares in the Invitrogen ESOP Trust as to which Mr. Turner holds a pecuniary interest.


(4) Includes 1,550,341 held by the Fernandez Family Trust and 113,421 shares held of record by the Invitrogen ESOP Trust as to which Mr. Fernandez holds a pecuniary interest.



(5) Includes 1,410,304 shares by TA/Advent VIII L.P. before the offering and 731,215 shares held after the offering, 264,432 shares held by Advent Atlantic and Pacific III L.P. before the offering and 137,103 shares held after the offering, and 28,206 shares held by TA Venture Investors L.P. before the offering and 14,624 shares held after the offering. Atlantic and Pacific III, L.P. and TA Venture Investors L.P. are part of an affiliated group of investment partnerships referred to collectively as TA Associates Group. The general partner of TA/Advent VIII, L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III, L.P. is TA Associates AAP III Partners. The general partner of each of TA Associates VIII LLC. and TA Associates AAP III Partners is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors, L.P.; individually, no stockholder, director or officer of TA Associates, Inc., is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc., including
    Mr. Jaggers, a director, comprise the general partners of TA Venture Investors, L.P. In such capacity, Mr. Jaggers may be deemed to share voting and investment power with respect to the 28,206 shares held of record by TA Venture Investors, L.P. Mr. Jaggers disclaims beneficial ownership of such shares.


(6) As co-trustee of the Invitrogen ESOP Trust, Ms. McCurdy has certain voting and investment power with respect to the 1,203,499 shares held of record by the Invitrogen ESOP Trust. These shares are also included for Mr. Turner, the other co-trustee, and are included once for the category, "All Directors and Executive Officers as a Group." Ms. McCurdy disclaims beneficial ownership of such shares.


(7) Includes 9,783 shares held by NOVEX's ESOP Trust Fund as to which Mr. Engelhorn holds a pecuniary interest.



(8) Includes 182,606 shares held by Laboratory Partners I Limited Partnership before the offering and 41,981 shares held after the offering, 60,868 shares held by Laboratory Partners Companion Fund Limited Partnership before the offering and 13,993 shares held after the offering, and 730,427 shares held by Ampersand Specialty Materials and Chemicals II Limited Partnership before the offering and 167,927 shares held after the offering. Laboratory Partners I Limited Partnership, Laboratory Partners Companion Fund Limited Partnership, and Ampersand Specialty Materials and Chemicals II Limited Partnership are part of an affiliated group of investment partnerships referred to collectively as Ampersand Ventures. Ampersand Lab Partners MCLP LLP is the general partner of Ampersand Lab Partners Management Company Limited Partnership, which is the general partner of Laboratory Partners I Limited Partnership and Laboratory Partners Companion Fund Limited Partnership, which exercises sole voting and investment power with respect to all of the shares held of record by Laboratory Partners I Limited Partnership and Laboratory Partners Companion Fund Limited Partnership. ASMC-II MCLP LLP is the general partner of ASMC-II Management Company Limited Partnership, which is the general partner of Ampersand Specialty Materials and Chemicals II Limited Partnership, which exercises sole voting and investment power with respect to all of the shares held of record by Ampersand Specialty Materials and Chemicals II Limited Partnership.



(9) Includes 47,102 shares held of record by the Invitrogen ESOP Trust as to which Mr. McAtee holds a pecuniary interest.



(10) Includes 26,144 shares held of record by the Invitrogen ESOP Trust as to which Ms. McCormick holds a pecuniary interest.



(11) Includes 22,394 shares held of record by the Invitrogen ESOP Trust as to which Mr. Davies holds a pecuniary interest.



(12) Includes 960 shares held of record by the Invitrogen ESOP Trust as to which Mr. Paul holds a pecuniary interest.



(13) Includes options to purchase 5,000 shares held of record by Dr. Short's spouse.



(14) Includes 68 shares held of record by NOVEX's ESOP Trust Fund as to which Mr. McCarty holds a pecuniary interest.



(15) Includes 1,203,499 shares held by the Invitrogen ESOP Trust as to which Mr. Turner owns a beneficial interest. Includes 68 shares held of record by NOVEX's ESOP Trust Fund as to which Mr. McCarty holds a pecuniary interest. Includes options to purchase 5,000 shares held of record by Dr. Short's spouse.

                          DESCRIPTION OF CAPITAL STOCK

    The information set forth below is a general summary of the capital stock structure of Invitrogen. As a summary, this section is qualified and not a substitute for the provisions of Invitrogen's certificate of incorporation, as amended and Invitrogen's bylaws, as amended, both of which are on file with the SEC.

AUTHORIZED CAPITAL STOCK

    Invitrogen's authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 6,405,884 shares of preferred stock, par value $0.01 per share.

COMMON STOCK


    As of September 30, 1999, 16,175,259 shares of Invitrogen common stock were outstanding. In addition, 5,665,712 shares of Invitrogen common stock were reserved and available for issuance pursuant to Invitrogen's employee benefit plans, including 424,940 shares reserved for issuance upon exercise of the NOVEX options assumed in the recent merger.


    The holders of Invitrogen common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights which may be granted to holders of any preferred stock authorized and issued by the board of directors. Traditionally, Invitrogen has not declared and paid dividends. In the event of liquidation, each share of Invitrogen common stock is entitled to share pro rata in any distribution of Invitrogen's assets after payment or providing for the payment of liabilities and any liquidation preference of any preferred stock authorized and issued by the board of directors. Each holder of Invitrogen common stock is entitled to one vote for each share of Invitrogen common stock held of record on the applicable record date on all matters submitted to a vote of shareholders, including the election of directors.

    Holders of Invitrogen common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption rights or sinking fund provisions with respect to Invitrogen common stock. All outstanding shares of Invitrogen common stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK


    As of September 30, 1999, no shares of preferred stock were outstanding.


    The board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of Invitrogen.

REGISTRATION RIGHTS


    Under a Stock Purchase and Stockholders' Agreement dated June 20, 1997, after this offering the holders of approximately 882,942 shares of Invitrogen common stock, or persons to whom such holders transfer the common stock, have registration rights with respect to such shares. If Invitrogen proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, holders of shares entitled to registration rights are entitled to notice of such registration and are entitled to include their shares in such registration, at Invitrogen's expense. However, the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, holders of at least 50% of the shares entitled to registration rights outstanding may require Invitrogen to prepare and file a registration statement under the Securities Act, at Invitrogen's expense, covering such shares, and Invitrogen is generally required to use its best efforts to effect such registration. Invitrogen is not obligated to effect more than two of these stockholder-initiated registrations. Further, holders of shares entitled to registration rights generally may require Invitrogen to file additional registration statements on Form S-3.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    We are required to follow Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change of control of Invitrogen without further actions by the stockholders.

    Invitrogen's certificate of incorporation provides that any action permitted to be taken by stockholders of Invitrogen must be effected at a duly-called annual or special meeting of stockholders and will not be able to be effected by a consent in writing. The board of directors is composed of a classified board where only one-third of the directors are eligible for election in any given year. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Invitrogen and may maintain incumbents on the board of directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. Our certificate of incorporation also requires the approval of at least two-thirds of the total number of authorized directors in order to adopt, amend or repeal our bylaws. In addition, our certificate of incorporation similarly permits the stockholders to adopt, amend or repeal our bylaws only upon the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. Also, a director is removable by stockholders only for cause. Vacancies on the board of directors resulting from death, resignation, removal or other reason may be filled by a majority of the directors or a majority of the shares entitled to vote. In general, other vacancies are to be filled by a majority of the directors. Lastly, the provisions in the certificate of incorporation described above and other provisions pertaining to the limitation of liability and indemnification of directors may be amended or repealed only with the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Invitrogen, which could have an adverse effect on the market price of the our common stock.

    Invitrogen's bylaws also contain many of the above provisions found in Invitrogen's certificate of incorporation. Our bylaws do not permit stockholders to call a special meeting. In addition, our bylaws provide an advance notice procedure with regard to matters to be brought before an annual or special meeting of stockholders of Invitrogen, including the election of directors. Business permitted to be conducted in any annual meeting or special meeting of stockholders is limited to business properly brought before the meeting.

TRANSFER AGENT AND REGISTRAR

    Boston EquiServe L.P., is the transfer agent and registrar for the Invitrogen stock.

STOCK EXCHANGE LISTING

    Invitrogen's stock is quoted on the Nasdaq National Market under the symbol "IVGN."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price at such time and the ability of Invitrogen to raise equity capital in the future.


    - Upon the closing of this offering, we will have outstanding an aggregate of approximately 18,005,259 shares of common stock based on the number of shares of common stock outstanding at September 30, 1999, and assuming no exercise of the underwriters' over-allotment option.



    - Of these shares, approximately 6,938,984 shares previously registered and the 5,000,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of Invitrogen as such term is defined in Rule 144 of the Securities Act. However, some of these shares will be subject to lock-up agreements, as described below.


    - All remaining shares held by our existing stockholders were issued and sold by Invitrogen in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 and Rule 701 thereunder, which are summarized below.


    Invitrogen's directors, executive officers and the selling stockholders will together hold an aggregate of approximately 6,969,811 shares of common stock after the offering. These stockholders have signed lock-up agreements which prevent them from selling any common stock owned by them for a period of 90 days from the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. When determining whether or not to release shares from the lock-up agreements, DLJ will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. After giving effect to lock-up agreements with DLJ and the provisions of Rule 144 and Rule 701, approximately 11,035,448 of the outstanding common shares will be freely tradable on the date of this prospectus, subject to the applicable volume limitations. Upon expiration of the lock-up period, all of our outstanding shares will be freely tradable, subject to the same volume limitations.



    In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an "affiliate", who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of either 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. One percent of the outstanding shares of common stock would be 180,053 shares immediately after the offering. Sales under Rule 144 are also subject to prescribed requirements regarding the manner of sale, notice and availability of current public information about Invitrogen. Under Rule 144(k), a person who is not deemed to have been an "affiliate" of Invitrogen at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice requirements described above. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately following completion of the offering without limitations as to volume.


    In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of Invitrogen, except for "affiliates," who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of our initial public offering in reliance on Rule 144, by complying with the applicable requirements of Rule 144 other than the holding period, volume, current public information and the filing of a Form 144 requirements.


    Invitrogen has filed registration statements under the Securities Act covering shares of common stock reserved for issuance under stock option, employee stock purchase and 401(k) plans. After the closing of this offering, such registration statements will cover approximately 5,335,712 reserved but unissued shares. These shares will, subject to Rule 144 volume limitations applicable to affiliates, be available for immediate sale in the public market upon issuance, unless such shares are subject to lock up agreements described above.



    Holders of approximately 882,942 shares of common stock issued in February 1999 upon the conversion of the convertible preferred stock have the right to cause Invitrogen to register the sale of such shares under the Securities Act. Registration of such shares under the Securities Act would generally result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. However, shares purchased by affiliates of Invitrogen would not be freely tradable. See "Risk Factors--Future Sales of Shares," "Management--Stock Option Plans," "Management--Employee Stock Ownership Plan," "Management--1998 Employee Stock Purchase Plan," and "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING


    Subject to the terms and conditions of an Underwriting Agreement, dated
            , 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC, U.S. Bancorp Piper Jaffray Inc. and Dain Rauscher Wessels have each agreed to purchase from Invitrogen and the selling stockholders the respective number of shares of common stock set forth opposite their names below.



                                                              NUMBER OF
UNDERWRITERS                                                    SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Hambrecht & Quist LLC.......................................
U.S. Bancorp Piper Jaffray Inc..............................
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................

                                                              ----------
    Total...................................................
                                                              ==========


    The Underwriting Agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to conditions set forth in the Underwriting Agreement. Except for shares covered by the over-allotment option described below, the underwriters are obligated to purchase and accept delivery of all the shares of common stock offered by this prospectus if any are purchased.

    The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers, including the
underwriters, at such price less a concession not in excess of   CENTS per
share. The underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of   CENTS per share. After the initial
offering of the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in this offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJDIRECT Inc. for sale to its brokerage account holders.

    The underwriters have an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price less underwriting discounts and commissions. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with the offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated in the preceding table.

    Invitrogen and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

    Each of Invitrogen, its executive officers and directors and certain stockholders of Invitrogen has agreed, subject to certain exceptions, not to:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock for a period of 90 days after the date of this prospectus without the prior written consent of DLJ.


    In addition, during such period, we have also agreed not to file any registration statement with respect to any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without DLJ's prior written consent. Each of our executive officers, directors and certain stockholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without DLJ's prior written consent.


    Other than in the United States, no action has been taken by Invitrogen, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

    In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot the offering, which would involve syndicate sales in excess of the offering size, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued any time.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for Invitrogen by Gray Cary Ware & Freidenrich LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, San Diego, California.

                                    EXPERTS


    The consolidated financial statements of Invitrogen Corporation as of December 31, 1998 and 1997 and for the three years in the period ended
December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


                             ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibits.

    IN ADDITION, WE FILE REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY DOCUMENT WE FILE AT THE SEC'S PUBLIC REFERENCE ROOMS IN WASHINGTON, D.C., NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. OUR SEC FILINGS ARE ALSO AVAILABLE TO THE PUBLIC ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

                             INVITROGEN CORPORATION

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
INVITROGEN CORPORATION
  AUDITED FINANCIAL STATEMENTS
    Report of Independent Public Accountants................     F-2
    Consolidated Balance Sheets as of December 31, 1998 and
     1997...................................................     F-3
    Consolidated Statements of Income for the Years Ended
     December 31, 1998, 1997
      and 1996..............................................     F-5
    Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1998, 1997 and 1996...........     F-6
    Consolidated Statements of Cash Flows for the Years
     Ended December 31, 1998, 1997
      and 1996..............................................     F-7
    Notes to Consolidated Financial Statements..............     F-8
  INTERIM FINANCIAL STATEMENTS (UNAUDITED)
    Interim Consolidated Balance Sheets as of September 30,
     1999 and December 31, 1998.............................    F-26
    Interim Consolidated Statements of Income for the Three
     Months and Nine Months ended September 30, 1999 and
     1998...................................................    F-27
    Interim Consolidated Statements of Cash Flows for the
     Nine Months ended
      September 30, 1999 and 1998...........................    F-28
    Notes to Interim Consolidated Financial Statements......    F-30

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Invitrogen Corporation:


    We have audited the accompanying consolidated balance sheets of Invitrogen Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invitrogen Corporation and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                          ARTHUR ANDERSEN LLP


San Diego, California
August 17, 1999

                    INVITROGEN CORPORATION AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS



                 (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)



                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997

                                     ASSETS

Current Assets:
  Cash and cash equivalents.................................  $ 2,316    $ 5,540
  Short-term investments....................................    4,214      3,777
  Accounts receivable, net of allowance for doubtful
    accounts of $266 and $306...............................    5,628      3,934
  Note receivable officer...................................      150         --
  Inventories...............................................    5,374      2,753
  Deferred income taxes.....................................      767        991
  Prepaid expenses and other current assets.................    1,294        629
                                                              -------    -------
    Total current assets....................................   19,743     17,624
Property and Equipment, net.................................   10,036      4,743
Intangible Assets, net......................................    1,708      1,152
Deferred income taxes.......................................      106         --
Other Assets................................................      457        428
                                                              -------    -------
    Total assets............................................  $32,050    $23,947
                                                              =======    =======



  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS



                 (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)



                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Note payable to bank......................................  $   779    $   963
  Current portion of long term obligations..................      995        529
  Accounts payable..........................................    3,106      1,911
  Accrued expenses..........................................    2,836      1,895
  Income taxes payable......................................      802        499
                                                              -------    -------
    Total current liabilities...............................    8,518      5,797
                                                              -------    -------
Long term obligations.......................................    1,116        628
                                                              -------    -------

Commitments and contingencies

Non-voting Redeemable Common Stock of Invitrogen B.V;
  Subsidiary common stock, 66,000 shares authorized and
  18,000 issued; final liquidation value of $1,507 (NLG
  3,150)....................................................    1,599      1,295
                                                              -------    -------

Convertible Redeemable Preferred Stock; $0.01 par value,
  2,202,942 shares authorized; 2,202,942 shares issued and
  outstanding on December 31, 1998 and 1997; 6% redeemable
  convertible, converted subsequent to December 31, 1998
  (see Note 14).............................................   16,141     15,242
                                                              -------    -------

Stockholders' Equity:
  Common stock; $0.01 par value, 50,000,000 shares
    authorized; 9,948,035 and 9,949,230 shares issued and
    outstanding at December 31, 1998 and 1997,
    respectively............................................      100        100
  Additional paid-in-capital................................    4,705      3,757
  Deferred compensation.....................................     (962)      (495)
  Value of common stock designated pursuant to Employee
    Stock
    Ownership Plan..........................................      100        100
  Foreign currency translation adjustment...................      (40)      (124)
  Retained earnings (deficit)...............................      773     (2,353)
                                                              -------    -------
    Total stockholders' equity..............................    4,676        985
                                                              -------    -------
    Total liabilities and stockholders' equity..............  $32,050    $23,947
                                                              =======    =======



   The accompanying notes are an integral part of these consolidated balance sheets.

                    INVITROGEN CORPORATION AND SUBSIDIARIES



                       CONSOLIDATED STATEMENTS OF INCOME



                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                1998          1997          1996
Revenues....................................................  $53,660       $ 41,182      $32,556
Cost of Revenues............................................   19,191         15,958       12,094
                                                              -------       --------      -------
  Gross margin..............................................   34,469         25,224       20,462
                                                              -------       --------      -------

Operating Expenses:
  Sales and marketing.......................................   11,352          8,305        6,563
  General and administrative................................    8,091          7,312        6,291
  Research and development..................................    8,603          5,918        3,882
                                                              -------       --------      -------
    Total operating expenses................................   28,046         21,535       16,736
                                                              -------       --------      -------
    Income from operations..................................    6,423          3,689        3,726
                                                              -------       --------      -------

Other Income (Expense):
  Net gains on foreign currency transactions................       25            145          172
  Interest and other expense................................     (249)          (242)        (218)
  Interest and other income.................................      441            214           74
                                                              -------       --------      -------
                                                                  217            117           28
                                                              -------       --------      -------

Income before provision for income taxes....................    6,640          3,806        3,754
Provision for income taxes..................................    2,410          1,371        1,418
                                                              -------       --------      -------
Net income..................................................    4,230          2,435        2,336

  Less: Preferred stock dividends...........................     (900)          (475)          --
      Accretion of non-voting redeemable common stock.......     (204)          (175)        (171)
      Adjustment to beneficial conversion feature related to
        convertible preferred stock.........................       --        (15,000)          --
                                                              -------       --------      -------

    Income (loss) available to common stockholders..........  $ 3,126       $(13,215)     $ 2,165
                                                              =======       ========      =======

Earnings (loss) per share:
  Basic.....................................................  $  0.26       $  (1.15)     $  0.20
                                                              =======       ========      =======
  Diluted...................................................  $  0.23       $  (1.15)     $  0.17
                                                              =======       ========      =======
Weighted average shares used in per share calculation:
  Basic.....................................................   12,152         11,461       10,831
  Diluted...................................................   13,883         11,461       12,554



  The accompanying notes are an integral part of these consolidated financial statements.

                     INVITROGEN COPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                                                    COMMON STOCK
                                                                                           ------------------------------
                                                                        COMMON STOCK            SERIES A         SERIES B
                                                                     -------------------   -------------------   --------
                                                                      SHARES     AMOUNT     SHARES     AMOUNT     SHARES
       Balance at December 31, 1995................................    2,464      $ 25       7,143      $ --       1,188
       Issuance of common stock pursuant to Employee Stock
         Ownership Plan............................................       --        --         111        --          --
       Value of common stock designated pursuant to Employee Stock
         Ownership Plan............................................       --        --          --        --          --
       Exercise of stock options...................................       --        --          70        --          --
       Repurchase of common stock..................................     (974)      (10)        (98)       --          --
       Issuance of common stock to acquire subsidiary..............       58         1          --        --          --
       Accretion of redemption value over stated value on
         subsidiary common stock issued to NOM.....................       --        --          --        --          --
       Conversion of convertible preferred stock...................      974        10          --        --          --
       Foreign currency translation adjustment.....................       --        --          --        --          --
       Net income..................................................       --        --          --        --          --
                                                                      ------      ----      ------      ----      ------
         Balance at December 31, 1996..............................    2,522        26       7,226        --       1,188
       Recapitalization of stock...................................    8,414        84      (7,226)       --      (1,188)
       Issuance of common stock pursuant to Employee Stock
         Ownership Plan............................................       23        --          --        --          --
       Value of common stock designated pursuant to Employee Stock
         Ownership Plan............................................       --        --          --        --          --
       Deferred compensation.......................................       --        --          --        --          --
       Amortization of deferred compensation expense...............       --        --          --        --          --
       Exercise of stock options...................................      179         2          --        --          --
       Repurchase of common stock..................................      (87)       (1)         --        --          --
       Repurchase of common stock under stock purchase agreement...   (1,102)      (11)         --        --          --
       Beneficial conversion feature related to convertible
         preferred stock...........................................       --        --          --        --          --
       Accretion of beneficial conversion feature related to
         convertible preferred stock...............................       --        --          --        --          --
       Preferred stock dividends declared and accretion of
         redemption value over stated value on subsidiary common
         stock issued to NOM.......................................       --        --          --        --          --
       Foreign currency translation adjustment.....................       --        --          --        --          --
       Net income..................................................       --        --          --        --          --
                                                                      ------      ----      ------      ----      ------
         Balance at December 31, 1997..............................    9,949       100          --        --          --
       Issuance of common stock pursuant to Employee Stock
         Ownership Plan............................................       13        --          --        --          --
       Value of common stock designated pursuant to Employee Stock
         Ownership Plan............................................       --        --          --        --          --
       Deferred compensation.......................................       --        --          --        --          --
       Amortization of deferred compensation expense...............       --        --          --        --          --
       Exercise of stock options...................................       20        --          --        --          --
       Tax effect of exercise of stock options.....................       --        --          --        --          --
       Repurchase of common stock..................................      (34)       --          --        --          --
       Issuance of stock options to acquire MorphaGen, Inc.........       --        --          --        --          --
       Preferred stock dividends declared and accretion of
         redemption value over stated value on subsidiary common
         stock issued to NOM.......................................       --        --          --        --          --
       Foreign currency translation adjustment.....................       --        --          --        --          --
       Net income..................................................       --        --          --        --          --
                                                                      ------      ----      ------      ----      ------
         Balance at December 31, 1998..............................    9,948      $100          --      $ --          --
                                                                      ======      ====      ======      ====      ======

                                                                        COMMON STOCK
                                                                        ----------                                  EMPLOYEE
                                                                   ERIES B
                                                                        ----------    PAID-IN       DEFERRED          PLAN
                                                                           AMOUNT     CAPITAL     COMPENSATION    CONTRIBUTION
       Balance at December 31, 1995................................         $ --      $  1,554        $  --          $ 199
       Issuance of common stock pursuant to Employee Stock
         Ownership Plan............................................           --           199           --           (199)
       Value of common stock designated pursuant to Employee Stock
         Ownership Plan............................................           --            --           --            100
       Exercise of stock options...................................           --            68           --             --
       Repurchase of common stock..................................           --          (202)          --             --
       Issuance of common stock to acquire subsidiary..............           --           189           --             --
       Accretion of redemption value over stated value on
         subsidiary common stock issued to NOM.....................           --            --           --             --
       Conversion of convertible preferred stock...................           --         2,548           --             --
       Foreign currency translation adjustment.....................           --            --           --             --
       Net income..................................................           --            --           --             --
                                                                            ----      --------        -----          -----
         Balance at December 31, 1996..............................           --         4,356           --            100

       Recapitalization of stock...................................           --           (84)          --             --
       Issuance of common stock pursuant to Employee Stock
         Ownership Plan............................................           --           100           --           (100)
       Value of common stock designated pursuant to Employee Stock
         Ownership Plan............................................           --            --           --            100
       Deferred compensation.......................................           --           664         (664)            --
       Amortization of deferred compensation expense...............           --            --          169             --
       Exercise of stock options...................................           --           158           --             --
       Repurchase of common stock..................................           --          (333)          --             --
       Repurchase of common stock under stock purchase agreement...           --        (1,104)          --             --
       Beneficial conversion feature related to convertible
         preferred stock...........................................           --        15,000           --             --
       Accretion of beneficial conversion feature related to
         convertible preferred stock...............................           --       (15,000)          --             --
       Preferred stock dividends declared and accretion of
         redemption value over stated value on subsidiary common
         stock issued to NOM.......................................           --            --           --             --
       Foreign currency translation adjustment.....................           --            --           --             --
       Net income..................................................           --            --           --             --
                                                                            ----      --------        -----          -----
         Balance at December 31, 1997..............................           --         3,757         (495)           100

       Issuance of common stock pursuant to Employee Stock
         Ownership Plan............................................           --           100           --           (100)
       Value of common stock designated pursuant to Employee Stock
         Ownership Plan............................................           --            --           --            100
       Deferred compensation.......................................           --           683         (683)            --
       Amortization of deferred compensation expense...............           --            --          216             --
       Exercise of stock options...................................           --            30           --             --
       Tax effect of exercise of stock options.....................           --           138           --             --
       Repurchase of common stock..................................           --          (150)          --             --
       Issuance of stock options to acquire MorphaGen, Inc.........           --           147           --             --
       Preferred stock dividends declared and accretion of
         redemption value over stated value on subsidiary common
         stock issued to NOM.......................................           --            --           --             --
       Foreign currency translation adjustment.....................           --            --           --             --
       Net income..................................................           --            --           --             --
                                                                            ----      --------        -----          -----
         Balance at December 31, 1998..............................         $ --      $  4,705        $(962)         $ 100
                                                                            ====      ========        =====          =====


                                                                       FOREIGN     RETAINED
                                                                      CURRENCY     EARNINGS    STOCKHOLDERS'   COMPREHENSIVE
                                                                     TRANSLATION   (DEFICIT)      EQUITY           INCOME
       Balance at December 31, 1995................................     $  57       $ 2,264      $  4,099          $   --
       Issuance of common stock pursuant to Employee Stock
         Ownership Plan............................................        --            --            --              --
       Value of common stock designated pursuant to Employee Stock
         Ownership Plan............................................        --            --           100              --
       Exercise of stock options...................................        --            --            68              --
       Repurchase of common stock..................................        --        (2,182)       (2,394)             --
       Issuance of common stock to acquire subsidiary..............        --            --           190              --
       Accretion of redemption value over stated value on
         subsidiary common stock issued to NOM.....................        --          (171)         (171)             --
       Conversion of convertible preferred stock...................        --            --         2,558              --
       Foreign currency translation adjustment.....................       (86)           --           (86)            (86)
       Net income..................................................        --         2,336         2,336           2,336
                                                                        -----       -------      --------          ------
         Balance at December 31, 1996..............................       (29)        2,247         6,700          $2,250
                                                                                                                   ======
       Recapitalization of stock...................................        --            --            --              --
       Issuance of common stock pursuant to Employee Stock
         Ownership Plan............................................        --            --            --              --
       Value of common stock designated pursuant to Employee Stock
         Ownership Plan............................................        --            --           100              --
       Deferred compensation.......................................        --            --            --              --
       Amortization of deferred compensation expense...............        --            --           169              --
       Exercise of stock options...................................        --            --           160              --
       Repurchase of common stock..................................        --            --          (334)             --
       Repurchase of common stock under stock purchase agreement...        --        (6,385)       (7,500)             --
       Beneficial conversion feature related to convertible
         preferred stock...........................................        --            --        15,000              --
       Accretion of beneficial conversion feature related to
         convertible preferred stock...............................        --            --       (15,000)             --
       Preferred stock dividends declared and accretion of
         redemption value over stated value on subsidiary common
         stock issued to NOM.......................................        --          (650)         (650)             --
       Foreign currency translation adjustment.....................       (95)           --           (95)            (95)
       Net income..................................................        --         2,435         2,435           2,435
                                                                        -----       -------      --------          ------
         Balance at December 31, 1997..............................      (124)       (2,353)          985          $2,340
                                                                                                                   ======
       Issuance of common stock pursuant to Employee Stock
         Ownership Plan............................................        --            --            --              --
       Value of common stock designated pursuant to Employee Stock
         Ownership Plan............................................        --            --           100              --
       Deferred compensation.......................................        --            --            --              --
       Amortization of deferred compensation expense...............        --            --           216              --
       Exercise of stock options...................................        --            --            30              --
       Tax effect of exercise of stock options.....................        --            --           138              --
       Repurchase of common stock..................................        --            --          (150)             --
       Issuance of stock options to acquire MorphaGen, Inc.........        --            --           147              --
       Preferred stock dividends declared and accretion of
         redemption value over stated value on subsidiary common
         stock issued to NOM.......................................        --        (1,104)       (1,104)             --
       Foreign currency translation adjustment.....................        84            --            84              84
       Net income..................................................        --         4,230         4,230           4,230
                                                                        -----       -------      --------          ------
         Balance at December 31, 1998..............................     $ (40)      $   773      $  4,676          $4,314
                                                                        =====       =======      ========          ======



  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                             (DOLLARS IN THOUSANDS)



                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 4,230    $ 2,435    $ 2,336
  Adjustments to reconcile net income to net cash provided
    by operating activities:
  Depreciation and amortization.............................    1,957      1,345      1,180
  Amortization of deferred compensation.....................      216        169         --
  Employee stock ownership plan contribution................      100        100        100
  Deferred income taxes.....................................      118       (578)      (143)
  Non-cash write-off of investments.........................       --        330         --
  Other non-cash adjustments................................       26        161         62
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (1,690)      (773)      (317)
    Inventories.............................................   (2,120)        80       (997)
    Prepaid expenses and other current assets...............     (665)      (170)       (62)
    Other assets............................................     (179)      (265)        40
    Accounts payable........................................    1,190        745        304
    Accrued expenses........................................      951        233        521
    Income taxes payable....................................      442       (295)       535
                                                              -------    -------    -------
      Net cash provided by operating activities.............    4,576      3,517      3,559
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Change in short term investments..........................     (438)    (3,777)        --
  Advance made on note receivable from officer..............       --         --       (150)
  Payment received on note receivable from officer..........       --        415        125
  Purchases of property and equipment.......................   (7,120)    (2,697)    (1,596)
  Payments for intangible assets............................     (576)      (249)      (456)
  Investment in related party...............................       --       (500)        --
                                                              -------    -------    -------
      Net cash used in investing activities.................   (8,134)    (6,808)    (2,077)
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances (principal payments) on lines of credit, net.....     (184)       638       (105)
  Proceeds from long term obligations.......................    1,300        361         --
  Principal payments on long term obligations...............     (845)      (586)      (733)
  Proceeds from sale of preferred stock.....................       --     14,766         --
  Proceeds from sale of common stock........................       30        161        405
  Repurchase of common stock................................     (150)    (7,834)      (174)
                                                              -------    -------    -------
      Net cash provided by (used in) financing activities...      151      7,506       (607)
  Effect of exchange rate changes on cash...................      183       (105)       (94)
                                                              -------    -------    -------
      Net increase (decrease) in cash and cash
       equivalents..........................................   (3,224)     4,110        781
  Cash and cash equivalents, beginning of period............    5,540      1,430        649
                                                              -------    -------    -------
  Cash and cash equivalents, end of period..................  $ 2,316    $ 5,540    $ 1,430
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................  $   253    $   236    $   212
                                                              =======    =======    =======
  Cash paid for income taxes................................  $ 1,466    $ 1,604    $   468
                                                              =======    =======    =======
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Converted deposit to note receivable-officer..............  $   150    $    --    $    --
                                                              =======    =======    =======
  Preferred dividends declared..............................  $   900    $   475    $    --
                                                              =======    =======    =======
  Accretion of redemption value for redeemable common
    stock...................................................  $   204    $   175    $   171
                                                              =======    =======    =======
  Options issued for assets of MorphaGen, Inc...............  $   147    $    --    $    --
                                                              =======    =======    =======
  Note issued for Serva product line assets acquired........  $   500    $    --    $    --
                                                              =======    =======    =======
  Deferred compensation.....................................  $   683    $   664    $    --
                                                              =======    =======    =======
  Accretion of beneficial conversion feature of convertible
    preferred stock.........................................  $    --    $15,000    $    --
                                                              =======    =======    =======
  Notes issued to former officer/stockholder for release and
    settlement agreement and covenant not to compete........  $    --    $    --    $   524
                                                              =======    =======    =======



  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                     AS OF DECEMBER 31, 1998, 1997 AND 1996



1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



BUSINESS ACTIVITY



    Invitrogen Corporation (the "Company") was incorporated in the state of California on September 29, 1989. The Company operates in one business segment which develops, manufactures and sells products designed to facilitate molecular biology research. The Company sells its products to researchers at universities, corporations, and research institutions throughout North America, the Pacific Rim and Europe. In 1997, the Company changed its state of incorporation to Delaware. In connection with the Company's recapitalization, all of the Series A common stock and Series B common stock of the former California corporation were converted to the common stock of the new Delaware corporation; accordingly, Series A common stock and Series B common stock ceased to exist (see Note 3).



    On August 17, 1999, the Company consummated a merger with NOVEX, in a stock-for-stock transaction (see Note 2). NOVEX, formerly known as Novel Experimental Technology, a California corporation, was incorporated on April 5, 1989. NOVEX manufactures protein and nucleic acid electrophoresis gels and related equipment, solutions, standards, and fine chemicals, primarily for use in research laboratories. This transaction has been accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to combine the financial results of Invitrogen and NOVEX.



PRINCIPLES OF CONSOLIDATION



    The consolidated financial statements include the accounts of the Company and its 100% controlled subsidiaries, Invitrogen B.V., which commenced operations in The Netherlands in April 1993, NOVEX Electrophoresis GmbH (formerly known as Anamed GmbH), which commended operations in Germany in December 1992, Serva GmbH, incorporated in Germany in May 1998, Invitrogen Export Company, Ltd., a foreign sales corporation incorporated in 1996 and NOVEX International Sales Corporation, incorporated in February 1997. All significant intercompany accounts and transactions have been eliminated in consolidation.



CONCENTRATIONS OF RISKS



REVENUES (EXCLUSIVE OF GRANTS AND ROYALTIES)



    Revenues were earned from sales to customers in the following geographic regions for the years ended December 31:



(IN THOUSANDS)                                       1998       1997       1996
North America....................................  $34,171    $28,893    $23,939
Europe...........................................   15,157      8,967      6,226
Pacific Rim......................................    2,928      2,482      1,811
Other............................................      180        169        145
                                                   -------    -------    -------
  Total revenue..................................  $52,436    $40,511    $32,121
                                                   =======    =======    =======



    Certain countries in the Pacific Rim have recently been experiencing significant volatility in their currencies. While the Company sells principally in U.S. dollars to customers in these countries, the volatility in the countries' currencies may have an adverse impact on the Company's revenue and profit

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


in the future. The Company did not have any material accounts receivable from customers in this region in any of the years presented.



CUSTOMERS



    Approximately $15.7 million, $12.8 million and $10.5 million, or 29%, 31% and 32% of the Company's revenues during the years ended December 31, 1998, 1997, and 1996, respectively, were derived from university and research institutions which management believes are, to some degree, directly or indirectly supported by the U.S. Government. A change in current research fundings, particularly with respect to the National Institutes of Health, may have an adverse impact on the Company's future results of operations.



REVENUE RECOGNITION



    Revenues from product sales are recognized upon shipment to the customer. The Company does not receive material upfront fees; those that are received are deferred and recognized upon shipment to the customers. Grant revenue is recorded as earned, as defined within the specific agreements and is not refundable. Grant revenue was $649,000, $671,000 and $435,000 in 1998, 1997 and
1996, respectively. Cost of grant revenue is included in research and development.



    Royalty revenue is recognized when earned, generally upon the receipt of cash, and is not refundable.



CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS



    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 1998 and 1997 consist primarily of commercial paper. All other investments are classified as held to maturity short-term investments and consist of commercial paper and mature through June 1, 1999. Short term investments are carried at cost.



INVENTORIES



    Inventories are stated at lower of cost (first-in, first-out method) or market. The Company reviews the components of its inventory on a quarterly basis for excess, obsolete and impaired inventory and makes appropriate dispositions as obsolete stock is identified.



PROPERTY AND EQUIPMENT



    Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (3 to 39 years) using the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Maintenance and repairs are charged to operations as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


INTANGIBLE ASSETS



    Intangible assets, representing primarily patents and license agreements, are recorded at cost and amortized on a straight-line basis over estimated useful lives of 5 to 17 years. The excess of cost over the fair value of the net tangible assets purchased (goodwill) arose from the Company's acquisition of its wholly-owned subsidiary, NOVEX Electrophoresis GmbH, and is being amortized over ten years.



LONG-LIVED ASSETS



    The Company has adopted Statement of Financial Accounting Standards
No. 121, "Accounting for the Impairment of Long-Lived Assets". The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of its long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate income from operations and positive cash flow in future periods as well as the strategic significance of any intangible asset in the Company's business objectives.



RESEARCH AND DEVELOPMENT COSTS



    All research and development costs are charged to operations as incurred.



INCOME TAXES



    The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Statement Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.



FOREIGN CURRENCY TRANSLATION



    The balance sheet accounts of the Company's foreign operations are translated from their respective foreign currencies into U.S. dollars at the exchange rate in effect at the balance sheet date and revenue and expense accounts are translated using an average exchange rate during the period of recognition. The effects of translation are recorded as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies are recorded using the actual exchange differences on the date of the transaction and are included in the Consolidated Statements of Income.



FAIR VALUE OF FINANCIAL INSTRUMENTS



    The carrying amounts of all financial instruments such as foreign cash accounts, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value because of the

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


short maturity of these items. The Company believes the carrying amounts of the Company's note receivable from officer, line of credit and obligations under capital leases approximate fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates.



COMPUTATION OF EARNINGS PER SHARE



    The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 requires companies to compute basic and diluted per share data for all periods for which an income statement is presented. Basic earnings per share was computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if the income were divided by the weighted-average number of common shares and potential common shares from outstanding stock options. Potential common shares were calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options. Diluted earnings per share does not consider the impact of the conversion of outstanding redeemable convertible preferred stock as its inclusion would be anti-dilutive for all periods presented. Potentially dilutive securities are not considered in the calculation of net loss per share as their impact would be antidilutive.



COMPREHENSIVE INCOME



    The Company has implemented Statement of Financial Accounting Standards
No. 130 "Comprehensive Income". This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accordingly, in addition to reporting net income under the current rules, the Company is required to display the impact of any fluctuations in its foreign currency translation adjustments as a component of comprehensive income and to display an amount representing total comprehensive income for each period presented.



USE OF ESTIMATES



    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



RECENT ACCOUNTING PRONOUNCEMENTS



    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. The adoption by the Company of SOP 98-1 on January 1, 1999 did not have a material impact on the Company's financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This Statement of Position provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs be expensed as incurred. The adoption by the Company of SOP 98-5 on January 1, 1999 did not have a material impact on the Company's financial statements.



    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative--which focused on freestanding contracts such as options and forwards (including futures and swaps)--expanding it to include embedded derivatives and many commodity contracts. Under the Statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. During June 1999, the FASB issued SFAS
No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133." The Statement defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of SFAS No. 133 will have a material impact on its financial position or results of operations.



    The Company has adopted Statement of Financial Accounting Standards
No. 131, "Disclosures about Segments of an Enterprise and Related Information" and, as explained above, has determined that it operates in one business segment dedicated to molecular biology research.



2. BUSINESS COMBINATIONS



NOVEX MERGER



    On August 17, 1999, the Company consummated a merger with NOVEX, in a stock-for-stock transaction. NOVEX manufactures protein and nucleic acid electrophoresis gels and related equipment, solutions, standards, and fine chemicals, primarily for use in research laboratories.



    Invitrogen issued 2,530,124 shares of common stock in exchange for all the outstanding shares of NOVEX stock based on an exchange ratio of approximately
 .23188 shares of Invitrogen common stock for each share of NOVEX common stock. Invitrogen also assumed and exchanged all options to purchase NOVEX common stock for options to purchase 469,678 shares of Invitrogen common stock. The merger is intended to qualify as a tax-free reorganization and has been accounted for as a pooling of interests. Costs incurred as a result of the merger and related integration are expected to be $4.4 million and are subject to change. These costs were expensed in August 1999, after the merger was completed.



    Prior to the merger, NOVEX used a fiscal year ending March 31. In order to report the combined results on a consistent basis, NOVEX's fiscal years have been recast to a twelve-month period ended December 31, for all periods presented. These recast results have been combined with the corresponding fiscal years ended December 31, 1998, 1997 and 1996, of Invitrogen to arrive at the financial information presented. The combined results of operations of Invitrogen and NOVEX are presented as if the merger had occurred at the beginning of the periods presented.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



2. BUSINESS COMBINATIONS (CONTINUED)


SERVA ACQUISITION



    In May 1998, the Company purchased the assets of the Serva product line from Boehringer Ingleheim Bioproducts Partnership ("Boehringer Ingelheim") in Heidelberg, Germany. The purchase price was $1.5 million comprised of $0.8 million in cash, acquisition costs of $0.2 million, and a promissory note for $0.5 million. The assets acquired include inventory and property with an estimated fair value of $1.5 million. Revenues, expenses and acquired assets relating to this product line are included in the consolidated financial statements from the date of acquisition



3. RELATED PARTY TRANSACTIONS



NOTE RECEIVABLE-OFFICER



    The Company holds a note receivable of $150,000 from an officer of the Company. The promissory note originated in December 1998, is collateralized by 16,000 shares of common stock of the Company, bears annual interest of
6.5 percent and is due in full on December 31, 1999.



RELEASE AND SETTLEMENT AGREEMENT



    In January 1996, the Company executed a release and settlement agreement with a former major stockholder and officer of NOVEX for an alleged breach of contract and wrongful termination claim. As consideration for execution of the agreement, the former stockholder and officer received $75,000 in legal fees incurred and a $300,000 non-interest bearing promissory note which was paid in full in January 1999. The agreement included a covenant not-to-compete for a period of 24 months which was fully amortized and paid in full in January 1998.



INVESTMENT IN MORPHAGEN, INC.



    In February 1997, the Company entered into an agreement with MorphaGen, Inc., a start-up company, for an initial investment of $500,000 in exchange for 109,850 shares of Series A Preferred Stock of MorphaGen, Inc. The president of MorphaGen, Inc. is the spouse of a member of the board of directors of the Company. On November 3, 1998, the Company acquired all of the outstanding common stock of MorphaGen, Inc. which the Company did not already own for 50,000 options to purchase company stock at $8.50 per share. In connection with this acquisition, the Company recorded $147,000 as additional paid-in capital representing the estimated fair value of the options issued.



COMMON STOCK



    In connection with the Company's recapitalization in 1997, all of the Series A common stock and Series B common stock of the former California corporation were converted to the common stock of the new Delaware corporation; accordingly, Series A common stock and Series B common stock ceased to exist.



    SERIES A. All outstanding shares of Series A common stock were issued to founders, directors, employees or consultants of the Company pursuant to agreements which entitles the Company to repurchase the shares at the current market value in the event of termination of employment.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



3. RELATED PARTY TRANSACTIONS (CONTINUED)


    SERIES B. All outstanding shares of Series B common stock were issued to the president and majority stockholder of the Company. The Series B common stock has the same rights, preferences, privileges and restrictions of Series A common stock except the Series B shares may not vote in the election of directors of the Company. In 1997, the Company converted all the outstanding Series B common stock to Series A common stock on a one to one basis.



4. INVENTORIES



    Inventories include material, labor and overhead costs and consist of the following at December 31:



(IN THOUSANDS)                                                1998       1997
Raw materials and components..............................  $ 1,610    $   649
Work in process...........................................    1,118        717
Finished goods............................................    2,646      1,387
                                                            -------    -------
                                                            $ 5,374    $ 2,753
                                                            =======    =======



5. PROPERTY AND EQUIPMENT



    Property and equipment consist of the following at December 31:



(IN THOUSANDS)                                                1998       1997
Land......................................................  $   216    $    --
Building..................................................    1,629         --
Machinery and equipment...................................   12,215      7,348
Leasehold improvements....................................    1,516      1,000
Construction in process...................................      302        455
                                                            -------    -------
                                                             15,878      8,803
Accumulated depreciation and amortization.................   (5,842)    (4,060)
                                                            -------    -------
                                                            $10,036    $ 4,743
                                                            =======    =======



6. INTANGIBLE ASSETS



    Intangible assets consist of the following at December 31:



(IN THOUSANDS)                                                1998       1997
Licensing agreements (see Note 8).........................  $   984    $   574
Patents and trademarks....................................      848        609
Goodwill..................................................      156        156
Covenant not to compete...................................       --        268
Other.....................................................       49         10
                                                            -------    -------
                                                              2,037      1,617
Accumulated amortization..................................     (329)      (465)
                                                            -------    -------
                                                            $ 1,708    $ 1,152
                                                            =======    =======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



7. ACCRUED EXPENSES



    Accrued expenses consist of the following at December 31:



(IN THOUSANDS)                                                1998       1997
Accrued purchases.........................................  $   678    $   240
Accrued payroll and related expenses......................    1,148      1,006
Accrued ESOP contribution.................................      254        213
Accrued other.............................................      756        436
                                                            -------    -------
                                                            $ 2,836    $ 1,895
                                                            =======    =======



8. LICENSING AGREEMENTS



    The Company manufactures and sells certain products under several licensing agreements. The agreements require royalty payments based upon various percentages of sales or profits from the products. Terms of the agreements range from five to ten years and initial costs are amortized over their terms using the straight-line method. Total royalties paid under the agreements were approximately $996,000, $815,000, and $444,000 for the years ended December 31, 1998, 1997 and 1996, respectively.



    Certain of the licensing agreements require guaranteed minimum annual royalty payments, to maintain exclusively. Future minimum guaranteed royalties at December 31, 1998 are as follows:



(IN THOUSANDS)
Years Ending December 31,
1999........................................................  $   877
2000........................................................    1,174
2001........................................................    1,501
2002........................................................    1,391
2003........................................................    1,520
                                                              -------
                                                              $ 6,463
                                                              =======



    The Company has a minimum purchase commitment with a vendor, which requires annual purchases of approximately $1 million to maintain preferential pricing.



9. LINES OF CREDIT



    In June 1999 the Company reduced its available line of credit from $10 million to $3 million. The credit facility bears interest at the bank's Libor rate (5.75% at December 31, 1998) plus 2% or the bank's prime rate. The line of credit expires on October 1, 2001. No amounts were outstanding on this credit facility at December 31, 1998. The line of credit agreement contains various normal and customary financial covenants, which the Company was in compliance with for all periods presented.



    The Company has available an additional credit facility from a bank, which provides a revolving line of credit for advances up to $1.2 million and bears interest at the bank's prime lending rate (7.75% at December 31, 1998) plus 1.0%. At December 31, 1998, $421,000 was available for advances and a balance of $779,000 was outstanding on this revolving line of credit. The credit facility expires in

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



9. LINES OF CREDIT (CONTINUED)


August 2000. The line is collateralized by assets with a net book value of $9.2 million at December 31, 1998.



10. LONG TERM OBLIGATIONS



    The Company leases certain equipment under capital leases which are personally guaranteed by the Company's principal stockholders, are due in aggregate monthly installments of $32,000 and mature at various dates through November 2001. Property and equipment at December 31, 1998 and 1997, include approximately $498,000 and $595,000, respectively, of equipment under capital leases which have been capitalized. Accumulated depreciation for such equipment was approximately $100,000 and $347,000 at December 31, 1998 and 1997, respectively.



    Long term Obligations consist of the following at December 31:



(IN THOUSANDS)                                                  1998       1997
Note Payable to bank, payable in 60 installments of $22 plus interest through May 11, 2003, with interest at prime
  (7.75% at December 31, 1998) plus 1.75%, collateralized by assets with a net book value of $9.2 million at
  December 31, 1998.........................................   $1,148     $   --
Note payable to Boehringer Ingelheim, payable $500 plus
  interest on December 31, 1999, with interest at 8%,
  supported by a stand-by letter of credit with the bank....      500         --
Note payable to the Company's landlord, bearing interest at
  12% due in monthly installments of $11 through
  October 1, 2000...........................................      208        311
Notes payable to German bank, payable in monthly
  installments of $5 through October 2001, collateralized by certain assets of the company with a net book value
  totaling $133 at December 31, 1998........................       94         98
Unsecured note payable to a former stockholder, payable in
  12 equal quarterly installments of $25 each through
  January 19, 1999, at an imputed interest rate of 10.25%,
  personally guaranteed by a stockholder of the company.....       24        116
Note payable to bank, payable in 48 installments of $6 plus
  interest through August 15, 1999, with interest at prime
  plus 2%, collateralized by accounts receivable,
  inventories, equipment and intangibles, outstanding
  balance prepaid during 1998 at the election of the
  Company...................................................       --        125
Note payable to bank, payable in 48 installments of $5 plus
  interest through August 15, 2001, with interest at prime
  plus 1%, collateralized by accounts receivable,
  inventories, equipment and intangibles, outstanding
  balance pre-paid during 1998 at the election of the
  Company...................................................       --        207
Unsecured note payable to a former stockholder, payable in 8 equal quarterly installments of $38 each through
  January 19, 1998, at an imputed interest rate of 10.25%,
  personally guaranteed by a stockholder of the company.....       --         36
Capital leases..............................................      137        264
                                                               ------     ------
                                                                2,111      1,157
Less current maturities.....................................     (995)      (529)
                                                               ------     ------
                                                               $1,116     $  628
                                                               ======     ======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



10. LONG TERM OBLIGATIONS (CONTINUED)


    Maturities of long term obligations at December 31, 1999 are as follows:



(IN THOUSANDS)
Years Ending December 31,
1999........................................................   $  995
2000........................................................      446
2001........................................................      302
2002........................................................      260
2003........................................................      108
                                                               ------
                                                               $2,111
                                                               ======



11. INCOME TAXES



    Significant components of the Company's deferred tax assets and liabilities are as follows at December 31:



(IN THOUSANDS)                                                  1998       1997
Deferred tax assets:
  Various accruals..........................................    $675      $  780
  Net operating loss carryforwards..........................      --          91
  State taxes...............................................      91          93
  Depreciation and amortization.............................      --          61
  Other.....................................................     121          46
                                                                ----      ------
Total deferred tax assets...................................     887       1,071
Deferred tax Liabilities:
  Valuation allowance.......................................      --         (80)
  Depreciation and amortization.............................     (14)         --
                                                                ----      ------
Net deferred tax assets.....................................    $873      $  991
                                                                ====      ======



    Income before income taxes includes the following components for the years ended December 31:



(IN THOUSANDS)                                          1998       1997       1996
United States.......................................   $5,528     $3,065     $2,283
Foreign.............................................    1,112        741      1,471
                                                       ------     ------     ------
                                                       $6,640     $3,806     $3,754
                                                       ======     ======     ======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



11. INCOME TAXES (CONTINUED)


    The provision for income taxes consists of the following for the years ended December 31:



(IN THOUSANDS)                                          1998       1997       1996
Current:
  Federal...........................................   $1,587     $1,285     $1,021
  State.............................................      363        329        120
  Foreign...........................................      342        334        462
                                                       ------     ------     ------
Total current provision.............................    2,292      1,948      1,603
Deferred:
  Federal...........................................      100       (433)      (131)
  State.............................................       18       (144)       (54)
                                                       ------     ------     ------
Total deferred provision............................      118       (577)      (185)
                                                       ------     ------     ------
Total provision.....................................   $2,410     $1,371     $1,418
                                                       ======     ======     ======



    The difference between the provision for income taxes and the amounts that would be obtained by applying the Federal statutory rate to income before income taxes relates primarily to the utilization of certain tax credit and net operating loss carryforwards.



    The provision for income taxes differs from the amount computed by applying the federal statutory rate to the Company's income before provision for income taxes as follows for the years ended December 31:



(IN THOUSANDS)                                          1998       1997       1996
Federal tax provision at statutory rate.............   $2,258     $1,294     $1,276
State tax, net of federal benefit...................      398        228        225
Foreign Sales Corporation Benefit...................      (74)       (39)        --
Research and development and other credits..........     (323)      (197)        --
Change in valuation allowance.......................      (80)        26         54
Other...............................................      231         59       (137)
                                                       ------     ------     ------
Provision for income taxes..........................   $2,410     $1,371     $1,418
                                                       ======     ======     ======



    The tax benefit associated with the disqualifying dispositions by employees of shares issued in the Company's stock options plans reduced taxes payable by $138,000 for 1998. This benefit has been reflected as additional paid-in capital in the accompanying statement of stockholders' equity.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



12. COMMITMENTS AND CONTINGENCIES



OPERATING LEASES



    The Company leases certain equipment and its office and manufacturing facilities under operating leases which expire through February 2007. Three facility leases provide for specific escalating rental payments. Rent expense under all operating leases was $1.3 million, $1.0 million and $.6 million for the years ended December 31, 1998, 1997 and 1996, respectively.



    Future minimum lease commitments for operating leases at December 31, 1998 are as follows:



(IN THOUSANDS)
Years Ending December 31,
1999........................................................   $1,113
2000........................................................      993
2001........................................................      666
2002........................................................      521
2003........................................................      542
Thereafter..................................................    1,759
                                                               ------
  Total minimum lease payments..............................   $5,594
                                                               ======



LITIGATION



    The Company and its subsidiaries are subject to claims and from time to time are named as defendants in legal proceedings. In the opinion of management, the amount of ultimate liability, if any, with respect to those actions will not materially affect the financial position or results of operations of the Company.



HEDGING



    At December 31, 1998 the Company had outstanding put options to sell
1.2 million pounds sterling at $1.63 per pound. Additionally, the Company had outstanding call options to purchase 1.2 million pounds sterling at $1.675 per pound. These contracts expire monthly through December 1999. The above contracts had no net value at December 31, 1998.



13. REDEEMABLE COMMON STOCK OF INVITROGEN B.V.



    Effective February 26, 1993, Invitrogen B.V. entered into a money loan agreement with N.V. Noordelijke Ontwikkelingsmaatschappij, Investment and Development Company for the Northern Netherlands ("NOM"). As of December 31, 1994, the due date of the Loan, the Company had borrowed $618,000, at a 15% effective interest rate, under the agreement which had provisions by which NOM could convert its loan balance to Invitrogen B.V. common stock. On April 7, 1995, the Company, Invitrogen B.V. and NOM entered into a Shareholders' Agreement. As a result, Invitrogen B.V. issued 18,000 shares of non-voting redeemable common stock to NOM in exchange for NLG 1.8 million. The proceeds from the issuance of the non-voting redeemable common stock were utilized to retire the outstanding debt of $618,000 (NLG 1.2 million). The Company redeemed all of the shares on April 7, 1999 for the redemption amount of NLG 3,150,000 (USD $1,507,000).

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



13. REDEEMABLE COMMON STOCK OF INVITROGEN B.V. (CONTINUED)


    The excess of the redemption value over the issue price was accredited by periodic charges to equity over the life of the issue through April 7, 1999.



14. PREFERRED STOCK



AUTHORIZED SHARES



    The Company has authorized 6,405,884 shares of preferred stock, designated as follows:



                                                               SHARES
Series A cumulative convertible redeemable preferred
  stock.....................................................  2,202,942
Series A redeemable preferred stock.........................  2,202,942
Undesignated preferred stock................................  2,000,000
                                                              ---------
  Total preferred shares....................................  6,405,884
                                                              =========



    The Series A Cumulative Convertible Redeemable Preferred Stock ("Convertible Preferred Stock") accrues dividends at a rate of 6% per annum and has a liquidation preference of $6.8091 per share plus accrued and unpaid dividends. Additionally, the Convertible Preferred Stock entitles the holder thereof to one vote per outstanding share in the election of one director of the Company, voting together as one separate class. The holders of the Convertible Preferred Stock vote separately as a class on significant transactions including acquisitions, redemption of shares, declaration of dividends, creation of any senior securities, or securities on par with the Convertible Preferred Stock, increases in the size of the Board of Directors, and payment of executive bonuses. Holders of the Convertible Preferred Stock also elect one director. The Convertible Preferred Stock may be voluntarily converted upon the election of holders of not less than 66.67% of the voting power of this stock. The rate at which the Convertible Preferred Stock converts to common stock is automatically adjusted in the event of most future issuances of equity securities by the Company below the original purchase price of the Convertible Preferred Stock, resulting in an increase in the percentage of the Company owned by the holders on a fully diluted basis. After June 18, 2003, the holders of the Convertible Preferred Stock have the right to require the Company to redeem their shares for the original purchase price plus accrued dividends.



    The Series A Redeemable Preferred Stock (RPS) Stock accrues dividends at 3% per annum and entitles the holder thereof to one vote per outstanding share in the election of one director of the Company, voting together as a separate class. The RPS is redeemable upon the occurrence of a qualified public offering or sale or other qualified event. Upon liquidation, the RPS is entitled to be paid out of the assets of the Company at the redeemable base liquidation amount (original issue price of $6.8091 per share plus accrued dividends) per share determined at the measurement date. There are no shares of RPS outstanding at December 31, 1998.



ISSUED SHARES



    On June 20, 1997, the Company entered into a stock purchase agreement with a group of three investors (Investors). The Company sold 2,202,942 shares of Convertible Preferred Stock at $6.8091 per share to the Investors in exchange for $14,766,000, net of issuance costs. Additionally, the Company

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



14. PREFERRED STOCK (CONTINUED)


repurchased and retired 1,101,471 shares of the Company's common stock at $6.8091 per share, representing the fair value of these shares, from certain stockholders of the Company in exchange for $7.5 million. In accordance with EITF D-60, the maximum possible premium to holders of convertible preferred stock ($15 million) was recognized as a beneficial conversion feature through a charge to equity on June 20, 1997, the date the Convertible Preferred Stock first became convertible. This $15 million charge has been recognized as a reduction to earnings available to common stockholders in 1997.



SUBSEQUENT CONVERSION AND REDEMPTION



    In February 1999, upon the closing of the Company's IPO (see Note 15), each of the 2,202,942 outstanding shares of Convertible Preferred Stock were automatically converted into 2,202,942 shares of Common Stock and 2,202,942 shares of RPS. At the closing of the IPO, the RPS was redeemed for $14,015,000 and accumulated dividends on the Convertible Preferred Stock of $1,538,000 were paid. Upon determination of the final redemption price of $14,015,000 at the IPO a credit to equity of $985,000 was recorded which has been reported as an adjustment to Income Available to Common Stockholders in the income statement for the quarter ended March 31, 1999.



15. COMMON STOCK AND SUBSEQUENT INITIAL PUBLIC OFFERING



AUTHORIZED SHARES



    In November 1998, the Company amended its bylaws to reflect an increase of authorized shares of common stock from 20,000,000 to 50,000,000.



STOCK SPLIT



    On June 20, 1997, the Company approved a recapitalization which authorized 20,000,000 shares of common stock and a stock split that converted each share of Series A and Series B stock into seven shares of common stock of the Company. All prior period share amounts have been restated to reflect the stock split.



SUBSEQUENT INITIAL PUBLIC OFFERING



    In February 1999, the Company completed its initial public offering and issued 3,525,000 new shares of its Common Stock at a price of $15.00 per share. The Company received $48.1 million in cash, net of underwriting discounts, commissions and other offering costs.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



16. EARNINGS PER SHARE



    Earnings per share is calculated as follows for the years ended
December 31:



                                                                               1998
                                                              --------------------------------------
                                                                INCOME         SHARES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      (NUMERATOR)   (DENOMINATOR)    AMOUNT
Basic EPS:
Income available to common stockholders.....................    $  3,126        12,152       $ 0.26
                                                                                             ======
Stock options...............................................          --         1,731
                                                                --------        ------
Diluted EPS:
Income available to common stockholders plus assumed
  conversions...............................................    $  3,126        13,883       $ 0.23
                                                                ========        ======       ======



                                                                               1997
                                                              --------------------------------------
                                                                 LOSS          SHARES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      (NUMERATOR)   (DENOMINATOR)    AMOUNT
Basic and Diluted EPS:
Loss available to common stockholders.......................    $(13,215)       11,461       $(1.15)
                                                                ========        ======       ======



                                                                               1996
                                                              --------------------------------------
                                                                INCOME         SHARES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      (NUMERATOR)   (DENOMINATOR)    AMOUNT
Basic EPS:
Income available to common stockholders.....................    $  2,165        10,831       $ 0.20
                                                                                             ======
Stock options...............................................          --         1,723
                                                                --------        ------
Diluted EPS:
Income available to common stockholders plus assumed
  conversions...............................................    $  2,165        12,554       $ 0.17
                                                                ========        ======       ======



    In accordance with SAB Topic 4D, the Company considers any common stock issuable upon the occurrence of an IPO for little or no consideration as a nominal issuance. In accordance with the above bulletin, the Company has considered 2,202,942 common shares issuable in connection with the conversion of convertible preferred stock to be a nominal issuance and outstanding for all periods since the original issuance of the underlying security.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



17. EMPLOYEE BENEFIT PLANS



EMPLOYEE STOCK OWNERSHIP PLANS



    The Company has an Employee Stock Ownership Plan ("ESOP") covering all Invitrogen employees who have completed one year of continuous service or have completed 1,000 hours of service in a twelve-month period prior to entry date. Contributions to the ESOP are made at the discretion of the Board of Directors. Contributions of $100,000 in Company stock were designated for the ESOP for each of the years ended December 31, 1998, 1997 and 1996. Future contributions to the ESOP were terminated as of December 31, 1998. The assets of the ESOP will be distributed to the participants or rolled into the Invitrogen 401(k) plan or other qualified retirement plans as designated by the participants.



    The Company also has a 401(k)/ESOP plan covering all NOVEX employees who have completed 1,000 or more hours of service within a twelve-month period. Contributions to the 401(k)/ESOP are based upon a Company match of employee 401(k) salary deferrals, as well as a discretionary percentage of eligible participants' total compensation. The Company made contributions of $136,000, $383,000 and $354,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The Company intends to terminate the 401(k)/ESOP plan and to distribute the assets to the participants or roll those assets into the Invitrogen 401(k) plan or other qualified retirement plans as designated by the participants. An aggregate of 150,000 shares of the Company's common stock have been reserved for issuance under this plan.



SECTION 401(K) PROFIT SHARING PLAN



    The Company has a profit sharing plan which allows each eligible employee to voluntarily make pre-tax deferred salary contributions. The Company may make matching contributions in amounts as determined by the board of directors. The Company made matching contributions of approximately $179,000, $134,000 and $111,000, for the years ended December 31, 1998, 1997 and 1996, respectively.



EMPLOYEE STOCK PURCHASE PLAN



    The Company has an employee stock purchase plan which become effective upon the Company's initial public offering in February 1999. An aggregate of 250,000 shares of the Company's common stock have been reserved for issuance under this plan.



18. STOCK OPTION PLANS



    The Company has four stock option plans, the 1995 and 1997 Invitrogen Corporation Stock Option Plans and the 1996 and 1998 NOVEX Stock Option/Stock Issuance Plans. Under these plans, incentive stock options are granted to eligible employees to purchase shares of the Company's common stock at an exercise price equal to no less than the estimated fair market value of such stock as determined by the Board of Directors on the date of grant; nonqualified stock options are granted at an exercise price of no less than 85% of the fair market value of the common stock on the date of grant. The Company recognizes as compensation expense the difference between the exercise price and the fair market value of the common stock on the date of grant. Stock based compensation expense is deferred and recognized over the vesting period of the stock option. During the years ended December 31, 1998 and 1997 the Company recognized $216,000 and $169,000, respectively, in stock based compensation expense.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



18. STOCK OPTION PLANS (CONTINUED)


    The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the fixed stock option or stock purchase plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:



(IN THOUSANDS)                                                           1998       1997       1996
Income available to common stockholders:   As reported...............   $3,126    $(13,215)   $2,165
                                           Pro forma.................    2,682     (13,297)    2,074

Basic earnings per share:                  As reported...............   $ 0.26    $  (1.15)   $ 0.20
                                           Pro forma.................     0.22       (1.16)     0.19

Diluted earnings per share:                As reported...............   $ 0.23    $  (1.15)   $ 0.17
                                           Pro forma.................     0.19       (1.16)     0.17



    Under these four Plans, the Company may grant up to 5,962,875 options, of which 3,620,458 are outstanding and 2,159,932 are available for issue at December 31, 1998. Options vest immediately or over a period of time ranging up to five years, are exercisable in whole or in installments, and expire ten years from date of grant.



    A summary of the status of the Company's stock option plans at December 31, 1998, 1997 and 1996 and changes during the periods then ended is presented in the tables below:



                                                    1998                   1997                   1996
                                            --------------------   --------------------   --------------------
                                                       WTD. AVG.              WTD. AVG.              WTD. AVG.
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     SHARES    EX. PRICE    SHARES    EX. PRICE    SHARES    EX. PRICE
Outstanding, beginning of the year........   2,240       $1.60       3,605      $1.01      2,956       $0.86
Granted...................................   1,429       $8.00         393      $3.88        719       $1.61
Exercised.................................     (20)      $1.66        (179)     $0.90        (70)      $0.98
Canceled..................................     (29)      $2.80      (1,579)     $0.90         --       $  --
                                             -----                  ------                 -----
Outstanding, end of the year..............   3,620       $4.12       2,240      $1.60      3,605       $1.01
                                             =====                  ======                 =====
Exercisable, end of the year..............   1,804       $1.69       1,375      $1.15      1,334       $0.89
Weighted average fair value of options
  granted.................................               $3.04                  $1.26                  $0.52

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1998, 1997 AND 1996



18. STOCK OPTION PLANS (CONTINUED)


At December 31, 1998:



(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                        WTD. AVG.
                                        REMAINING
                                       CONTRACTUAL
  OPTIONS       OPTIONS     EXERCISE     LIFE IN
OUTSTANDING   EXERCISABLE    PRICE        YEARS
   1,088           936       $ 0.84        6.1
     406           406       $ 0.98        6.8
     230            91       $ 1.78        7.2
     115            59       $ 3.28        7.5
     221           109       $ 3.80        8.1
     305            48       $ 4.14        9.0
     466           112       $ 5.60        9.0
     161            35       $ 6.12        9.7
      10             3       $ 6.14        9.6
      22            --       $ 5.48        9.8
      63             5       $ 8.50        9.8
     533            --       $12.00        9.9
   -----         -----
   3,620         1,804       $ 4.12        7.9
   =====         =====



    The fair value of each option grant is estimated on the date of grant using the present value pricing method as described in SFAS No. 123. The underlying assumptions used to estimate the fair values of options granted during 1998, 1997 and 1996 are weighted average risk-free interest rates of 5.48%, 5.89%, and 6.02%, respectively, with expected lives of 8.7, 7.0, and 5.0 years, respectively. No dividend yield or stock price volatility was used in these calculations.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                      INTERIM CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)


                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                               (UNAUDITED)     (AUDITED)
                                                              -------------   ------------
                           ASSETS
Current Assets:
  Cash and cash equivalents.................................     $38,216         $ 2,316
  Short-term investments....................................         809           4,214
  Accounts receivable, net of allowance for doubtful
    accounts of
    $167 and $266...........................................       7,923           5,628
  Note receivable officer...................................         150             150
  Inventories...............................................       5,301           5,374
  Deferred income taxes.....................................         786             767
  Prepaid expenses and other current assets.................       2,164           1,294
                                                                 -------         -------
    Total current assets....................................      55,349          19,743
Property and Equipment, net.................................       8,961          10,036
Intangible Assets, net......................................       3,577           1,708
Other Assets................................................         386             563
                                                                 -------         -------
    Total assets............................................     $68,273         $32,050
                                                                 =======         =======

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable to bank.....................................     $    --         $   779
  Current portion of long-term obligations..................       1,137             995
  Accounts payable..........................................       1,670           3,106
  Accrued expenses..........................................       6,409           2,836
  Income taxes payable......................................         536             802
                                                                 -------         -------
    Total current liabilities...............................       9,752           8,518
                                                                 -------         -------
Long term obligations.......................................         741           1,116
                                                                 -------         -------
Non-voting Redeemable Common Stock of Invitrogen B.V.;
  Subsidiary common stock, 66,000 shares authorized; no
  shares issued or outstanding on September 30, 1999 and
  18,000 shares issued and outstanding on December 31,
  1998......................................................          --           1,599
                                                                 -------         -------
Convertible Redeemable Preferred stock; $0.01 par value,
  2,202,942 shares
  authorized; no shares issued or outstanding on September
    30, 1999 and 2,202,942 shares issued and outstanding on
    December 31, 1998.......................................          --          16,141
                                                                 -------         -------
Stockholders' Equity:
  Common stock; $0.01 par value, 50,000,000 shares
    authorized; 16,175,259 and 9,948,035 shares issued and
    outstanding at September 30, 1999 and December 31, 1998,
    respectively............................................         162             100
  Additional paid-in-capital................................      54,794           4,705
  Deferred compensation.....................................        (803)           (962)
  Value of common stock designated pursuant to Employee
    Stock Ownership Plan....................................          --             100
  Foreign currency translation adjustment...................        (230)            (40)
  Retained earnings.........................................       3,857             773
                                                                 -------         -------
    Total stockholders' equity..............................      57,780           4,676
                                                                 -------         -------
    Total liabilities and stockholders' equity..............     $68,273         $32,050
                                                                 =======         =======


   The accompanying notes are an integral part of these consolidated balance sheets.

                    INVITROGEN CORPORATION AND SUBSIDIARIES
                   INTERIM CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                          THREE MONTHS ENDED     NINE MONTHS ENDED
                                                             SEPTEMBER 30,         SEPTEMBER 30,
                                                          -------------------   -------------------
                                                            1999       1998       1999       1998
                                                                         (UNAUDITED)
Revenues................................................  $17,522    $14,507    $51,288    $39,212
Cost of Revenues........................................    5,883      5,427     17,461     13,707
                                                          -------    -------    -------    -------
  Gross margin..........................................   11,639      9,080     33,827     25,505
Operating Expenses:
  Sales and marketing...................................    3,490      3,005     10,496      8,316
  General and administrative............................    2,344      1,907      6,742      5,816
  Research and development..............................    2,537      2,341      7,447      6,390
  Merger related costs (see Note 5).....................    4,379         --      4,379         --
                                                          -------    -------    -------    -------
    Total operating expenses............................   12,750      7,253     29,064     20,522
                                                          -------    -------    -------    -------
      Income (loss) from operations.....................   (1,111)     1,827      4,763      4,983
                                                          -------    -------    -------    -------
Other Income (Expense):
  Gain (loss) on foreign currency transactions..........      107         84        (99)        78
  Interest and other expense............................      (83)       (63)      (222)      (197)
  Interest and other income.............................      433        132      1,036        319
                                                          -------    -------    -------    -------
                                                              457        153        715        200
                                                          -------    -------    -------    -------
Income (loss) before provision for income taxes.........     (654)     1,980      5,478      5,183
Benefit (provision) for income taxes....................       27       (687)    (2,157)    (1,858)
                                                          -------    -------    -------    -------
Net income (loss).......................................     (627)     1,293      3,321      3,325
  Less:  Preferred stock dividends......................       --       (225)      (163)      (675)
        Accretion of non-voting redeemable common
    stock...............................................       --        (52)       (74)      (150)
        Adjustment to beneficial conversion feature
    related
          to convertible preferred stock................       --         --        985         --
                                                          -------    -------    -------    -------
      Income (loss) available to common stockholders....  $  (627)   $ 1,016    $ 4,069    $ 2,500
                                                          =======    =======    =======    =======
Earnings (loss) per share:
  Basic.................................................  $ (0.04)   $  0.08    $  0.27    $  0.21
                                                          =======    =======    =======    =======
  Diluted...............................................  $ (0.04)   $  0.07    $  0.23    $  0.18
                                                          =======    =======    =======    =======
Weighted average shares used in per share calculation:
  Basic.................................................   16,006     12,150     15,099     12,154
  Diluted...............................................   16,006     13,783     17,646     13,648



  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES



                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS



                             (DOLLARS IN THOUSANDS)



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1999          1998
                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 3,321       $ 3,325
  Adjustments to reconcile net income to net cash provided
    by operating
    activities:
  Depreciation and amortization.............................    1,965         1,248
  Amortization of deferred compensation.....................      276           162
  Employee stock ownership plan contribution................       --            75
  Deferred income taxes.....................................      (34)          (58)
  Merger related costs......................................    1,820            --
  Other non-cash adjustments................................      182            26
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (2,409)       (2,193)
    Inventories.............................................       24        (1,609)
    Prepaid expenses and other current assets...............   (1,379)         (831)
    Other assets............................................      (27)           63
    Accounts payable........................................   (1,380)          787
    Accrued expenses........................................    3,408           404
    Income taxes payable....................................     (251)        1,099
                                                              -------       -------
      Net cash provided by operating activities.............    5,516         2,498
                                                              -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Change in short term investments..........................    3,405           672
  Purchases of property and equipment.......................   (2,261)       (6,135)
  Payments for intangible assets............................   (1,071)         (389)
                                                              -------       -------
      Net cash provided by (used in) investing activities...       73        (5,852)
                                                              -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from (payments on) line of credit, net...........     (764)           74
  Proceeds from long term obligations.......................       --         1,300
  Principal payments on long term obligations...............   (1,250)         (506)
  Redemption of preferred and common stock and payment of
    accrued dividends.......................................  (17,060)           --
  Proceeds from sale of common stock........................   49,398            14
  Repurchase of common stock................................       --          (150)
                                                              -------       -------
      Net cash provided by financing activities.............   30,324           732
  Effect of exchange rate changes on cash...................      (13)          197
                                                              -------       -------
  Net increase (decrease) in cash and cash equivalents......   35,900        (2,425)
  Cash and cash equivalents, beginning of period............    2,316         5,540
                                                              -------       -------
  Cash and cash equivalents, end of period..................  $38,216       $ 3,115
                                                              =======       =======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1999          1998
                                                                   (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................  $   134       $   162
                                                              =======       =======
  Cash paid for income taxes................................  $ 2,608       $ 1,256
                                                              =======       =======
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Conversion of Convertible Redeemable Preferred Stock into
    Redeemable
    Preferred Stock.........................................  $14,015       $    --
                                                              =======       =======
  Conversion of Redeemable Preferred Stock into Common
    Stock...................................................  $   751       $    --
                                                              =======       =======
  Adjustment to beneficial conversion feature related to
    Convertible
    Redeemable Preferred Stock..............................  $   985       $    --
                                                              =======       =======
  Note issued for patent rights.............................  $ 1,000       $    --
                                                              =======       =======
  Preferred dividends declared..............................  $   163       $   675
                                                              =======       =======
  Contribution of common stock to ESOP......................  $   100       $   100
                                                              =======       =======
  Accretion of redemption value for Redeemable Common
    Stock...................................................  $    74       $   150
                                                              =======       =======
  Deferred compensation.....................................  $   164       $   683
                                                              =======       =======
  Note issued for Serva product line assets acquired........  $    --       $   500
                                                              =======       =======



  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS



GENERAL



    The consolidated financial statements include the accounts of Invitrogen Corporation and its 100% controlled subsidiaries, NOVEX, Invitrogen B.V., NOVEX Electrophoresis GmbH, Serva GmbH, NOVEX International Sales Corporation and Invitrogen Export Company, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation. The interim financial statements have been prepared by Invitrogen, without audit, according to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited financial statements contain all adjustments, which include only normal recurring adjustments, necessary to state fairly the financial position, results of operations and cash flows as of and for the periods indicated.



    On August 17, 1999, the Company consummated a merger with NOVEX, in a stock-for-stock transaction (see Note 5). NOVEX, formerly known as Novel Experimental Technology, a California corporation, was incorporated on April 5, 1989. NOVEX manufactures protein and nucleic acid electrophoresis gels and related equipment, solutions, standards, and fine chemicals, primarily for use in research laboratories. This transaction has been accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to combine the financial and operating results of Invitrogen and NOVEX.



    It is suggested that these financial statements be read in conjunction with the audited financial statements and the notes thereto included elsewhere in this Registration Statement and Prospectus.



1.  INVENTORIES



    Inventories include material, labor and overhead costs and consist of the following:



                                                      SEPTEMBER 30,   DECEMBER 31,
                                                          1999            1998
(IN THOUSANDS)
Raw materials and components........................     $1,609          $1,610
Work in process.....................................        889           1,118
Finished goods......................................      2,803           2,646
                                                         ------          ------
                                                         $5,301          $5,374
                                                         ======          ======



2.  ACCUMULATED DEPRECIATION AND AMORTIZATION



    Accumulated depreciation and amortization of property, plant and equipment was $7.3 million and $5.8 million at September 30, 1999 and December 31, 1998, respectively. Accumulated amortization of intangible assets was $0.5 million and $0.3 million at September 30, 1999 and December 31, 1998, respectively.

                    INVITROGEN CORPORATION AND SUBSIDIARIES
         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



3.  ACCRUED EXPENSES



    Accrued expenses consist of the following:



                                                      SEPTEMBER 30,   DECEMBER 31,
                                                          1999            1998
(IN THOUSANDS)
Accrued purchases...................................     $  839          $  678
Accrued payroll and related expenses................      1,600           1,148
Accrued ESOP contribution...........................        353             254
Accrued merger related costs........................      2,684              --
Accrued other.......................................        933             756
                                                         ------          ------
                                                         $6,409          $2,836
                                                         ======          ======



4.  INITIAL PUBLIC OFFERING, CONVERSION AND REDEMPTION OF PREFERRED STOCK



    In February 1999, the Company completed its initial public offering and issued 3,525,000 newly issued shares of its Common Stock at a price of $15.00 per share. The Company received $48.1 million in cash, net of underwriting discounts, commissions and other offering costs.



    Simultaneously with the closing of the initial public offering, each of the 2,202,942 outstanding shares of Series A Cumulative Convertible Preferred Stock was automatically converted into 2,202,942 shares of Common Stock and 2,202,942 shares of Series A Redeemable Preferred Stock (RPS). At the closing of the IPO, the RPS was redeemed for $14,015,000 and accumulated dividends on the Series A Cumulative Convertible Preferred Stock of $1,538,000 were paid. In 1997, when the stock was issued, a charge to equity of $15 million was recorded to reflect the beneficial conversion feature of the convertible preferred stock. Upon determination of the final redemption price of $14,015,000 at the IPO a credit to equity of $985,000 was recorded which has been reported as an adjustment to Income Available to Common Stockholders in the income statement for the quarter ended March 31, 1999.



5.  NOVEX MERGER



    On August 17, 1999, the Company consummated a merger with NOVEX, in a stock-for-stock transaction. NOVEX manufactures protein and nucleic acid electrophoresis gels and related equipment, solutions, standards, and fine chemicals, primarily for use in research laboratories.



    Invitrogen issued 2,530,124 shares of common stock in exchange for all the outstanding shares of NOVEX stock based on an exchange ratio of approximately
 .23188 shares of Invitrogen common stock for each share of NOVEX common stock. Invitrogen also assumed and exchanged all options to purchase NOVEX common stock for options to purchase 469,678 shares of Invitrogen common stock. The merger is intended to qualify as a tax-free reorganization and has been accounted for as a pooling of interests. Costs incurred as a result of the merger and related integration are expected to be $4.4 million and are subject to change. These costs were expensed in August 1999, after the merger was completed.



    Prior to the merger, NOVEX used a fiscal year ending March 31. In order to report the combined results on a consistent basis, NOVEX's fiscal years have been recast to a twelve-month period ended December 31, for all periods presented. These recast results have been combined with the corresponding fiscal years ended December 31, 1998, 1997 and 1996, of Invitrogen to arrive at the financial information presented. The combined results of operations of Invitrogen and NOVEX are presented as if the merger had occurred at the beginning of the periods presented.

                    INVITROGEN CORPORATION AND SUBSIDIARIES
         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



6. EARNINGS PER SHARE



    Earnings per share is calculated as follows:



                                                              THREE MONTHS ENDED SEPTEMBER 30, 1999
                                                             ---------------------------------------
                                                                LOSS          SHARES
                                                             (NUMERATOR)   (DENOMINATOR)    AMOUNT
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Basic and Diluted EPS:
Loss available to common stockholders......................    $ (627)        16,006        $ (0.04)
                                                               ======         ======        =======
                                                              THREE MONTHS ENDED SEPTEMBER 30, 1998
                                                             ---------------------------------------
                                                               INCOME         SHARES
                                                             (NUMERATOR)   (DENOMINATOR)    AMOUNT
Basic EPS:
Income available to common stockholders....................    $1,016         12,150        $  0.08
                                                                                            =======
Stock options..............................................        --          1,633
                                                               ------         ------

Diluted EPS:
Income available to common stockholders plus assumed
  conversions..............................................    $1,016         13,783        $  0.07
                                                               ======         ======        =======
                                                              NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                             ---------------------------------------
                                                               INCOME         SHARES
                                                             (NUMERATOR)   (DENOMINATOR)    AMOUNT
Basic EPS:
Income available to common stockholders....................    $4,069         15,099        $  0.27
                                                                                            =======
Stock options..............................................        --          2,547
                                                               ------         ------
Diluted EPS:
Income available to common stockholders plus assumed
  conversions..............................................    $4,069         17,646        $  0.23
                                                               ======         ======        =======
                                                              NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                             ---------------------------------------
                                                               INCOME         SHARES
                                                             (NUMERATOR)   (DENOMINATOR)    AMOUNT
Basic EPS:
Income available to common stockholders....................    $2,500         12,154        $  0.21
                                                                                            =======
Stock options..............................................        --          1,494
                                                               ------         ------

Diluted EPS:
Income available to common stockholders plus assumed
  conversions..............................................    $2,500         13,648        $  0.18
                                                               ======         ======        =======



    In accordance with SAB Topic 4D, the Company considers any common stock issuable upon the occurrence of an IPO for little or no consideration as a nominal issuance. In accordance with the above bulletin, the Company has considered 2,202,942 common shares issuable in connection with the conversion of convertible preferred stock to be a nominal issuance and outstanding for all periods since the

                    INVITROGEN CORPORATION AND SUBSIDIARIES
         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



6. EARNINGS PER SHARE (CONTINUED)


original issuance of the underlying security until the conversion into common stock upon the IPO in February 1999.



7. COMPREHENSIVE INCOME (LOSS)



    Total comprehensive income (loss) is determined as follows:



                                                                 THREE MONTHS           NINE MONTHS
                                                                     ENDED                 ENDED
                                                                 SEPTEMBER 30,         SEPTEMBER 30,
                                                              -------------------   -------------------
(IN THOUSANDS)                                                  1999       1998       1999       1998
Net income (loss)...........................................   $(627)     $1,293     $3,321     $3,325
Foreign currency translation adjustments....................      13         146       (190)       166
                                                               -----      ------     ------     ------
  Total comprehensive income (loss).........................   $(614)     $1,439     $3,131     $3,491
                                                               =====      ======     ======     ======

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

            , 1999

                          [LOGO]-Registered Trademark-

                        5,000,000 SHARES OF COMMON STOCK

                               -----------------

                                   PROSPECTUS

                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
                               HAMBRECHT & QUIST
                           U.S. BANCORP PIPER JAFFRAY
                             DAIN RAUSCHER WESSELS

 A DIVISION OF DAIN RAUSCHER INCORPORATED

                       ----------------------------------

                                DLJDIRECT, INC.

          ------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. The Company is paying all of the expenses incurred on behalf of the Selling Stockholders (other than underwriting discounts and commissions). All amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market fee.


Registration fee............................................  $ 39,763
NASD filing fee.............................................    14,803
Nasdaq National Market fee..................................    17,000
Blue sky qualification fees and expenses....................    10,000
Printing and engraving expenses.............................   175,000
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................    50,000
Transfer agent and registrar fees...........................     3,000
Fee for Custodian for Selling Stockholders..................     3,000
Miscellaneous...............................................    37,434
                                                              --------
    Total...................................................  $500,000
                                                              ========


ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "Delaware Law"), the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of a director to the Registrant or its stockholders for monetary damages arising out of the director's breach of his or her fiduciary duty of care, except as follows. A director remains potentially liable for monetary damages (unless otherwise permitted by applicable law) for (a) breach of the director's duty of loyalty to the Registrant or its stockholders, (b) acts or omissions not in good faith or which involve misconduct or a knowing violation of law, (c) an improper payment of a dividend or an improper redemption or repurchase of the Registrant's stock (as provided in Section 174 of the Delaware Law) or (d) any transaction from which a director derives an improper personal benefit. Any repeal or modification of this provision will not affect any right or protection of a director that exists at the time of such repeal or modification.

    Section 145 of the Delaware Law empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

    Article VII of the By-Laws of the Registrant provides in terms similar to those of Section 145 of the Delaware Law that the Registrant shall have power and shall be required to indemnify its directors and officers in accordance with the Delaware Law.

    Under the terms of various Directors and Officers Liability and Corporation Reimbursement Liability Policies, the directors and officers of the Registrant are insured, subject to applicable policy exclusions, limits and deductibles, against any loss incurred in connection with any claim made against them or any of them for any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted, or any matter not excluded by the terms and conditions of the policy, claimed against them solely by reason of their being directors or officers of the Registrant. The foregoing statements are subject to the detailed provisions of such Policies.

    The Registrant has entered into indemnification agreements with each of its directors and officers. Such indemnification agreements provide that the Registrant will pay certain amounts incurred by a director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and specifically including actions by or in the name of the Registrant (referred to as derivative suits), where the individual's involvement is by reason of the fact that he or she is or was a director or officer. Such amounts include, to the maximum extent permitted by law, attorneys' fees, judgments, civil or criminal fines, settlement amounts, and other expenses customarily incurred in connection with legal proceedings. Under each indemnification agreement, a director or officer will not be indemnified if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant. Each indemnification agreement provides a number of procedures and presumptions used in the determination of the right to indemnification, as well as a requirement that in order to receive an advancement of expenses, the director or officer must submit an undertaking to repay any expenses advanced on his or her behalf with respect to which it is later determined the director or officer was not entitled to receive. Each indemnification agreement is effective for actions arising out of acts or omissions which may have occurred before or after the execution of such indemnification agreement. The foregoing statements are subject to the detailed provisions of such indemnification agreements.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Since December 31, 1995, the Registrant has sold and issued the following unregistered securities:

    (a) Issuances of Shares of Common Stock.

    In August 1996, the Registrant issued an aggregate of 15,936 shares (111,552 after the seven-for-one split discussed below) to the Registrant's ESOP as a contribution. In May 1997, the Registrant issued an aggregate of 22,939 shares to the Registrant's ESOP as a contribution. In July 1998, the Registrant issued 12,920 shares to the Registrant's ESOP as a contribution.

    In June 1997, the Registrant reincorporated in Delaware and each outstanding share of Common Stock of its California predecessor was converted into seven shares of Common Stock of the Registrant.

    (b) Issuances of Shares of Preferred Stock.

    On June 20, 1997, the Registrant issued a total of 2,202,942 shares of Convertible Preferred Stock to three venture capital funds, each of which was an accredited investor, for an aggregate offering price of $15 million.

    (c) Option Issuances to, and Exercises by, Employees and Directors.

    From December 31, 1995 to December 31, 1998, the Registrant issued options to approximately 65 employees to purchase a total of 2,036,500 shares of common stock at a weighted average exercise price of $7.02 per share. No consideration was paid to the Registrant by any recipient of any of the foregoing options for the grant of any such options. From December 31, 1995 through December 31, 1998, 13 employees had exercised options for an aggregate of 265,005 shares of Common Stock. Certain of these shares were subsequently repurchased by the Company.

    There were no underwriters employed in connection with any of the transactions set forth in Item 15.

    The issuances described in Items 15(a) and 15(b) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances described in Item 15(c) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.


     EXHIBIT
     NUMBER                      DESCRIPTION OF DOCUMENT
          1.1  Form of Underwriting Agreement

         *3.1 Restated Certificate of Incorporation of the Company, as amended

         *3.2  Amended and Restated Bylaws of the Company

         *4.1  Specimen Common Stock Certificate

          5.1  Opinion of Gray Cary Ware & Freidenrich LLP

        *10.1 Form of Indemnification Agreement for directors and executive officers

        *10.2  1995 Stock Option Plan and forms of Incentive Stock Option
                 Agreement and Nonstatutory Stock Option Agreement thereunder

        *10.3  1997 Stock Option Plan, as amended, and forms of Incentive
                 Stock Option Agreement and Nonstatutory Stock Option
                 Agreement thereunder

        *10.4 1998 Employee Stock Purchase Plan and form of subscription agreement thereunder

        *10.5 Patent License Agreement, effective as of July 1, 1998, among F. Hoffmann-La Roche Ltd, Roche Molecular Systems,
                 Inc. and Invitrogen Corporation

        *10.6  License Agreement, dated May 10, 1990, between Molecular
                 Chimerics Corporation and Invitrogen Corporation

        *10.7 Purchase Agreement, effective July 1, 1994, between Cayla and Invitrogen, as amended

        *10.8  License Agreement, dated January 22, 1997, between
                 Sloan-Kettering Institute for Cancer Research and
                 Invitrogen

        *10.9  Lease, dated November 1, 1995, as amended, between CRC and
                 Invitrogen

       *10.10  Stock Purchase and Stockholders Agreement dated June 20,
                 1997 among Invitrogen, Lyle C. Turner, Joseph Fernandez,
                 TA/Advent VIII L.P., Advent Atlantic and Pacific III, L.P.
                 and TA Venture Investors L.P.

     EXHIBIT
     NUMBER                      DESCRIPTION OF DOCUMENT
       *10.11  Stock Purchase Agreement dated November 3, 1998, between
                 MorphaGen, Inc., Heidi Short and Invitrogen Corporation

       *10.12  Employment Agreement between Theodore De Frank and
                 Invitrogen dated September 28, 1995

      **10.13  Assignment of Intellectual Property Conditional on Payment
                 Dated as of May 31, 1999, by and between Molecular Biology
                 Resources and Invitrogen Corporation.

      **10.14  Agreement and Plan of Merger, dated as of June 14, 1999, among Invitrogen Corporation, INVO Merger Corporation and
                 NOVEX.

     (1)10.15  1996 NOVEX Stock Option/Stock Issuance Plan and forms of
                 Incentive Stock Option Agreement and Nonstatutory Stock
                 Option Agreement thereunder.

     (1)10.16  1998 NOVEX Stock Option/Stock Issuance Plan and forms of
                 Incentive Stock Option Agreement and Nonstatutory Stock
                 Option Agreement thereunder.

     (1)10.17  Employment Agreement between NOVEX and David E. McCarty dated July 22, 1997, assumed by Invitrogen on August 17,
                 1999.

     (1)10.18  Promissory Note from Lyle C. Turner dated December 1998.

     (1)10.19  Novel Experimental Technology 401(k) Employee Ownership Plan
                 and Trust Agreement, dated April 1, 1997, as amended.

     (1)10.20  Invitrogen Corporation Employee Stock Ownership Plan, dated
                 January 1, 1996.

         21.1  List of Subsidiaries

         23.1  Consent of Arthur Andersen LLP, Independent Public
                 Accountants

         23.2  Consent of Gray Cary Ware & Freidenrich LLP (included in
                 Exhibit 5.1)

      (1)24.1  Power of Attorney


------------------------

* Incorporated by reference to the Registrant's Registration Statement on Forms S-1 (File No. 333-68665).


** Incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-82593).



(1) Previously filed.


    (b) Financial Statement Schedules.

    No schedules have been filed because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, employee or agent of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, County of San Diego, State of California, on the 22nd day of October, 1999.


                                                       INVITROGEN CORPORATION

                                                       By:                      *
                                                            -----------------------------------------
                                                                          James R. Glynn
                                                            Executive Vice President, Chief Financial
                                                                       Officer and Director

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                   SIGNATURE                                   TITLE                      DATE
                                                  President, Chief Executive
                       *                            Officer and Chairman of the
     --------------------------------------         Board of Directors              October 22, 1999
                 Lyle C. Turner                     (PRINCIPAL EXECUTIVE OFFICER)

                                                  Executive Vice President, Chief
                       *                            Financial Officer and
     --------------------------------------         Director                        October 22, 1999
                 James R. Glynn                     (PRINCIPAL FINANCIAL AND
                                                    ACCOUNTING OFFICER)

                       *
     --------------------------------------       Executive Vice President and      October 22, 1999
                David E. McCarty                    Director

                       *
     --------------------------------------       Director                          October 22, 1999
              Bradley G. Lorimier

                       *
     --------------------------------------       Director                          October 22, 1999
                Donald W. Grimm

                       *
     --------------------------------------       Director                          October 22, 1999
                Kurt R. Jaggers

                   SIGNATURE                                   TITLE                      DATE
                       *
     --------------------------------------       Director                          October 22, 1999
                  Jay M. Short

                       *
     --------------------------------------       Director                          October 22, 1999
                Lewis J. Shuster



*By:               /s/ WARNER R. BROADDUS
             ---------------------------------
                     Warner R. Broaddus                                                   October 22, 1999
                      ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


     EXHIBIT
     NUMBER                      DESCRIPTION OF DOCUMENT
          1.1  Form of Underwriting Agreement
         *3.1  Restated Certificate of Incorporation of the Company, as
                 amended
         *3.2  Amended and Restated Bylaws of the Company
         *4.1  Specimen Common Stock Certificate
          5.1  Opinion of Gray Cary Ware & Freidenrich LLP
        *10.1  Form of Indemnification Agreement for directors and executive officers
        *10.2  1995 Stock Option Plan and forms of Incentive Stock Option
                 Agreement and Nonstatutory Stock Option Agreement
                 thereunder
        *10.3  1997 Stock Option Plan, as amended, and forms of Incentive
                 Stock Option Agreement and Nonstatutory Stock Option
                 Agreement thereunder
        *10.4  1998 Employee Stock Purchase Plan and form of subscription agreement thereunder
        *10.5  Patent License Agreement, effective as of July 1, 1998, among F. Hoffmann-La Roche Ltd, Roche Molecular Systems,
                 Inc. and Invitrogen Corporation
        *10.6  License Agreement, dated May 10, 1990, between Molecular
                 Chimerics Corporation and Invitrogen Corporation
        *10.7  Purchase Agreement, effective July 1, 1994, between Cayla and Invitrogen, as amended
        *10.8  License Agreement, dated January 22, 1997, between
                 Sloan-Kettering Institute for Cancer Research and
                 Invitrogen
        *10.9  Lease, dated November 1, 1995, as amended, between CRC and
                 Invitrogen
       *10.10  Stock Purchase and Stockholders Agreement dated June 20,
                 1997 among Invitrogen, Lyle C. Turner, Joseph Fernandez,
                 TA/Advent VIII L.P., Advent Atlantic and Pacific III, L.P.
                 and TA Venture Investors L.P.
       *10.11  Stock Purchase Agreement dated November 3, 1998, between
                 MorphaGen, Inc., Heidi Short and Invitrogen Corporation
       *10.12  Employment Agreement between Theodore De Frank and
                 Invitrogen dated September 28, 1995
      **10.13  Assignment of Intellectual Property Conditional on Payment
                 Dated as of May 31, 1999, by and between Molecular Biology
                 Resources and Invitrogen Corporation.
      **10.14  Agreement and Plan of Merger, dated as of June 14, 1999, among Invitrogen Corporation, INVO Merger Corporation and
                 NOVEX.
     (1)10.15  1996 NOVEX Stock Option/Stock Issuance Plan and forms of
                 Incentive Stock Option Agreement and Nonstatutory Stock
                 Option Agreement thereunder.
     (1)10.16  1998 NOVEX Stock Option/Stock Issuance Plan and forms of
                 Incentive Stock Option Agreement and Nonstatutory Stock
                 Option Agreement thereunder.
     (1)10.17  Employment Agreement between NOVEX and David E. McCarty dated July 22, 1997, assumed by Invitrogen on August 17,
                 1999.
     (1)10.18  Promissory Note from Lyle C. Turner dated December 1998.
     (1)10.19  Novel Experimental Technology 401(k) Employee Ownership Plan
                 and Trust Agreement, dated April 1, 1997, as amended.
     (1)10.20  Invitrogen Corporation Employee Stock Ownership Plan, dated
                 January 1, 1996.
         21.1  List of Subsidiaries
         23.1  Consent of Arthur Andersen LLP, Independent Public
                 Accountants
         23.2  Consent of Gray Cary Ware & Freidenrich LLP (included in
                 Exhibit 5.1)
      (1)24.1  Power of Attorney (see page II-6)


------------------------

* Incorporated by reference to the Registrant's Registration Statement on Forms S-1 (File No. 333-68665).


** Incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-82593).



(1) Previously filed.